SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2015
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Index

Company Information

Capital

Approval of Dividends

Parent Company Financial Statements

Balance Sheet Assets

Balance Sheet Liabilities and Shareholders' Equity

Statements of Income

Statements of Comprehensive Income

Statements of Cash Flow

Statements of Changes in Shareholders' Equity

01/01/2015 to 09/30/2015

01/01/2014 to 09/30/2014

Statements of Added Value

Consolidated Company Financial Statements

Balance Sheet Assets

Balance Sheet Liabilities and Shareholders' Equity

Statements of Income

Statements of Comprehensive Income

Statements of Cash Flow

Statements of Changes in Shareholders' Equity

01/01/2015 to 09/30/2015

01/01/2014 to 09/30/2014

Statements of Added Value

Earnings release

Notes to quarterly information

Opinions and Statements

Report of Independent Registered Public Accounting Firm - Unqualified

Fiscal's Council Opinion or Equivalent Board

Directors’ Statement on the Financial Statements

Director’s Statement on the Auditor’s Report on Special Review

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Company Information

Company name:	TIM PARTICIPAÇÕES SA
Last change in the Company Name:	08/30/2004	Prior Company Name:	Tele Celular Sul Participações S.A.
Record date:	05/22/1998	C.N.P.J.:	02.558.115/0001-21
CVM Code:	01763-9	CVM incorporation date:	08/19/1998
Situação do Registro na CVM:	Active	Inicial date of record date at CVM:	09/10/1998
Country of origin:	Brazil	Contry of securities registration:	Brazil
Issuer's page in Internet:	www.tim.com.br/ri
Type of participant:	Listed Company
Record category at CVM:	Categoria A	Current category registration date:	01/01/2010
Issuer's situation:	Operational	Inicial date:	10/09/1998
Type of Control:	Private	Last change in control:
Last change in accounting period		Accounting period:	Day: 30 Month: 09
Activity:	Telecommunication
Activity description:
Journal name	Journal State
Jornal do Commercio	RJ
Valor Econômico	SP

Country	Incorporation date
United States of America	12/16/1998

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Parent Company Information - Capital

Number of Shares	Current Quarter
(units)	09/30/2015
Paid up Capital
Common	2,421,032,479
Preferred	-
Total	2,421,032,479
Treasury Stock
Common	795,889
Preferred	-
Total	795,889

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Parent Company Information – Approval of Dividends

Event	Approval	Proceeds	First Payment	Especie	Class	Dividends per Stock (Reais / Stock)

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Parent Company Balance Sheet - Assets (in thousands of Reais)

Account Code	Account Description	09/30/2015	12/31/2014
1	Total Assets	17,034,007	15,787,526
1.01	Current Assets	89,374	463,010
1.01.01	Cash and Cash Equivalents	50,914	43,455
1.01.03	Trade Accounts Receivable	329	329
1.01.03.02	Other Accounts Receivable	329	329
1.01.06	Taxes and Contributions Recoverable	21,582	20,648
1.01.06.01	Current Taxes and Contributions Recoverable	21,582	20,648
1.01.08	Other Current Assets	16,549	398,578
1.01.08.03	Other Assets	16,549	398,578
1.01.08.03.01	Dividends and interests on own capital receivable	0	385,835
1.01.08.03.03	Other Assets	16,549	12,743
1.02	Non-Current Assets	16,944,633	15,324,516
1.02.01	Long-Term Assets	66,496	65,729
1.02.01.01	Financial assets at fair value through profit or loss	0	98
1.02.01.01.02	Available for Sale	0	98
1.02.01.09	Other Non-Current Assets	66,496	65,631
1.02.01.09.05	Judicial Deposits	66,496	65,631
1.02.02	Investments	16,720,581	15,101,231
1.02.02.01	Investments on Subsidiaries	16,720,581	15,101,231
1.02.02.01.02	Subsidiaries	16,720,581	15,101,231
1.02.04	Intangible	157,556	157,556
1.02.04.01	Intangible Assets	157,556	157,556

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Parent Company Balance Sheet – Liabilities and Shareholders’ Equity (in thousands of Reais)

Account Code	Account Description	09/30/2015	12/31/2014
2	Total Liabilities	17,034,007	15,787,526
2.01	Current Liabilities	72,241	432,125
2.01.01	Social and Labor Obligations	1,850	2,119
2.01.01.02	Labor Obligations	1,850	2,119
2.01.02	Suppliers - Trade Payable	2,023	1,218
2.01.02.01	Domestic Suppliers	2,023	1,218
2.01.03	Taxes, rates and contributions	213	239
2.01.03.01	Federal Obligations	58	204
2.01.03.01.02	Other Fiscal Taxes	58	204
2.01.03.03	Municipal Obligations	155	35
2.01.03.03.01	ISS payable	155	35
2.01.05	Other Obligations	68,155	428,549
2.01.05.02	Others	68,155	428,549
2.01.05.02.01	Dividends payable	60,576	421,002
2.01.05.02.04	Other Current Liabilities	7,579	7,547
2.02	Non-Current Liabilities	33,483	33,367
2.02.02	Long-Term Liabilities	29,763	29,764
2.02.02.02	Others	29,763	29,764
2.02.02.02.03	Other Liabilities	29,763	29,764
2.02.04	Provisions	3,720	3,603
2.02.04.01	Tax, Labor and Civil Provisions	3,720	3,603
2.02.04.01.02	Civil and Labor Provisions	3,720	3,103
2.02.04.01.05	Regulatory Provisions	-	500
2.03	Shareholders' Equity	16,928,283	15,322,034
2.03.01	Paid up Capital	9,866,298	9,866,298
2.03.02	Capital Reserves	1,344,161	1,341,101
2.03.02.01	Offering's Goodwill	380,560	380,560
2.03.02.04	Stock Option	19,432	16,372
2.03.02.05	Treasury Stock	(3,369)	(3,369)
2.03.02.07	Reserve for Tax Benefits	947,538	947,538
2.03.04	Revenue Reserves	4,112,332	4,112,332
2.03.04.01	Legal Reserve	515,956	515,956
2.03.04.10	Reserve for expansion	3,596,376	3,596,376
2.03.05	Retained earnings	1,595,562	-
2.03.08	Other comprehensive income	9,930	2,303

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Parent Company Statements of Income (in thousands of Reais)

Account Code	Account Description	Quarter - current year 07/01/2015 to 09/30/2015	Year-to-date - current year 01/01/2015 to 09/30/2015	Quarter - prior year 07/01/2015 to 09/30/2015	Year-to-date - prior year 01/01/2014 to 09/30/2014
3.04	Operating Revenues (Expenses)	355,001	1,591,415	358,728	1,095,521
3.04.02	General and Administrative	(6,665)	(16,929)	(4,894)	(18,454)
3.04.05	Other Operating Expenses	(1,083)	(666)	(613)	(630)
3.04.06	Equity Pick Up	362,749	1,609,010	364,235	1,114,605
3.05	Operating Income	355,001	1,591,415	358,728	1,095,521
3.06	Financial	1,466	4,147	(10,399)	(9,445)
3.06.01	Financial Revenues	2,355	5,408	(1,395)	1,803
3.06.02	Financial Expenses	(889)	(1,261)	(9,004)	(11,248)
3.07	Income Before Taxes	356,467	1,595,562	348,329	1,086,076
3.08	Income Tax and Social Contribution	-	-	-	-
3.09	Profit for the Period on continued operations	356,467	1,595,562	348,329	1,086,076
3.11	Profit for the Period	356,467	1,595,562	348,329	1,086,076
3.99	Earnings per share (R$/share)	-	-	-	-
3.99.01	Earnings per share basic	-	-	-	-
3.99.01.01	ON	0.14729	0.65926	0.14411	0.44933
3.99.02	Earnings per share diluted	-	-	-	-
3.99.02.01	ON	0.14730	0.65921	0.14402	0.44903

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Parent Company Statements of Comprehensive Income (in thousands of Reais)

Account Code	Account Description	Quarter - current year 07/01/2015 to 09/30/2015	Year-to-date - current year 01/01/2015 to 09/30/2015	Quarter - prior year 07/01/2015 to 09/30/2015	Year-to-date - prior year 01/01/2014 to 09/30/2014
4.01	Profit for the period	356,467	1,595,562	348,329	1,086,076
4.02	Other comprehensive income	7,627	7,627	-	-
4.02.01	Cash flow hedges	7,627	7,627	-	-
4.03	Comprehensive Income for the period	364,094	1,603,189	348,329	1,086,076

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Parent Company Statements of Cash Flow – Indirect Method (in thousands of Reais)

Account Code	Account Description	Year-to-date - current year 01/01/2015 to 09/30/2015	Year-to-date - prior year 01/01/2014 to 09/30/2014
6.01	Net cash and cash equivalents generated by operating activities	367,787	842,793
6.01.01	Cash and cash equivalents generated by operating activities	(11,920)	(16,523)
6.01.01.01	Earning before income tax (EBIT)	1,595,562	1,086,076
6.01.01.02	Equity Pick Up	(1,609,010)	(1,114,605)
6.01.01.03	Provision for legal and administrative proceedings	1,388	609
6.01.01.04	Monetary fluctuation on judicial deposits and provision for legal and administrative proceedings	(207)	(297)
6.01.01.05	Monetary fluctuation on dividends	-	10,957
6.01.01.06	Stock options	347	737
6.01.02	Variations in assets and liabilities	379,707	859,316
6.01.02.01	Taxes and contributions recoverable	(934)	3,156
6.01.02.02	Dividends received	385,835	871,796
6.01.02.03	Judicial Deposits	(13)	(11,587)
6.01.02.04	Other assets	(3,805)	(2,567)
6.01.02.05	Labor obligations	(269)	980
6.01.02.06	Suppliers	805	456
6.01.02.07	Taxes and contributions	(26)	(2,771)
6.01.02.08	Other current and non-current liabilites	28	19
6.01.02.10	Payment of legal and administrative proceedings	(1,914)	(166)
6.02	Net cash and cash equivalents generated (used) by investment activities	98	3
6.02.02	Financial assets valued through profit or loss	98	3
6.03	Net cash and cash equivalents used by financing activities	(360,426)	(816,877)
6.03.01	Dividends paid	(360,426)	(835,849)
6.03.02	Increase on capital stock	-	18,972
6.05	Increase on cash and cash equivalents	7,459	25,919
6.05.01	Beginning cash and cash equivalents balance	43,455	19,112
6.05.02	Ending cash and cash equivalents balance	50,914	45,031

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese

Parent Company Statements of Changes in Shareholders´ Equity from 01/01/2015 to 09/30/2015

(in thousands of Reais)

Account Code	Account Description	Capital	Capital Reserves	Revenues Reserves	Retained Earnings	Other Comprehensive Income	TOTAL SHAREHOLDERS' EQUITY
5.01	Beginning balance	9,866,298	1,341,101	4,112,332	-	2,303	15,322,034
5.03	Adjusted Beginning balance	9,866,298	1,341,101	4,112,332	-	2,303	15,322,034
5.04	Shareholder´s Transactions	-	3,060	-	-	-	3,060
5.04.03	Stock option	-	3,060	-	-	-	3,060
5.04.06	Dividends	-	-	-	-	-	-
5.05	Total Comprehensive Income	-	-	-	1,595,562	7,627	1,603,189
5.05.01	Profit for the Period	-	-	-	1,595,562	-	1,595,562
5.05.02	Other comprehensive income	-	-	-	-	7,627	7,627
5.05.02.06	Cash flow hedges	-	-	-	-	7,627	7,627
5.06	Internal changes in shareholders´ equity	-	-	-	-	-	-
5.06.01	Reserves constitution	-	-	-	-	-	-
5.07	Ending balance	9,866,298	1,344,161	4,112,332	1,595,562	9,930	16,928,283

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese

Parent Company Statements of Changes in Shareholders´ Equity from 01/01/2014 to 09/30/2014

(in thousands of Reais)

Account Code	Account Description	Capital	Capital Reserves	Revenues Reserves	Retained Earnings	Other Comprehensive Income	TOTAL SHAREHOLDERS' EQUITY
5.01	Beginning balance	9,839,770	1,214,271	3,538,586	-	2,013	14,594,640
5.03	Ajusted Beginning balance	9,839,770	1,214,271	3,538,586	-	2,013	14,594,640
5.04	Shareholder´s Transactions	19,301	4,099	(484,255)	-	-	(460,855)
5.04.01	Increase on capital stock	19,301	-	-	-	-	19,301
5.04.03	Stock option	-	4,099	-	-	-	4,099
5.04.09	Dividends recorded directly on shareholders equity	-	-	1,467	-	-	1,467
5.04.10	Suplemmentary Dividends	-	-	(485,722)	-	-	(485,722)
5.05	Total Comprehensive Income	-	-	-	1,086,076	-	1,086,076
5.05.01	Profit for the Period	-	-	-	1,086,076	-	1,086,076
5.06	Internal changes in shareholders´equity	-	880	(880)	-	-	-
5.06.04	Fiscal benefit reserve constitution	-	880	(880)	-	-	-
5.07	Ending balance	9,859,071	1,219,250	3,053,451	1,086,076	2,013	15,219,861

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Parent Company Statements of Added Value (in thousands of Reais)

Account Code	Account Description	Year-to-date - current year 01/01/2015 to 09/30/2015	Year-to-date - prior year 01/01/2014 to 09/30/2014
7.02	Raw Material Acquired from Third Parties	(7,867)	(9,823)
7.02.02	Material, Energy, Services and Others	(7,867)	(9,823)
7.03	Gross Added Value	(7,867)	(9,823)
7.05	Net Added Value Produced	(7,867)	(9,823)
7.06	Added Value Received from Transfers	1,614,418	1,116,409
7.06.01	Equity Pick Up	1,609,010	1,114,605
7.06.02	Financial Revenues	5,408	1,804
7.07	Total Added Value to Share	1,606,551	1,106,586
7.08	Sharing Added Value	1,606,551	1,106,586
7.08.01	Labor	7,415	7,258
7.08.01.01	Cost of Working	6,454	6,383
7.08.01.02	Benefits	787	742
7.08.01.03	F.G.T.S	151	133
7.08.01.04	Others	23	-
7.08.02	Taxes, Fees and Contributions	2,180	1,879
7.08.02.01	Federal	2,166	1,863
7.08.02.02	State	-	1
7.08.02.03	Municipal	14	15
7.08.03	Earnings - Borrowed Capital	1,394	11,373
7.08.03.01	Interest	1,233	11,228
7.08.03.02	Rentals	161	145
7.08.04	Earnings - Owned Capital	1,595,562	1,086,076
7.08.04.03	Retained Earnings	1,595,562	1,086,076

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Consolidated Company Balance Sheet - Assets (in thousands of Reais)

Account Code	Account Description	09/30/2015	12/31/2014
1	Total assets	33,904,040	32,695,111
1.01	Current Assets	10,346,491	11,174,415
1.01.01	Cash and Cash Equivalents	4,408,450	5,232,992
1.01.02	Financial assets	420,654	-
1.01.02.01	Financial assets at fair value through profit or loss	384,902	-
1.01.02.02	Financial assets measured at amortized cost	35,752	-
1.01.02.02.01	Held to maturity	35,752	-
1.01.03	Accounts Receivable	2,981,349	3,537,417
1.01.03.01	Clients	2,981,349	3,537,417
1.01.04	Inventories	160,713	264,033
1.01.06	Taxes and Contributions Recoverable	1,436,611	1,642,625
1.01.06.01	Current Taxes and Contributions Recoverable	1,436,611	1,642,625
1.01.06.01.01	Indirect Taxes and Contributions Recoverable	1,145,930	1,285,143
1.01.06.01.02	Direct Taxes and Contributions Recoverable	290,681	357,482
1.01.07	Prepaid Expenses	358,982	266,264
1.01.08	Other Current Assets	579,732	231,084
1.01.08.03	Others	579,732	231,084
1.01.08.03.01	Operations with derivatives	416,223	47,541
1.01.08.03.02	Financial leasing	1,881	1,525
1.01.08.03.03	Other assets	161,628	182,018
1.02	Non-Current Assets	23,557,549	21,520,696
1.02.01	Long-Term Assets	3,596,142	3,283,133
1.02.01.01	Financial assets at fair value through profit or loss	-	41,149
1.02.01.03	Accounts Receivable	26,331	29,886
1.02.01.03.01	Clients	26,331	29,886
1.02.01.06	Deferred Taxes	739,286	889,064
1.02.01.06.01	Deferred Income Tax and Social Contribution	739,286	889,064
1.02.01.07	Prepaid Expenses	56,144	70,587
1.02.01.09	Other Non-Current Assets	2,774,381	2,252,447
1.02.01.09.03	Operations with derivatives	774,948	463,157
1.02.01.09.04	Other Non-Current Assets	48,507	11,926
1.02.01.09.05	Judicial Deposits	1,070,414	986,017
1.02.01.09.06	Indirect Taxes and Contributions Recoverable	659,246	574,490
1.02.01.09.07	Direct Taxes and Contributions Recoverable	24,383	23,346
1.02.01.09.08	Financial leasing	196,883	193,511
1.02.03	Property, Plant and Equipment	10,164,053	8,914,929
1.02.03.01	Property, Plant and Equipment in Operation	9,637,805	8,243,084
1.02.03.03	Construction work in progress	526,248	671,845
1.02.04	Intangible	9,797,354	9,322,634
1.02.04.01	Intangibles	8,270,135	7,795,415
1.02.04.01.02	Software rights	3,360,669	3,025,260
1.02.04.01.03	Authorizations	1,287,808	1,463,353
1.02.04.01.04	Other Intangibles	3,621,658	3,306,802
1.02.04.02	Goodwill	1,527,219	1,527,219

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Consolidated Company Balance Sheet - Liabilities and Shareholders´ Equity (in thousands of Reais)

Account Code	Account Description	09/30/2015	12/31/2014
2	Total liabilities	33,904,040	32,695,111
2.01	Current Liabilities	7,239,288	9,123,256
2.01.01	Social and Labor Obligations	275,990	208,629
2.01.01.02	Labor Obligations	275,990	208,629
2.01.02	Suppliers - Trade Payable	3,301,592	5,402,204
2.01.02.01	Domestic Suppliers	3,199,355	5,295,382
2.01.02.02	Foreign suppliers	102,237	106,822
2.01.03	Taxes, rates and contributions	593,976	808,207
2.01.03.01	Federal Obligations	116,169	207,586
2.01.03.01.01	Income Tax and Social Contribution Payable	9,750	74,891
2.01.03.01.02	Other Taxes	106,419	132,695
2.01.03.02	State Obligations	439,013	561,845
2.01.03.02.01	ICMS	439,013	561,845
2.01.03.03	Municipal Obligations	38,794	38,776
2.01.03.03.01	ISS	38,794	38,776
2.01.04	Loans and Financing	1,873,274	1,281,554
2.01.04.01	Loans and Financing	1,873,274	1,281,554
2.01.04.01.01	Domestic Currency	554,975	966,039
2.01.04.01.02	Foreign Currency	1,318,299	315,515
2.01.05	Other Obligations	1,194,456	1,422,662
2.01.05.02	Others	1,194,456	1,422,662
2.01.05.02.01	Dividends payable	60,576	421,002
2.01.05.02.04	Operations with derivatives	194,488	67,044
2.01.05.02.05	Authorizations Payable	449,284	493,169
2.01.05.02.06	Deferred revenues	20,572	9,943
2.01.05.02.07	Financial leasing	25,819	3,642
2.01.05.02.08	Other liabilities	443,717	427,862
2.02	Non-Current Liabilities	9,736,469	8,249,821
2.02.01	Loans and Financing	5,015,961	5,472,865
2.02.01.01	Loans and Financing	5,015,961	5,472,865
2.02.01.01.01	Domestic Currency	3,074,413	3,374,733
2.02.01.01.02	Foreign Currency	1,941,548	2,098,132
2.02.02	Other Obligations	3,470,025	1,602,354
2.02.02.02	Others	3,470,025	1,602,354
2.02.02.02.03	Operations with derivatives	-	-
2.02.02.02.04	Indirect Taxes and Contributions Payable	100	94
2.02.02.02.05	Direct Taxes and Contributions Payable	239,628	229,027
2.02.02.02.06	Authorizations Payable	626,081	879,012
2.02.02.02.07	Other liabilities	30,591	30,609
2.02.02.02.08	Financial leasing	1,539,840	326,027
2.02.02.02.09	Deferred revenues	1,033,785	137,585
2.02.03	Deferred Taxes	773,705	481,173
2.02.03.01	Deferred Income Tax and Social Contribution	773,705	481,173
2.02.04	Provisions	476,778	693,429
2.02.04.01	Tax, Labor and Civil Provisions	428,766	407,154
2.02.04.01.01	Tax Provisions	225,146	194,845
2.02.04.01.02	Labor Provisions	66,942	62,947
2.02.04.01.03	Benefits Provisions	643	645
2.02.04.01.04	Civil Provisions	106,854	103,303
2.02.04.01.05	Regulatory Provisions	29,181	45,414
2.02.04.02	Other Provisions	48,012	286,275
2.02.04.02.03	Asset Retirement Obligation	48,012	286,275
2.03	Shareholders' Equity	16,928,283	15,322,034
2.03.01	Paid up Capital	9,866,298	9,866,298
2.03.02	Capital Reserves	1,344,161	1,341,101
2.03.02.01	Offering's Goodwill	380,560	380,560
2.03.02.04	Stock Option	19,432	16,372
2.03.02.05	Treasury stock	(3,369)	(3,369)
2.03.02.07	Tax benefit reserve	947,538	947,538
2.03.04	Revenue Reserves	4,112,332	4,112,332
2.03.04.01	Legal Reserve	515,956	515,956
2.03.04.10	Reserve for expansion	3,596,376	3,596,376
2.03.05	Retained earnings	1,595,562	-
2.03.08	Other Comprehensive Income	9,930	2,303

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Consolidated Company Statements of Income (in thousands of Reais)

Account Code	Account Description	Quarter - current year 07/01/2015 to 09/30/2015	Year-to-date - current year 01/01/2015 to 09/30/2015	Quarter - prior year 07/01/2015 to 09/30/2015	Year-to-date - prior year 01/01/2014 to 09/30/2014
3.01	Net Operating Revenues from Goods Sold and/or Services Rendered	4,117,027	13,016,777	4,852,764	14,329,721
3.02	Cost of Goods Sold and/or Services Rendered	(2,028,774)	(6,567,088)	(2,525,696)	(7,382,397)
3.03	Gross Income	2,088,253	6,449,689	2,327,068	6,947,324
3.04	Operating Revenues (Expenses)	(1,374,678)	(3,851,047)	(1,757,794)	(5,217,251)
3.04.01	Sales	(1,141,047)	(3,621,104)	(1,283,699)	(3,820,340)
3.04.02	General and Administrative	(295,983)	(847,603)	(286,954)	(825,608)
3.04.04	Other Operating Revenues	303,323	1,269,577	15,109	37,645
3.04.05	Other Operating Expenses	(240,971)	(651,917)	(202,250)	(608,948)
3.04.05.01	Authorizations' Amortization	(84,162)	(259,897)	(82,945)	(262,237)
3.04.05.02	Other Operating Expenses	(156,809)	(392,020)	(119,305)	(346,711)
3.05	Operating Income	713,575	2,598,642	569,274	1,730,073
3.06	Financial	(167,013)	(282,977)	(74,336)	(182,877)
3.06.01	Financial Revenues	953,040	1,804,152	174,530	620,352
3.06.02	Financial Expenses	(1,120,053)	(2,087,129)	(248,866)	(803,229)
3.07	Income Before Taxes	546,562	2,315,665	494,938	1,547,196
3.08	Income Tax and Social Contribution	(190,095)	(720,103)	(146,609)	(461,120)
3.08.01	Current	(3,247)	(277,793)	(50,226)	(264,857)
3.08.02	Deferred	(186,848)	(442,310)	(96,383)	(196,263)
3.09	Profit for the Period on continued operations	356,467	1,595,562	348,329	1,086,076
3.11	Consolidated Profit for the Period	356,467	1,595,562	348,329	1,086,076
3.11.01	Atributted to shareholders	356,467	1,595,562	348,329	1,086,076
3.99	Earnings per share (R$/share)
3.99.01	Earnings per share basic
3.99.01.01	ON	0.14729	0.65926	0.14411	0.44933
3.99.02	Earnings per share diluted
3.99.02.01	ON	0.14730	0.65921	0.14402	0.44903

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Consolidated Company Statements of Comprehensive Income (in thousands of Reais)

Account Code	Account Description	Quarter - current year 07/01/2015 to 09/30/2015	Year-to-date - current year 01/01/2015 to 09/30/2015	Quarter - prior year 07/01/2015 to 09/30/2015	Year-to-date - prior year 01/01/2014 to 09/30/2014
4.01	Profit for the period	356,467	1,595,562	348,329	1,086,076
4.02	Other comprehensive income	7,627	7,627	-	-
4.02.01	Cash flow hedges	7,627	7,627	-	-
4.03	Comprehensive income for the period	364,094	1,603,189	348,329	1,086,076
4.03.01	Atributted to shareholder's	364,094	1,603,189	348,329	1,086,076

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Consolidated Company Statements of Cash Flow – Indirect Method (in thousands of Reais)

Accont Code	Account description	Year-to-date - current year 01/01/2015 to 09/30/2015	Year-to-date - prior year 01/01/2014 to 09/30/2014
6.01	Net cash and cash equivalents generated by operating activities	1,907,411	2,440,359
6.01.01	Cash and cash equivalents generated by operating activities	4,816,906	4,762,101
6.01.01.01	Earnings before income tax (EBIT)	2,315,666	1,547,196
6.01.01.02	Depreciation and amortization	2,493,127	2,250,014
6.01.01.03	Gain on sale of fixed assets disposed - Towers	5,535	5,803
6.01.01.04	Monetary variation on ARO provision	3,465	2,644
6.01.01.05	Provision for legal and administrative proceedings	257,799	191,590
6.01.01.06	Monetary fluctuation on judicial deposits and provision for legal and administrative proceedings	23,354	34,367
6.01.01.07	Interest and monetary and exchange variation on loans and other financial adjustments	647,457	497,600
6.01.01.08	Monetary fluctuation on dividends	-	10,957
6.01.01.10	Allowance for doubtful accounts	179,288	211,326
6.01.01.11	Stock options	3,060	4,099
6.01.01.13	Interests on leasing asset	90,136	32,816
6.01.01.14	Interests on leasing liability	(17,910)	(26,311)
6.01.01.15	Gain on sale of fixed assets disposed - Towers	(1,184,071)	-
6.01.02	Variations in assets and liabilities	(2,909,495)	(2,321,742)
6.01.02.01	Trade Accounts receivable	442,393	(80,448)
6.01.02.02	Taxes and contributions recoverable	123,692	(310,412)
6.01.02.03	Inventories	103,320	(9,790)
6.01.02.04	Prepaid expenses	(78,275)	(133,973)
6.01.02.05	Judicial Deposits	(46,866)	(203,776)
6.01.02.06	Other current and non-current assets	(10,027)	(89,006)
6.01.02.07	Labor obligations	67,361	90,905
6.01.02.08	Suppliers	(2,232,056)	(1,080,372)
6.01.02.09	Taxes, fees and contributions payable	(497,056)	(318,238)
6.01.02.10	Payment of legal and administrative proceedings	(297,070)	(197,935)
6.01.02.11	Authorizations payable	(322,504)	28,276
6.01.02.12	Deferred revenues	(85,903)	(76,277)
6.01.02.13	Other current and non-current liabilities	(76,504)	59,304
6.02	Net cash and cash equivalents used by investing activities	(1,241,650)	(2,626,889)
6.02.01	Financial assets valued through profit or loss	(379,505)	(13,205)
6.02.02	Additions to property plant and equipment and intangibles	(3,223,531)	(2,607,583)
6.02.03	ARO obligation	(52,760)	(6,101)
6.02.04	Cash received on fixed assets solds	2,414,146	-
6.03	Net cash and cash equivalents generated (used) by financing activities	(1,490,303)	326,758
6.03.01	New loans	-	1,925,191
6.03.02	Loans amortization	(1,389,216)	(666,712)
6.03.03	Dividends paid	(360,426)	(835,850)
6.03.04	Operations with derivatives	306,282	(103,602)
6.03.06	Reeimbursement to shareholders - TIM Fiber RJ S.A. purchase allocation	(18)	(19)
6.03.07	Payments on financial lease	(61,108)	(29,241)
6.03.08	Receipts on financial lease	14,183	18,019
6.03.09	Increase on capital stock	-	18,972
6.05	Increase (decrease) on cash and cash equivalents	(824,542)	140,228
6.05.01	Beginning cash and cash equivalents balance	5,232,992	5,287,642
6.05.02	Ending cash and cash equivalents balance	4,408,450	5,427,870

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese

Consolidated Company Statements of Changes in Shareholders´ Equity from 01/01/2015 to 09/30/2015

(in thousands of Reais)

Account Code	Account Description	Capital	Capital Reserves	Revenues Reserves	Retained Earnings	Other Comprehensive Income	TOTAL SHAREHOLDERS' EQUITY	Minority Interest	Consolidated SHAREHOLDERS' EQUITY
5.01	Beginning balance	9,866,298	1,341,101	4,112,332	-	2,303	15,322,034	-	15,322,034
5.03	Prior year adjusted	9,866,298	1,341,101	4,112,332	-	2,303	15,322,034	-	15,322,034
5.04	Shareholder´s Transactions	-	3,060	-	-	-	3,060	-	3,060
5.04.03	Options granted	-	3,060	-	-	-	3,060	-	3,060
5.04.06	Dividends	-	-	-	-	-	-	-	-
5.05	Comprehensive income statement	-	-	-	1,595,562	7,627	1,603,189	-	1,603,189
5.05.01	Net income for the period	-	-	-	1,595,562	-	1,595,562	-	1,595,562
5.05.02	Other comprehensive income	-	-	-	-	7,627	7,627	-	7,627
5.05.02.06	Cash flow hedges	-	-	-	-	7,627	7,627	-	7,627
5.06	Internal changes in shareholders´ equity	-	-	-	-	-	-	-	-
5.06.01	Reserves constitution	-	-	-	-	-	-	-	-
5.07	Ending balance	9,866,298	1,344,161	4,112,332	1,595,562	9,930	16,928,283	-	16,928,283

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese

Consolidated Company Statements of Changes in Shareholders´ Equity from 01/01/2014 to 09/30/2014

(in thousands of Reais)

Account Code	Account Description	Capital	Capital Reserves	Revenues Reserves	Retained Earnings	Other Comprehensive Income	TOTAL SHAREHOLDERS' EQUITY	Minority Interest	Consolidated SHAREHOLDERS' EQUITY
5.01	Beginning balance	9,839,770	1,214,271	3,538,586	-	2,013	14,594,640	-	14,594,640
5.03	Prior year adjusted	9,839,770	1,214,271	3,538,586	-	2,013	14,594,640	-	14,594,640
5.04	Shareholder´s Transactions	19,301	4,099	(484,255)	-	-	(460,855)	-	(460,855)
5.04.01	Increase on capital stock	19,301	-	-	-	-	19,301	-	19,301
5.04.03	Options granted	-	4,099	-	-	-	4,099	-	4,099
5.04.06	Dividends	-	-	-	-	-	-	-	-
5.04.09	Dividends recorded directly on shareholders equity	-	-	1,467	-	-	1,467	-	1,467
5.04.10	Suplemmentary Dividends	-	-	(485,722)	-	-	(485,722)	-	(485,722)
5.05	Comprehensive income statement	-	-	-	1,086,076	-	1,086,076	-	1,086,076
5.05.01	Net income for the period	-	-	-	1,086,076	-	1,086,076	-	1,086,076
5.06	Internal changes in shareholders´equity	-	880	(880)	-	-	-	-	-
5.06.04	Fiscal benefit reserve constitution	-	880	(880)	-	-	-	-	-
5.07	Ending balance	9,859,071	1,219,250	3,053,451	1,086,076	2,013	15,219,861	-	15,219,861

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Consolidated Company Statements of Added Value (in thousands of Reais)

Account code	Account description	Year-to-date - current year 01/01/2015 to 09/30/2015	Year-to-date - prior year 01/01/2014 to 09/30/2014
7.01	Revenues	17,624,178	19,087,555
7.01.01	Net Operating Revenues from Goods Sold and/or Services Rendered	17,803,466	19,298,881
7.01.04	Allowance for doubtful accounts	(179,288)	(211,326)
7.02	Raw Material Acquired from Third Parties	(5,626,117)	(8,067,500)
7.02.01	Cost of Goods Sold and/or Services Rendered	(4,240,530)	(5,278,851)
7.02.02	Material, Energy, Services and Others	(1,385,587)	(2,788,649)
7.03	Gross Added Value	11,998,061	11,020,055
7.04	Retentions	(2,493,127)	(2,250,014)
7.04.01	Depreciation and Amortization	(2,493,127)	(2,250,014)
7.05	Net Added Value Produced	9,504,934	8,770,041
7.06	Added Value Received from Transfers	1,804,152	620,352
7.06.02	Financial Revenues	1,804,152	620,352
7.07	Total Added Value to Share	11,309,086	9,390,393
7.08	Sharing Added Value	11,309,086	9,390,393
7.08.01	Labor	624,579	573,920
7.08.01.01	Cost of Working	439,453	411,271
7.08.01.02	Benefits	131,803	113,778
7.08.01.03	F.G.T.S.	42,787	38,568
7.08.01.04	Others	10,536	10,303
7.08.02	Taxes, Fees and Contributions	6,538,513	6,515,318
7.08.02.01	Federal	2,521,533	2,412,729
7.08.02.02	State	4,003,085	4,090,814
7.08.02.03	Municipal	13,895	11,775
7.08.03	Earnings - Borrowed Capital	2,550,432	1,215,079
7.08.03.01	Interest	2,084,414	800,240
7.08.03.02	Rentals	466,018	414,839
7.08.04	Earnings - Owned Capital	1,595,562	1,086,076
7.08.04.03	Retained Earnings	1,595,562	1,086,076

EARNINGS RELEASE

TIM PARTICIPAÇÕES S.A. Announces its Consolidated Results for the Third Quarter of 2015

Operational Highlights

•

#1 in 4G coverage: 278 cities covered in October 2015 (+233 cities vs. Dec/14)

•

Network evolution: 173 cities in Mobile Brodband Plan, covering >70% of 3G data traffic

•

Postpaid customer base growth: +13% 3Q15 vs. 3Q14

•

Smartphones penetration at 63% (although data users represents 43% of total base)

•

Innovative ARPU grew 37% YoY in 3Q15

•

Live TIM customer base surpasses 200k milestone.

Financial Highlights

•

Data Services remained at solid pace of 41% YoY

•

Fixed net revenues showed robust growth of +11% YoY, and +13% YoY in 9M15

•

Efficiency Plan on track: Opex (ex towers sale) is down 20% YoY vs. 3Q14

•

EBITDA margin (ex towers sale) at 31.5% in 3Q15. EBITDA service margin (excluding the handset business) reached 36.3% in 3Q15

•

Capex: Total investments amounted R$1.2 bln in 3Q15 (+22% YoY)

Conference Call in English:

Public Meeting in Portuguese:

Nov 4th, 2015, at:

Nov 4th, 2015, at:

12:00 AM Brasília time

09:30 Brasília time

09:00 AM US EST

06:30 AM US EST

Tel.: +1 888 700-0802 (USA)

Maksoud Plaza Hotel - SP

       +55 11 3193-1001 or +55 11 2820-4001 (Brazil)

To access live broadcast please click here.

       +1 786 924-6977 (other countries)

Code: TIM

MESSAGE FROM CEO

Dear Shareholders, Analysts and Stakeholders,

The great transformation in the mobile industry we have been highlighting since the beginning of 2015 continued well into the third quarter, accompanied once again by the very tough macroeconomic environment, which presented an accentuated deterioration of the exchange rate, yet another negative adjustment to GDP growth and a confirmation of the high inflation for the year.

As anticipated, the decline of voice usage continues, and this last quarter we could observe a reduction of 13% YoY in our MOUs, in line with industry wide declines, as our users move away from voice and into data consumption, replacing voice usage by messaging and data before the effect of the reduction of the MTRs and its impact on off-net voice tariffs takes hold.

With the pressure of the macroeconomic scenario, the achievement of a near saturation level for voice lines in the country, and the accelerated substitution of voice by messaging and data, we confirm our prediction of the beginning of a significant consolidation in the number of multiple prepaid SIM cards, resulting in an important reduction in the so called “community effect” (club effect, with on-net calls costing a fraction of off-net calls and retaining users based on the total size of the customer base, or “community”), and a corresponding overall reduction in the number of total users due to the reduction of the prepaid base. As further confirmation, all players presented reductions in the prepaid base during the quarter as observed by the numbers disclosed by Anatel, leading to a quarter with overall customer base reduction for the first time in the historical series.

On the positive side, as a confirmation of our stated strategy of focus on data, the growth of our data revenues continued unabated even by the macro crisis, and achieved again an impressive 41% year over year over the third quarter 2014, effectively doubling our data revenues in the period of one year. Innovative revenues, which include content and applications on top of data connectivity, grew 34% YoY, with a more conservative approach to generating value added service revenues in face of increasing customer satisfaction metrics. As indication of the strength of data growth, both our Data ARPU and BOU (Bytes of Use) metrics also experienced fast growth, at the clip of 37% and 30% YoY respectively, boosted by the increase in Smartphone penetration in the base, which reached 64% in the third quarter, up from 44% last year.

This performance was certainly helped by the continuation of our long term focus on investing in infrastructure, which again delivered substantial results in Q3 as detailed further below, and also by the strategy of moving up the value of our customer base, which presented an improvement in mix between postpaid and prepaid customers, with the former growing at double digits and reaching a mix of 19% during Q3, as compared to 16% a year prior.

Despite the growth in data revenues, the continuation of the decline in incoming revenues due to MTR reduction, in addition to the trends in voice and SMS, which combined still account for roughly 65% of revenues, again brought short term pressures to service revenue growth during last quarter, resulting in a 6.5% decline over the same period in 2014. An important indicator must be highlighted though, which is the sequential stability on service revenues on a QoQ basis when compared with 2Q 2015. On total revenue figures, it is very important to understand the significant change in strategy as far as handset sales go, and given the penetration levels on the base have already achieved levels close to 70% as stated above, the company has decided to reduce overall volumes, focusing sales on value channels where better opportunities for qualified sales exist, resulting in a large decline to product revenues, but without any impact to the company’s profitability or overall strategy, as also anticipated in our second quarter message.

The results of the third quarter indicate we will still see the short term challenges on revenues, and to a lesser extent on EBITDA, for a few tough quarters, but also indicate that the strategy of building the infrastructure for the future, focusing on growing and protecting data revenues, changing the profile of our customer base and relentlessly working on cost efficiencies will eventually bring us to the return of growth in both revenues as well as EBITDA, with the crossing point between data and voice revenues expected for sometime around the middle of 2016. With this in mind, let me expand quickly on what we have been doing as far as each component of our strategy goes.

Infrastructure investments leading us into the future: achieving leadership in 4G coverage

We have been stating the importance of the infrastructure component as the primary pillar of our long-term strategy for over two years now, but most importantly we have been delivering very solid results on all of our infrastructure and network quality fronts, and Q3 2015 was no exception. During the quarter, our Capex investments were up 22% when compared to last year, again with a heavy emphasis in expanding our 3G and 4G coverage and guaranteeing an improved experience in the use of our mobile broadband services.

During Q3, our Mobile Broadband project reached over 170 cities, and now we cover over 70% of our total data traffic in the country with a very high speed infrastructure of fiber and/or high capacity digital radios, allowing us to move up substantially in all Anatel quality metrics, and in particular in the two data metrics which measure “average speed” and “instantaneous speed”, where TIM has been the mobile operator with the greatest improvements, getting close to the a leadership position in those indicators. Still during Q3, we increased our number of 3G sites by over 19%, adding approximately 300 cities when compared to last years numbers, and increased the number of 4G sites by over 55%, reaching virtually half of the urban population in the country with 4G.

But the most important achievement in the last few months as far as the progress of our data infrastructure came during the month of October, when, for the first time, TIM announced it has reached the leadership in 4G coverage in Brazil by number of cities served, which reached at the end of October 278 cities, well in excess of the cities covered by the operator with the second most cities deployed. This very important milestone was made possible by the innovative strategy of refarming the 1.8 GHz frequency from 2G to 4G, and with that in mind we expect to get close to 400 cities covered by 4G by the end of 2015, or close to 60% of Brazil’s urban population, in a sign of a very clear commitment with the future growth of data and TIM’s quality position in it.

New Offer Portfolio: transforming the mobile industry in Brazil yet again

As communicated in my last quarterly message, we have been adjusting our offer portfolio and focus on subscriber acquisition to “protect the value of our customer base while increasing our base of value customers”. And with the current scenario in mind, and the very solid execution on the main components of our strategy, at the end of Q3 TIM decided it was time for yet another bold move in transforming the industry in Brazil and changing the offer game going forward. As I wrote this, TIM has took the center stage in becoming the first mover on introducing attractive off-net voice minutes in all of its prepaid, control and postpaid offers, in addition to repositioning the data volumes for all plans in a more attractive manner, in a move which not only reinforces its image as being the innovator in Brazilian mobile space, but also helps us in our strategy of defending the first SIM card customers in a moment of SIM Card consolidation and migration to postpaid.

With just a few days of our new Portfolio announcements, it is already possible to see that this was a much anticipated change in the market, and even though the new offers will require some time to penetrate our customer base and to produce effects of volume/value share gain, we expect the industry to eventually move in the same direction. In the meantime, it will be important to recognize that the new offers will bring different margin dynamics to play with the use of off-net minutes, which will decrease in cost over time as the MTR continues to be reduced. It is also important to highlight that the new offers introduce several important strategic concepts such as recurring charging on prepaid, gradual reduction of the promotional OTT allowances, rightsizing of data packages to preserve data values and the extensive use of voice/data bundles across all families of plans. All of these moves will help protect TIM’s position on prepaid and also bring a new differentiation for higher value clients of control and postpaid plans.

This move marks also a departure in terms of communication strategy, which is now evolving to allow for a new brand positioning, more aligned with quality, innovation and the new reality of user needs and telecom services in Brazil.

Focus on efficiency becomes integral part of the strategy, solid financials

As highlighted many times before, the company has been investing relentlessly in becoming as operationally efficient as possible, by addressing opportunities both in day by day cost control activities as well as focusing on long term structural gains such as process improvements and business model changes. This disciplined approach to operational efficiency and cost control has then become an integral part of our strategy, and has helped us weather part of the short term impacts coming form the industry transformation and macroeconomic challenges faced by Brazil under the current scenario. During Q3, the results of this strategy could bee clearly seen again, with a reduction in total Opex expenses of 19% when compared to the same period last year, with reduction in virtually all cost components except personnel costs, which will continue to be addressed with organizational changes, rightsizing and additional efficiency approaches.

The result of this approach, even with declining revenues, was an increase in EBITDA margin from 27% in the 3rd quarter of 2014 to 31% in the same quarter this year, and an increase in Service EBITDA margin from 34% to 36% in the same period comparison. This served to mitigate the impact of revenues on EBITDA decline, which presented a reduction of 2.7% net of the positive non-recurring effects of our tower sale process, despite an overall service revenue reduction of 6.5%. Considering the effects of the tower sale process, reported EBITDA on Q3 2015 was boosted by an additional R$ 267 million, leading to 17% growth YoY, and our reported Net Income received a boost of R$ 820 million on the first 9 months of 2015, or a 47% increase YoY on a non-recurring basis. Net Financial Position remains at a comfortable 0.46x, for a Net Debt of R$ 2.5 billion, stable from the second quarter.

Conclusion and Perspectives

This is, without a question, a period of great transformations, for the country, for the industry and ultimately for TIM. And we are firmly committed to our strategy of becoming a leading mobile data player in Brazil by continuing to invest in future proof infrastructure, becoming every day more operationally efficient, and transforming the market with disruptive offer innovation and customer base repositioning. By achieving 4G coverage leadership and launching a complete new offer Portfolio, we believe we are moving closer towards our goals of delivering sustained growth and superior strategic, operational and financial results. We know the challenges are not small, but we remain committed to our goals, and count with the most passionate team in the industry to make them happen.

Rodrigo Abreu

CEO

FINANCIAL PERFORMANCE

OPERATING REVENUES

Revenues performance remains impacted largely by MTR sharp reduction and faster migration from Voice to Data services. On the positive side, data services kept growing solid double digit year-over-year but not yet sufficient to offset the aforesaid pressure on traditional services.

Gross service revenues totaled R$17,406 million in the first nine months of 2015 (-4.8% YoY), while totaled R$5,724 million (-5.9% YoY) in the third quarter of 2015.

Gross revenues breakdown and other highlights are presented as follows:

Usage and monthly fee gross revenues reached R$7,405 million in 9M15 (-10.7% YoY), impacted by a tougher macroeconomic scenario and the continued migration towards data usage. As for 3Q15, usage and monthly fee gross revenues totaled R$2,364 million (-13.7% YoY), with prepaid segment being more impacted by macro headwinds. Minutes of Use (MOU) came in at 119 minutes in 3Q15, down 12.6% when compared to 3Q14.

Value Added Services (VAS) gross revenues totaled R$5,726 million in 9M15, a solid double digit growth of 20.4%. This solid result is mainly due to the strong increase of 42% YoY in innovative revenues, even with the impact of continuous decrease in SMS business, which fell by 32% YoY. As for 3Q15 analysis, VAS gross revenues reached R$1,987 million, up 19% YoY, again boosted by an increase of 36% YoY in innovative revenues. Both segments, prepaid and postpaid, kept a strong growth pace.

Data Revenues represents more than 36% of total mobile gross service revenues (up from 29% in 3Q14).

Long distance gross revenues came at R$2,077 million in 9M15, a drop of 11.5% when compared with the same period of 2014. Such performance is mainly explained by the service commoditization and the switch from voice to data usage pattern. As for 3Q15 figures, long distance gross revenues reached R$671 million (-11.8% YoY).

Interconnection gross revenues in 9M15 and in 3Q15 dropped near 39% YoY to R$1,217 million and R$370 million respectively, due to the impact of MTR price cut together with the intensification of the SMS substitution to messaging applications and the change in the dynamic of overall voice traffic.

Other Mobile Revenues reached R$245 million in 9M15, an increase of 22.5% YoY, mainly driven by the growth of revenues related to infrastructure sharing. As for 3Q15, growth reduced to 12.6% YoY, following the decline in tower leasing revenues as a consequence of the sale-leaseback transaction.

Fixed business gross revenues, including “TIM Soluções Corporativas”, “TIM Fixo” and  “Live TIM”, totaled R$736 million in the first nine months of 2015, a solid increase of 9.0% when compared to the same period of 2014. This performance keeps proving the success of the ultra-broadband business and the strategy to restructure TIM Soluções Corporativas (former Intelig). As for the 3Q15, fixed revenues reached R$257 million, showing once more a solid double digit growth of 10.4% YoY.

Product sales gross revenues decreased by 27.9% YoY and 56.1%, reaching R$2,276 million in 9M15 and R$503 million in 3Q15 respectively. Handset sales have being impacted by (i) tougher macroeconomic environment, (ii) FX appreciation causing handset price up, and (iii) adjustments in handset strategy.

In all, product unit sale has reduced by 78.1% YoY in 3Q15 to 697 thousand units while average price has increased by 97.6% YoY in 3Q15.

Total Net Revenues reached R$13,017 million (-9.2% YoY) in the first nine months of the year and Net Services Revenues totaled R$11,508 million (-5.1% YoY). In the same period, Business Generated Net Revenues grew 0.9%, even with the faster transition from voice to data and stronger macroeconomic headwinds. Looking to 3Q15 performance, total net revenues reached R$4,117 million (-15.2% YoY) and Net Services Revenues R$3,784. In the period Business Generated (voice+data) has decreased by 1.6% YoY.

Last quarter, we have introduced a new format of net revenue breakdown, between “Innovative” and “Traditional”, aiming better indicating business trend. Innovative consists in VAS revenues excluding SMS revenues.

Said that, Innovative Mobile Net Revenues came at R$3,408 million in 9M15, a sound increase of 40.8% YoY. As for the third quarter, Innovative revenues totaled R$1,214 million (+34.1% YoY). Both performances were driven by a solid speed in data adoption and usage, BOU (bytes of use) rose by 30.3% in comparison to 3Q14. Also, smartphones penetration reached 62.7% of the customer base (44.2% in 3Q14).

ARPU (average revenue per user) reached R$16.4 in 3Q15, down -5.9% YoY, largely impacted by MTR cut and the reduction in voice usage. As for VAS ARPU, it posted a significant increase of 18.4% YoY, showing the resilience of innovative revenues.

As a consequence of consecutive MTR cuts combined with Innovative revenues gaining importance, the MTR incidence on net service revenues have been decreasing significantly every quarter, staying at its lowest level in 3Q15, near 8%.

OPERATING COSTS AND EXPENSES

In the nine months of 2015, Total Opex (ex-towers sale) reached R$9,109 million or

-12% versus 9M14. As for the 3Q15, Total Opex (ex-towers sale) totaled R$2,821 million, yet another saving of 20% year-over-year.

Organic operating expenses analysis for 3Q15 and 9M15 are presented as follows:

Personnel expenses reached R$253 million in 3Q15, a small growth of 1.5% when compared to the same period of last year, driven mainly by a revision in company’s estimates which led to a reduction in provisions related to variable compensation for the year. As for the 9M15 personnel expenses totaled R$770 million (+8.9% YoY) mainly as a result of the increase in 5% in the headcount.

Selling & Marketing expenses amounted to R$867 million in 3Q15, a decrease of 15.2% versus the same period last year, due to less commissioning and significant decline of 15% in FISTEL expenditures, following an austere disconnection policy set forth. In the 9M15, selling & marketing expenses totaled R$2,817 million (-7.0% YoY) impacted by the same elements mentioned above.

Network & Interconnection costs reached R$955 million in 3Q15, a decrease of 10.4% on a yearly comparison, driven mostly by the reduction on  (i) MTR price, (ii) voice/SMS off-net traffic and (iii) leased lines costs. As for the 9M15 network & interconnection costs totaled R$2,907 million (-11.1% YoY) for pretty much the same reasons mentioned.

General & Administrative expenses (G&A) amounted to R$151 million in 3Q15, a decrease of 9.9% YoY, mainly driven by the Efficiency Plan in progress. In 9M15 general & administrative expenses amounted R$423 million and another relevant saving of -14.7% YoY.

Cost of Goods Sold reached R$412 million in 3Q15, a sharp decrease of 51.8% versus the same period of last year due to a reduction of 78% in the number of handsets sold. Costs of goods sold in 9M15 totaled R$1,706 million (-26.7% YoY), with volume of sales dropping by 53% in the period.

Bad Debt expenses increased by 8.9% YoY in 3Q15 to R$63 million, mainly due to the expansion of postpaid mix to 19.0% of total customer base and up from the 16.4% in 3Q14. Bad debt expenses as a percentage of gross revenues stood at 1% (vs. 0.8% in 3Q14). As for the 9M15 period, Bad Debt reached R$179 million (-15.2% YoY) and represented 0.91% of gross revenues (vs. 0.99% in the same period of last year).

Other operational expenses (ex-towers sale) reached R$120 million in 3Q15, an increase of 15.2% vs. 3Q14, mainly due to higher costs on contingencies. As for 9M15 period, other operational expenses totaled R$307 million, flat on a yearly comparison.

Subscriber Acquisition Costs (where SAC = subsidy + commissioning + total advertising expenses) came at R$35.2 per gross add in the 3Q15, an increase of 13.1% YoY, mainly due to the postpaid increase. The SAC/ARPU ratio (indicating the payback per customer) reached 2.2x, a small increase versus 2.1x in 3Q14, again due to the new approach on postpaid segment. Postpaid users reached 13.8 million, up 12.8% from 3Q14.

FROM EBITDA TO NET INCOME

EBITDA

Organic EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) totaled R$3,908 million in 9M15, a decrease of 1.8% when compared to R$3,980 million in the same period last of year. In 3Q15, Organic EBITDA reached R$1,296 million, 2.7% lower than 3Q14. This performance was mainly due to: (i) a tougher macroeconomic environment, (ii) MTR cut impact and (iii) voice services faster decline.

Nevertheless, Organic EBITDA margin showed once again a significant improvement of 225bps in 9M15, reaching 30.0% vs. 27.8% in 9M14. As for the quarter analysis, EBITDA margin came at 31.5%, up from 27.4% in 3Q14.

Organic EBITDA margin on services (excluding handset business) came at 35.7% in 9M15, up by 225bps when compared to 33.4% in 9M14. In 3Q15, Organic EBITDA margin on services reached 36.3%, up by 226bps when compared to 3Q14.

Following a similar trajectory as revenues exposure, MTR incidence on organic EBITDA has been falling significantly, reaching its lowest levels at ~13%, in 3Q15.

Reported EBITDA (including towers sale) totaled R$5,092 million in 9M15, an increase of 27.9% when compared to the same period of last year. This is a consequence of the conclusion of first and second tranches of towers sale in April-29 (net effect of R$917.5 million) and in September-30 (net effect of R$266.5 million), as seen below in dedicated session. For the quarter, reported EBITDA amounted to R$1,563 million.

D&A / EBIT

In 9M15, Depreciation and Amortization totaled R$2,493 million, up 10.8% YoY when compared to the same period of last year due to an increase in network equipment following our Industrial Plan’s CAPEX increase. In the third quarter, Depreciation and Amortization amounted to R$849 million an 11% YoY increase due to the same reason aforesaid.

Following the increase in depreciation and amortization, Organic EBIT (earnings before interest and taxes) totaled R$1,415 million in 9M15, representing a decrease of 18.2% YoY. EBIT margin came at 10.9% (vs. 12.1% in 9M14). For 3Q15, Organic EBIT amounted to R$447 million, a decrease of 21.5% YoY.

NET FINANCIAL RESULT

In 9M15, Net financial result came at -R$283 million, an increase vs. -R$183 million in the same period of last year, with financial expenses at R$896 million (up 27.6% YoY), financial revenues at R$611 million (up 17.5% YoY) and FX variation at R$2 million. On the expenses side, the increase was due to towers sale and lease back and negative hedge effect following FX fast depreciation during the third quarter. On the revenue side, the yearly performance was largely impacted by interest rate increase and towers sale proceeds.

As for the 3Q15, net financial result totaled -R$167 million (+124.7% YoY), as an effect of R$392 million financial expenses (+46.5% YoY) and R$223 million of financial revenues (+16.4% YoY). Again driver were the mark-to-market spot and leasing negative effects.

INCOME AND SOCIAL CONTRIBUTION TAXES

In 9M15, Organic Income and Social Contribution taxes came at R$356 million, representing a decrease of 22.8% when compared to R$461 million in the same period of last year due to a reduction in the tax base for income tax and social contribution (earnings before tax decreased 26.9% YoY). Effective tax rate increased to 31.4% in 9M15 from 29.8% in 9M14. As for the 3Q15, Organic Income and Social Contribution taxes amounted R$108 million a decrease of 26.6% YoY when compared to R$147 million in 3Q14.

NET INCOME

In 9M15, Organic Net Income totaled R$776 million, a decrease of 28.6% YoY. EPS (Earnings per Share) reached R$0.32 in 9M15 (vs. R$0.45 in 9M14). As for the third quarter of 2015 Organic Net Income totaled R$172 million, a decrease of 50.5% YoY, with EPS reaching R$0.07 (vs. 0.14 in 3Q14).

In 3Q15, Reported Net Income totaled R$356 million, an increase of 2.3% YoY. Reported EPS (Earnings per Share) reached R$0.15.

CAPEX

In 9M15, Capex amounted to R$3,276 million, an increase of 25.2% when compared to 9M14, following our Industrial Plan’s Capex increase.

It’s worth highlighting that more than 91% of the total Capex in 9M was dedicated to infrastructure, mainly related to 3G and 4G technologies.

DEBT, CASH AND FREE CASH FLOW

Gross Debt reached R$7,331 million by the end of September/15, including the leasing recognition in a total value of R$977 million and R$230 million following the leaseback of the towers sold (1st and 2nd tranches respectively).

Company's debt is concentrated in long-term contracts (77% of the total) composed mainly by financing from BNDES (Brazilian Economic and Social Development Bank) and EIB (European Investment Bank), as well as borrowings from other top local and international financial institutions.

Approximately 39% of total debt is denominated in foreign currency (USD), and it is 100% hedged in local currency. In 3Q15, average cost of debt was 12.11% compared to 9.66% in 3Q14. Nevertheless, the increase in cost of debt was more than offset by a higher cash yield.

Cash and Cash equivalents totaled R$4,408 million by the end of September/15, a decrease vs. R$5,428 in September/14. The proceeds from the towers sale increased cash position, but were more than offset by the following cash outs:

The Company has an investment fund in foreign exchange of R$420.6 million in order to follow the variations of the US Dollar, basically formed by highly liquid public securities. Taking into account all investments made during the period, the fund’s profitability up to the end of the quarter was 26%. The investment is intended to reduce foreign exchange risk on payments made to suppliers in foreign currency.

Average cash yield reached 14.18% in 3Q15 compared to 10.95% in 3Q14.

Considering the last 12 months EBITDA, Net Debt/EBITDA ratio reached 0.46x in 3Q15 compared to 0.14x in 3Q14. Due to the above mentioned payments, net debt increased from R$791 million in 3Q14 to R$2,502 million by the end of 3Q15.

Organic Operating Free Cash Flow came negative at R$806 million in 9M15, (vs. positive R$93 million in 9M14), adversely impacted by an increase of 25.4% on Capex. In the quarter, Organic Operating Free Cash Flow totaled R$340 million, vs. R$884 million in 3Q14.

Organic Net Cash Flow in 9M15 totaled -R$2,052 million compared to -R$1,394 million in the same period of last year. In the quarter, Organic Net Cash Flow totaled -R$124 million, vs. positive R$240 million in 3Q14.

TOWERS SALE IMPACTS

In 3Q15, TIM concluded the second closing under the Tower Sale agreement signed in November 2014 with American Tower do Brasil (ATC) that comprised overall sale of 6,481 towers for ~R$3 billion cash.

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First closing: On April 29, 2015, TIM transferred 4,176 towers to ATC and received ~R$1.9 billion.

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Second closing: On September 30, 2015 TIM transferred 1,125 towers to ATC and received ~R$517 million.

The Master lease agreement (MLA) defines the leaseback of the transferred towers for a 20 years period. According to IAS17, this transaction should be registered as (1) sale and (2) leaseback and following its requirements, the leaseback registered as financial leasing.

Please find below the Financial Statements impacts conciliation and the related notes for further details of the second tranche:

OPERATIONAL PERFORMANCE

BRAZILIAN MOBILE MARKET OVERVIEW

In the last data released by Anatel, Brazilian mobile market reached 280.0 million lines by the end of August/15, representing a yearly growth of 0.9%, to a penetration rate of 136.9%, flat versus the same period of last year. Overall subscriber base growth has reduced the pace versus previous quarters, mainly due to operators’ recent movements to optimizing their subscriber base and the recent effect of sim cards consolidation, impacting directly the prepaid segment whilst consumers are revisiting their spending with telecommunication, focusing their usage in only one operator.

A more austere disconnection policiy and a tougher macroeconomic scenario also contributed for this phenomenon. Nonetheless, some segments are still experiencing double digit growth, such as the hybrid plans (aka “Controle”) and data plans.

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Prepaid segment reached, in August, 208.0 million lines (-2.3% YoY) representing 74.3% of total Brazilian market (vs. 76.7% in August/14). On the same period, prepaid net adds reached -3.4 million lines (vs. +586k in the same period of last year).

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Postpaid segment reached 72.0 million lines in August (+11.5% versus August/14) with net adds of 1.0 million lines (vs. 1.1 million in the same period of last year).

Brazilian market share evolution can be described as follow:

TIM’s PERFORMANCE

(Internal figures for September/15)

TIM’s subscriber base reached 72.6 million lines at the September/15, down -3.1% when compared to the same period of last year.

43% of customer base already using data services

In the 3G technology, total subscriber base reached 42.5 million users, an increase of 25.5% against 3Q14, proving the success of the company’s strategy of equip its customers with smartphones in order to stimulate data services penetration among its users.

As for the 4G, subscriber base reached 5.0 million users by the end of 3Q15, an increase of 32.5% over 2Q15, or +1.2 million new users in this quarter, and a support evidence that the Company’s approach on 4G is paying off.

Unique data users have reached 31.3 mln lines or 43% of total base.

Net additions totaled -2.0 million lines (vs. 674.3 thousand in 3Q14), as a result of lower gross addition (7.8 million lines and down 20.9% vs. 3Q14) and higher disconnections (9.8 million lines in the period and up 6.9% YoY), following a new guideline to reduce the “washing machine effect”. Consequently churn rate in 3Q15 came at 13.2% and up from 12.4% in the same period of last year.

Postpaid customer base reached 13.8 million users in 3Q15, +12.8% yearly growth. During 3Q15, TIM added 276 thousand users in the postpaid segment (vs. 5 thousand net adds in the same period of last year). In 9M15, TIM added 1.3 million postpaid lines, showing the company is being able to regain space in this arena.

As for prepaid segment, 3Q15 ended with 58.8 million users, down 6.2% YoY. TIM maintained the leadership in the prepaid market, with 29% market share on August/15, thanks to its pioneering position, simplicity and transparent concepts.

QUALITY AND NETWORK

QUALITY DEVELOPMENTS: Meeting All Anatel’s Target

Regarding Anatel’s network quality requirements, TIM kept its solid performance. From April to July (last data available), the Company has met all Anatel’s targets for both Voice and Data services (3G/4G) in every single state. This achievement is a result of strong commitment to quality and our goal to accelerate infrastructure development, specially to support data expansion and deliver a better usage experience. Network quality KPIs described below are based on the number of states that have met targets as disclosed by Anatel.

Instant Speed & Average Speed: This quarter, we also highlight TIM’s relevant evolution in terms of mobile broadband quality according to Anatel’s metrics of instant speed (SMP10) and average speed (SMP11). In July/2015, latest data available, both indicators showed significant progress when compared to the same period last year. This is a result of the Company’s effort to improve customer experience by monitoring network quality per municipalities.

Caring Indicators: This quarter overall market demands at the consumer’s protection agencies (PROCON - SINDEC1) posted a relevant increase in a yearly comparison due to companies decision to block data usage whenever customers reached their data package cap. Even after that measure, which points to a fair monetization of data usage, TIM’s group (mobile and fixed) remained as the least demanded economic group at the customer’s protection agency in 3Q15, with a volume of demands 55% lower than the market’s average.

NETWORK EVOLUTION: Additional 6.9km thousand of Fiber and 4G coverage leadership

The 3Q15 was marked by strong evolution in terms of network implementation. Coverage and capacity continue to be the infrastructure central point and TIM is dedicating great financial and operational effort to maintain the solid expansion path. In 3Q15, 6.9 thousand km of optical fiber were implemented along with other network projects roll out, such as sites densification, Wi-Fi and small cell expansion, backhauling development, cell-site fine tuning and others.

TIM Wi-Fi project accelerated in the third quarter, with 73 new hotspots and totaling close to 1.8 thousand in the entire country. When compared to the same period last year, number of hotspots increased by 71%.

In 9M15, Mobile BroadBand Project (MBB)2 added 48 new cities to the project’s roll out. Besides the new cities, the Company also focused its efforts on coverage densification of 46 cities that were already included in 2014 and are the pillar of the mobile VAS revenue growth. In 3Q15, the MBB project reached 173 cities, covering more than 70% of the entire TIM’s 3G traffic. The goal is to complete 195 cities until the end of 2015.

The average throughput gain for the cities that have completed the MBB is remarkable, proving the efficiency approach used by the project, tackling Access (LTE/HSPA+ with dual carrier), Transport (backhaul and backbone using FTTS and high capacity microwave links) and IP-Core (caching, peering and transit).

In 4G, TIM is proud to announce it has achieved leadership in terms of cities covered reaching 278 cities in October. By the end of 2015 the Company plans to extend its coverage to 400 cities, reaching 58% of urban population in the country. As for third quarter, TIM reached 48% of total urban population.

The Company keeps its focus on expanding the 4G coverage through spectrum refarming as well. The project consists in coverage optimization and the amplification in the number of locations with 4G technology, mostly by using the 1,800MHz band and reorganizing the frequency usage according to the spectrum availability.

As for the 3G, this quarter TIM expanded its coverage to 40 new cities, reaching 1,735 cities or 81.3% of urban population. By the end of 2015, Company expects to reach 1,992 cities, covering 82% of urban population. GSM coverage stood at almost 95% of urban population.

MARKETING PROGRESS

Post-paid: TIM Launches Liberty Top in 3Q15

This quarter most relevant marketing initiative was the Liberty Top offer launched in July, 20 2015. The offer generally consists in a very attractive and competitive plan for high value postpaid customers that have intensive data usage but don’t want to give up on voice. The plan was designed to be part of TIM’s efforts to go back to the value game.

In terms of performance, the new plan showed important results in 3Q15, improving postpaid net adds and accelerating prepaid to postpaid migrations. Important to highlight that cannibalization effect was small as more than 2/3 of migrations were upgrading plans.

The new plan consists in 6GB data cap (which can be shared with three different sim cards including smartphones, tablets and modems), unlimited on net calls and 400 minutes off net calls. Additionally, customers are able to send unlimited text and audio messages, share photos and videos through WhatsApp application without consuming their data allowance. Price-wise, offer was set at R$139.00/month in 14 states (including large markets such as SP, MG, BA and DF) and by R$99.00 in the states of Rio de Janeiro and Espírito Santo.

Prepaid Customers: Expanding Data Allowance

In August, TIM launched the Turbo WhatsApp offer to meet increasing demand for data in the prepaid segment. It is a monthly prepaid offer and consists in 50MB /day as data cap to be spend in WhatsApp usage, including  texting and audio messages, photos and videos, plus another 50MB/month allowance  to be spend in other internet content. The offer costs R$12 and was designed to meet increasing demand for the messaging app.

In October, TIM updated its Infinity Web and Infinity Web+SMS offers. The data cap moved to 50MB/day from 10MB/day while prices remained unchanged at R$0.75 and R$0.99 per day, respectively. Both offers also include unlimited usage of WhatsApp for texting, sending audio, photos and videos. These changes aim to increase customer satisfaction after a period of adjustments following the introduction of the data blockage after reaching user data allowance.

Handsets: Business in Transformation

Handset market continues to post significant decrease this year as sales of traditional phones plunged following the switch to smartphones. The pace of smartphones sales however is decelerating as customers continue to be negatively impacted by a tougher macroeconomic environment.

Research shows that handsets sales from manufacturers has decreased 17% in 1H15 in Brazil to 27.4 million units, according to the country`s electric and electronic industry association (ABIEE). This was largely impacted by a 78% decrease in traditional phones sales. Smartphone sales, however, posted an increase of 8% in the same period as a result of strong 1Q15 while 2Q15 posted a 13% contraction.

Despite this scenario TIM maintained its leadership position in smartphones sales in the retail sector, reaching a market share of 50% in July and August.

Other Marketing Initiatives

Following the strategy of expanding mobility and enabling users to extract the most from their devices, TIM kept expanding and improving its app portfolio. This quarter the highlights are below:

“TIM Gourmet” – Intended for cooking and gastronomy fans the app provides a wide range of services from restaurant guides to food delivery. The app also features recipes and cooking tips in video from the renowned chef Claude Troisgois. The subscription costs R$2.99 per week and the delivery service is provided in partnership with iFood platform.

“TIM Banca Virtual” – In a partnership with Editora Abril publishing house, TIM launched a platform that works as a virtual magazine stand concentrating customers’ favorite magazines from Abril. The service aims to provide a unique reading experience that goes beyond digitalization of the printed magazine providing audio, video and interactivity. Customers can choose from a monthly (R$12.99) or a weekly (R$5.99) subscription fee.

“TIM Empregos” – The app is a job/career tool that features a searching engine from Vagas.com website – a major web portal in the country – and specific content on career related topics, business and market trends. A section called “Prepare-se” (“Get Ready”) offers tips from the notorious career specialist in Brazil, Max Gehringer. The subscription is R$3.99 per week.

Live TIM: 200k. Remarkable quarter with continued expansion and quality perception

Live TIM ended 3Q15 with more than 200 thousand ultra-broadband customers, a strong growth of 67% when compared to the same period of 2014. This result placed 3Q15 as a remarkable quarter in Live TIM history, with 34 thousand new clients added to the base. Customers are concentrated at the 35 and 50 Mbps offers, nevertheless, as the portfolio grows, customers are adhering to higher speeds plans.

At the end of 3Q15 Live TIM had 29.2 thousand buildings connected (vs. 15.6 thousand in 3Q14), and an addressable market of over 1.9 million households in São Paulo and Rio de Janeiro metro regions. Prospect clients registered in Live TIM’s website reached 1.17 million (vs. 776k in 3Q14).

3Q15 was also marked by the confirmation of market quality perception on TIM’s broadband service. During the quarter, Live TIM has been awarded by:

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The most recommended brand for CVA Solutions Institute

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The best Broadband quality in the Perceived Quality Survey conducted by Anatel

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The first place in the speed ranking of Netflix in Brazil

CORPORATE SOCIAL RESPONSIBILITY

TIM Institute, whose mission is to create and enhance resources for the democratization of science, technology, and innovation in Brazil, continues, in 2015, with many initiatives underway, all guided by four principles: education, technology applications, inclusion, and work.

Also, this last quarter TIM Institute launched the “Academic Working Capital” (AWC), a new project that will support innovative technology-based business with the creation of a product. The goal is to offer financial support to young entrepreneurs - students of the finals graduation – so that they may create companies from their Graduation Projects. In 2015, the TIM Institute will invest R$ 400 thousand in up to 40 projects.

The projects will be analyzed by a specialized judge committee, composed by teachers and market professionals, and the teams chose will receive orientation and financial support to launch their products over the next year. Throughout the project, students participate in workshops on Business and Technology and are weekly monitored by AWC’s consultants that will support the group mainly in making technical and business decisions. At the end of the project, students will have the opportunity to participate of an Investment Fair, on which each project will have a stand and team members will be available to present and demonstrate their solutions to investors and market professionals.

Currently, 11 projects are already being advised by AWC’s consultants. Among these projects, there is a biodigester capable to use surplus electricity from wind sources to generate biogas, a portable paper recycler and the Dumper Truck, an electric vehicle capable of carrying up to 200 kilos.

ENERGY CONSUMPTION

In line with its Environmental Policy principles, TIM considers energy consumption as one of its challenges that evolves according to the table below.

The increase in electricity consumption is due to the plant growth. In the third quarter of 2015 were activated about 1,900 new network elements, while in the same period of 2014 were activated about 500 network elements. At the end of 2014 third quarter we had about 27,200 active network elements, while the end of the same period in 2015 we reached about 30,600 network elements. The reduction observed in fuel consumption is due to route realignment of sales consultants vehicles.

Energy efficiency is carried out through some actions such as Swap Project (replacing access equipment with more modern and efficient models) and the RAN Sharing agreement (sharing model of network infrastructure with other telecom operators). In environmental terms, the RAN Sharing agreement reduces electricity consumption and also has a positive urban impact as it implies in reducing the number of new Radio Base Stations (RBS), minimizing the inconvenience to population (EN5 indicator, GRI3 3.1).

With a significant reduction in visual impact, Biosites help harmonize with the environment and urban infrastructure. Its multifunctionality can add beyond telecommunications transmission, contributing for lighting and security through surveillance cameras. At the end of September, the project surpassed the number of 100 activated Biosites, a considerable increase compared with 23 activated Biosites in December 2014.

STOCK PERFORMANCE

TIMP3 ended the third quarter of 2015 at R$7.51, down by 41.7% in the last 12 months, while the Bovespa Index (Ibovespa) was down 16.7% over the same period. The Company's ADRs closed 3Q15 at US$9.45, a decrease of 63.9% in the last 12 months (Brazilian Reais depreciated by 62% in relation to the American dollar in 3Q15 vs. 3Q14).

SUBSEQUENT EVENTS

NEW OFFERS - Changing Gears. Fast response to market new reality

On October 30th, TIM launched a new offer portfolio, evolving Company’s postpaid, controle and prepaid go to market. This strategic change occurs in a scenario of: mobile market reaching maturity, community effect slowdown, SIM card consolidation, MOU sharp reduction, voice revenues decline overcoming data growth and final stages of MTR relevant impact.

In this context, the Company adjusted its offers focusing on mobile bundle proposition and unlocking off-net value. With that innovative and disruptive strategy, TIM expects to defend voice and accelerate data further to rebound revenues.

OWNERSHIP BREAKDOWN

ABOUT TIM PARTICIPAçõES S.A.

TIM is one of the largest telecommunications companies in Brazil.  With a focus on investing in innovation and in the quality of its network, services and customer service, TIM fulfills its mission of connecting and caring for everyone so that everyone can do more.

As the first operator in Brazil to have a nationwide presence, TIM has innovation in its DNA and seeks to enhance its users' lives through its technology. Therefore, in addition to constantly working on expanding and improving its network, the company has amassed a complete portfolio, offering mobile and fixed telephony and access to the Internet.  With TIM, individual and corporate customers can always be connected.

The company's infrastructure is one of its strategic priorities. Over the past few years, TIM has upgraded its equipment and made acquisitions - such as Intelig, in 2009, and AES Atimus, in 2011 - reinforcing its commitment to quality and accessibility. From 2015 to 2017, the Company will invest R$14 billion in its operations, and most of that amount will be earmarked to expand 4G and 3G coverage throughout the country, in line with the company’s growth expectations in demand for data traffic.

Transparency is also one of the company's pillars. TIM is a publicly-held company, whose shares are listed on São Paulo’s BM&FBOVESPA under the ticker symbol TIMP3,  and ADRs (American Depositary Receipts), listed on the NYSE (New York Stock Exchange) under the ticker symbol TSU. TIM is also the only company in the telecommunications industry listed on BM&FBOVESPA's "Novo Mercado," recognized for requiring the maximum level of corporate governance, and is also part of the Corporate Sustainability Index (ISE), and the Carbon Efficient Index (ICO2).  One of its key initiatives is the Open Doors project, which allows consumers to monitor network enhancement and improvement actions, in addition to get to know the true picture of TIM's coverage. Also worthy of note are the TIM Institute initiatives, which seek to create and maximize strategic resources to make science education and innovation available to everyone in Brazil.

You, your home and your business

Mobile and fixed telephony and access to the Internet via modems, tablets, and mobile phones running on the 3G and 4G technologies, in addition to the ultra-broadband Internet, are the services that are part of TIM's innovative portfolio. The operator was the first on the market to invest in offering new formats, such as charging for the use of voice and mobile Internet per day or through monthly billing plans paid via credit card. And it continues revolutionizing the market, delivering more benefits and providing more accessible rates to its consumers.

The company also has ideal solutions for small, medium and large businesses. The Corporate Solutions area offers fixed voice and advanced data services to the corporate segment, understanding the corporations' profiles and needs and enhancing its customers' productivity and competitiveness while yet decreasing their costs.

In the fixed ultra-Internet segment, Live TIM is a quality benchmark, with the most satisfied customer base in the country. The carrier introduced on the market navigation plans that are about ten times faster than the average Brazilian broadband, thus allowing much faster file downloads and uploads, crash-free gaming, and high-definition, real-time video streaming. Live TIM offers 35 MB to 1 GB plans and is available to residential and business customers in São Paulo, Rio de Janeiro, Duque de Caxias, and Nova Iguaçu. The company also offers Live TIM Blue Box, an entertainment center that integrates - in a single system - free high-definition digital TV, Netflix and YouTube content, and pay TV through an exclusive collaboration with TV Alphaville.

DISCLAIMER

The financial and operating consolidated information disclosed in this document, except where otherwise indicated, is presented according to IFRS (International Financial Reporting Standards) and in Brazilian Reais (R$), pursuant to Brazilian Corporate Law. All comparisons refer to the third quarter of 2014 (3Q14), nine months of 2014 (9M14) and second quarter of 2015 (2Q15), except when otherwise indicated.

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates”, "believes”, "estimates”, "expects”, "forecasts”, "plans”, "predicts”, "projects”, "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company’s future operating results may differ from current expectations and readers of this release should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

ATTACHMENTS

Operational Indicators

NOTES TO QUARTERLY INFORMATION
At September 30, 2015

(In thousands of Reais, unless otherwise indicated)

1.

Operations

1.a Organizational Structure

TIM Participações S.A. (“TIM Participações” or “Company”) is a publicly-held corporation based in the city of Rio de Janeiro and is a subsidiary of TIM Brasil Serviços e Participações S.A. (“TIM Brasil”). TIM Brasil is a subsidiary of the Telecom Italia Group and holds 66.58% of the capital of TIM Participações as at September 30, 2015 (66.58% in 2014). The Company’s and its subsidiaries (“Group”) main purpose is to control companies providing telecommunications services, including personal mobile telecom services in their licensed areas. The services provided by TIM Participações’ subsidiaries are regulated by the Agência Nacional de Telecomunicações (“Anatel”).

The Company’s shares are traded on the BM&F/Bovespa. Additionally, TIM Participações trades its Level II American Depositary Receipts (ADRs) on the New York Stock Exchange. Accordingly, the Company is subject to the rules of the Brazilian Securities Commission (Comissão de Valores Mobiliários or “CVM”) and the U.S. Securities and Exchange Commission (“SEC”). In accordance with best market practices, TIM Participações adopts the practice of simultaneously releasing its financial information in Real in both markets, in Portuguese and English.

Direct subsidiaries

(a)

TIM Celular S.A. (“TIM Celular”)

The Company holds 100% of TIM Celular´s shares. This subsidiary provides Landline Telephone Services (“STFC”) - Domestic Long Distance and International Long Distance voice services, Personal Mobile Service (“SMP”) and Multimedia Communication Service (“SCM”) in all Brazilian states and in the Federal District.

(b)

Intelig Telecomunicações Ltda. (“Intelig”)

The Company also holds 100% of Intelig’s shares. This company provides STFC – Local voices services and SCM services in all Brazilian states and in the Federal District (DF).

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO QUARTERLY INFORMATION - Continuation
At September 30, 2015

(In thousands of Reais, unless otherwise indicated)

1.b Material transactions in the period - Sale of towers

In November 2014 and January 2015, the subsidiary TIM Celular signed with American Tower do Brasil Cessão de Infraestruturas Ltda. (“ATC”) two Sales Agreements for up to 6,481 telecommunication towers of its own property for around R$3 billion and a Master Lease Agreement (“MLA”) for part of the space on these towers for the term of 20 years. The sales transaction provides the transfer of the towers sold on tranches to the purchaser, considering the fulfillment on some precedent conditions.

On April 29, 2015, the Company transferred 4,176 towers (1st tranche), or 64% of the total covered by the agreement with ATC. The sales amount for the first part of the transaction was approximately R$1.9 billion and the book balance of the assets recorded was R$1 billion. Still on April 29, 2015, TIM entered into two infrastructure lease agreements (MLA) for part of the space existing on each tower sold. These lease agreements will be effective for 20 years from the date of transfer of each tower and provide for monthly lease amounts depending on the type of tower (greenfield or rooftop).

On September 30, 2015, the Company transferred 1,125 towers (2nd tranche), or approximately 17% of total towers to be transferred to ATC. The sales amount for the second part of the transaction was approximately R$517 million and the book balance of the assets recorded was R$0.2 billion. On the same date, TIM Celular amended the two infrastructure lease agreements to include a portion of the existing area on the new towers transferred.

The contract still provides the transfer of the remaining towers on a subsequent tranche, considering that allprovided conditions by the parts are fulfilled. For further details about the financial impacts on these quarterly information, see note 19.

The sales and lease agreements are part of a larger agreement where there are transfers of towers to ATC and a sale and leaseback transaction of part of the space on these towers transferred. This transaction will bring benefits to the Company’s operational and financial capabilities in favor of its investments in expansion and quality.

Licenses for the use of radio frequencies

In order to provide SMP services, the subsidiary TIM Celular obtained radio frequency authorizations for a fixed period and renewable for a further fifteen (15) years. The extension of the right of use includes the payment of an amount equal to two percent (2%) of the net revenues recorded in the regions covered by the Authorization that ends each biannual period. As at September 30, 2015, TIM Celular had accounts past due related to the renewal of Authorizations in the amount of R$120,273 (R$124,394 as at December 31, 2014).

As at March 31, 2014, Anatel granted to the subsidiary TIM Celular the right to use sub-bands of radio frequency from 912.5 MHz to 915 MHz and from 957.5 MHz to 960 MHz for 18 (eighteen) months, on a secondary basis, restricted to the Provision Area corresponding to AR11 (Greater São Paulo). On September 30, 2015, Anatel extended the radio frequency use rights for an equal period (Act No. 5.858/2015-SOR, published in the Federal Official Gazette (DOU) of October 1, 2015), for the amount of R$2,750.

At December 5, 2014, the subsidiary TIM Celular signed the Instrument of Authorization regarding the 700 MHz band (extract published in D.O.U. on December 8, 2014). The subsidiary paid the amount equivalent to R$1,678 million, recording the remaining balance of R$61 million as a liability, as provided for in the call notice. With no bids for some lots in the Call Notice for the 700 MHZ band, TIM Celular, along with other bidders, will have to bear a proportion of the costs regarding these lots, as a result of redistribution and digitalization of TV and RTV channels and the solutions for interference problems in the radio communication systems, being entitled to a discount on the final amount to be paid.

However, the methodology used by Anatel to calculate this amount was different from that included in the Call Notice and so TIM Celular filed an administrative appeal, which was heard and denied in December 2014 (as were the appeals of the other Winning Bidders). On March 31, 2015, TIM Celular filed a lawsuit questioning a surplus charge of R$61 million (R$72 million as of September 30, 2015), which is still pending trial. See note 18.

As mentioned above, the Company assumed an additional commitment to cleaning the 700 MHz radio frequency band, performing the redistribution and digitalization of TV and RTV channels, and reducing negative interferences, upon the constitution of the Redistribution and Digitalization Management Entity for TV and RTV Channels (“EAD”), with the total commitment assumed by TIM Celular amounting to R$1,199 million (see note 18.e), R$370,379 of which was paid as at April 9, 2015, to this entity.

On March 4, 2015, under Decision No. 66/2015-CD, Anatel: (i) accepted the request for withdrawal of the application to extend the period of radio frequency use for lot 208 (AR 92) of Authorization Instrument No. 523/2012 (P-Band); (ii) granted the application to extend the authorization for radio frequency use for lot 222 (AR 31) of Authorization Instrument No. 523/2012 (P-Band); and (iii) granted the application for extension of the period of authorization for radio frequency use in Bands D and E .. On July 22, 2015, Authorization Act No. 4710/2015-CD extended the authorization for use of the above radio frequencies (published in DOU on July 28, 2015).

At September 30, 2015, the Company and its subsidiaries have the following commitments with ANATEL:

	Consolidated
Authorizations payable	09/2015	12/2014

700 Mhz frequency band cleaning, net of adjustment to present value (AVP)	867,406	1,164,666
Anatel Debt updated (see remarks above)	71,952	61,860
Guarantee insurance on authorizations	13,261	20,013
Authorizations renewal	120,273	124,394
Authorizations payable	2,473	1,248
	1,075,365	1,372,181

Current portion	(449,284)	(493,169)
Non current portion	626,081	879,012

The Authorizations held by TIM Celular as at September 30, 2015, as well as their maturity dates, are detailed below:

Maturity Date

Concession areas	450 MHz	800 MHz, 900 MHz and 1,800 MHz	Additional frequencies 1,800 MHz	1,900 MHz and 2,100 MHz (3G)	2,500 MHz Band V1 (4G)	2,500 MHz Band P** (4G)	700 MHz (4G)

Amapá, Roraima, Pará, Amazonas and Maranhão	-	Mar. 2031*	Apr. 2023	Apr. 2023	Oct. 2027	PA - Feb. 2024*	December 2029
Rio de Janeiro and Espírito Santo	Oct. 2027	Mar. 2031*	ES - Apr. 2023	Apr. 2023	Oct. 2027	RJ - Feb. 2024*	December 2029

Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except for the municipality of Pelotas and region) and municipalities of Londrina and Tamarana in Paraná

	PR - Oct. 2027	Mar. 2031*	Apr. 2023	Apr. 2023	Oct. 2027	DF - Feb. 2024*	December 2029
São Paulo	-	Mar. 2031*	Countryside - Apr. 2023	Apr. 2023	Oct. 2027	-	December 2029
Paraná (except for the municipalities of Londrina and Tamarana)	Oct. 2027	Sept. 2022*	Apr. 2023	Apr. 2023	Oct. 2027	Feb. 2024*	December 2029
Santa Catarina	Oct. 2027	Sept. 2023*	Apr. 2023	Apr. 2023	Oct. 2027	-	December 2029
Municipality and region of Pelotas in Rio Grande do Sul	-	Apr. 2024*	-	Apr. 2023	Oct. 2027	-	December 2029
Pernambuco	-	May, 2024*	-	Apr. 2023	Oct. 2027	-	December 2029
Ceará	-	Nov. 2023*	-	Apr. 2023	Oct. 2027	-	December 2029
Paraíba	-	Dec. 2023*	-	Apr. 2023	Oct. 2027	-	December 2029
Rio Grande do Norte	-	Dec. 2023*	-	Apr. 2023	Oct. 2027	-	December 2029
Alagoas	-	Dec. 2023*	-	Apr. 2023	Oct. 2027	-	December 2029
Piauí	-	Mar. 2024*	-	Apr. 2023	Oct. 2027	-	December 2029
Minas Gerais (except municipalities of the PGO sector 3 for 3G radio frequencies and others)	-	Apr. 2028*	Apr. 2023	Apr. 2023	Oct. 2027	Feb. 2030*	December 2029
Bahia and Sergipe	-	Aug. 2027*	-	Apr. 2023	Oct. 2027	-	December 2029

*Agreements already renewed for 15 years; therefore, TIM is not entitled to a new renewal period.

** Only complementary areas in the relevant States.

Basis for preparation and disclosure of the quarterly information

The significant accounting policies applied to the preparation of the quarterly information are described below. These policies were consistently applied in the periods presented, unless otherwise indicated.

a.

General preparation and disclosure criteria

The quarterly information was prepared taking into account the historical cost as the base value and financial assets and liabilities (including derivative instruments) evaluated at fair value.

The consolidated quarterly information was prepared according to CPC 21 (approved by CVM Resolution 673/11) / IAS 34 – “Interim Financial Statements”. Without disagreement as to the application of CPC 21 / IAS 34, the Company adopts accounting practices based on the Brazilian Corporate Law and Specific Rules issued by CVM and Anatel.

The individual quarterly information of the holding company was prepared according to CPC 21, submitted along with consolidated quarterly information, investments in subsidiaries are accounted by the equity method. Identical adjustments are made in individual quarterly information and consolidated quarterly information to reach the same result and shareholders’ equity attributable to the shareholders of parent company TIM Brasil. As the Brazilian accounting practices applicable to the individual financial statements, since 2014, do not differ from the IFRS applicable to the separate financial statements, as now IFRS permits the application of the equity method in subsidiaries on separate financial statements, they are also in accordance with IFRSs, issued by IASB .. These individual financial statements are presented along with the consolidated quarterly information.

Assets and liabilities are reported according to their degree of liquidity and collectability. They are reported as current when they are likely to be realized or settled over the next twelve months. Otherwise, they are recorded as non-current. The only exception to this procedure involves deferred income tax and social contribution balances, both assets and liabilities, which must always be recorded as non-current, in accordance with the provisions of pronouncement IAS 1 (CPC 26 - approved by CVM Resolution 676/11).

The preparation of the quarterly information requires the use of certain critical accounting estimates and the exercise of judgment by the Company’s Management in the process of applying the Group’s accounting policies. Those areas requiring a greater level of judgment and with greater complexity, as well as the areas in which assumptions and estimates are material for the consolidated and individual quarterly information, are described in Note 5.

The presentation of Statement of Value Added (Demonstração do Valor Adicionado – “DVA”), individual and consolidated, is required by the Brazilian Corporate Law and accounting practices adopted in Brazil applicable to the publicly held companies. The IFRS do not require the presentation of this statement. As a consequence, regarding IFRS, this statement is presented as supplementary information, without affecting the understanding of quarterly information as a whole.

Individual and consolidated quarterly information should be read together with financial statements for the year ended December 31, 2014.

b.

Approval of the quarterly information

This quarterly information was approved by the Board of Directors of the Company as at November 3, 2015.

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO QUARTERLY INFORMATION - Continuation
At September 30, 2015

(In thousands of Reais, unless otherwise indicated)

Summary of significant accounting practices

The following accounting practices are adopted in preparing the parent company’s quarterly information and the consolidated quarterly information.

a.

Functional currency and presentation currency

The presentation currency for the quarterly information is the Brazilian Real (R$), which is also the functional currency for all the companies consolidated in this quarterly information.

Transactions in foreign currency are recognized at the exchange rate on the date of the transaction. Except for assets and liabilities recorded at fair value, monetary items denominated in foreign currency are converted into Real at the exchange rate on the date of the balance sheet as informed by the Central Bank of Brazil. Exchange gains and losses linked to these items are recorded in the statement of income.

b.

Consolidation procedures

Subsidiaries are entities (including structured entities) in which the Group holds control. The Group controls an entity when it is liable or has rights to variable returns from its involvement with the subsidiaries and has the ability to affect those returns through its power over the investee. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. Consolidation is discontinued from the date the Group loses control over that entity.

The following companies are consolidated in the quarterly information:

		Interest
Corporate Name	Status	09/2015	12/2014
TIM Celular S.A.	Direct subsidiary	100%	100%
Intelig Telecomunicações Ltda.	Direct subsidiary	100%	100%

The purchase accounting method is used to record the acquisition of subsidiaries by the Group. The acquisition cost is measured as the fair value of assets offered, equity instruments (e.g. shares) issued and liabilities incurred or assumed by the acquirer at the date when control is exchanged. Identifiable assets acquired, contingencies and liabilities assumed in a business combination are initially measured at their fair value at the acquisition date, irrespective of the proportion of any minority interest. The excess of the acquisition cost over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of net assets of the subsidiary acquired, the difference is recognized directly in the statement of income as revenue, after a review of the concepts and calculations applied.

Transactions between Group companies, as well as balances and unrealized gains and losses in these transactions, are eliminated. Accounting policies of subsidiaries have been adjusted to ensure consistency with the accounting policies adopted by TIM Participações. The date of the financial statements used in the consolidation is the same for all Group companies.

c.

Segment information

Operating segments are the entity’s components that develop business activities from which revenues can be obtained and expenses incurred. Their operating results are regularly reviewed by the entity’s chief operating decision maker, in order to make decisions on the allocation of resources and to assess the performance of each segment. For a segment to exist, it must have separate financial information available.

The Company’s chief operating decision maker, responsible for allocating resources and for periodic performance evaluation, is the Executive Board. The Executive Board and the Board of Directors are jointly responsible for making strategic decisions and for managing the Group.

The Group’s strategy is to maximize the consolidated results of TIM Participações. This strategy includes optimizing the operations of each group company, in addition to taking advantage of the synergies generated among them. Notwithstanding the various business activities, the decision makers see the Group as a single business segment and do not take into account specific strategies intended for a particular service line. All decisions on strategic, financial, purchasing, investment and allocation of resources planning are made on a consolidated basis .. The aim is to maximize the consolidated result obtained by exploring the SMP, STFC and SCM licenses.

d.

Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits and other short-term highly liquid investments, with an insignificant risk of change in value. Withdrawals can be done at any time without risk of losing the income earned and these amounts are used to pay short term obligations of the Company.

e.

Financial assets and liabilities

e ..1

Financial assets

e ..1.1

Classification

The Group classifies its financial assets in the following categories: (1) valued at fair value through profit or loss and (2) borrowings and receivables, on all dates shown in this quarterly information. Management determines the classification of its financial assets at initial recognition.

(a)

Financial assets valued at fair value through profit or loss

A financial asset is classified in this category if it was acquired primarily for sale in the short term. For this reason these assets are usually classified under current assets. However, when these assets are given in guarantee or other restrictions exist on their short-term use, they may be classified as non-current assets.

The derivatives held by the Company have also been classified in this category, given their nature. The Company does not have speculative derivatives.

(b)

Borrowings and receivables

These are non-derivative financial assets with fixed or determinable payments and are not quoted in an active market. In the quarterly information they are classified as trade “trade accounts receivable”, “cash and cash equivalents”, “leasing” and “other assets”.

e.1.2

Recognition and measurement

The regular purchases and sales of financial assets are recognized on the trade date - the date on which the Company undertakes to buy or sell the asset. Investments are initially recognized at fair value. The transaction costs incurred in acquiring investments valued at fair value through profit or loss are charged to the income statement as expenses on the transaction date. After initial recognition, changes in the fair value are booked in income for the year as finance income and expenses. Such assets are written off when the rights to receive cash flows from the asset have expired or when the Company has transferred substantially all risks and benefits of ownership them. Loans and receivables are recorded at amortized cost, using the effective interest rate method.

The fair values of investments with publicly quoted prices are based on their purchase price at each disclosure date. If the market for a financial asset is not active, the Company establishes fair value by using valuation techniques. These techniques include the analysis of recent transactions with third parties, reference to other instruments that are substantially similar, analysis of discounted cash flow models and option pricing models which make maximum use of information generated by the market and minimum use of possible information generated by Management.

e.1.3

Offsetting financial instruments

Financial assets and liabilities are reported at their net amount when there is a legal right and an intention to offset them on a net basis, or to realize the asset and liquidate the liability simultaneously.

e.1.4

Impairment of financial assets

At the end of each reporting period the Company evaluates whether there is objective evidence of the impairment of financial assets. An asset or group of financial assets is impaired and losses are recognized only if there is objective evidence of impairment. Such evidence would be the result of one or more events occurring after the initial recognition of the assets, and that loss event (or events) would have an impact on the estimated future cash flows of the financial asset (or group of financial assets) which can be reliably estimated.

The criteria which the Company uses to determine whether there is objective evidence of impairment include verification as to real situations involving:

•

material financial difficulties of the issuer or borrower;

•

a breach of contract, such as default or late payment of interest or principal;

•

the Company, for economic or legal reasons relating to the financial difficulty of the borrower, provides a concession to the latter that a lender would not normally consider;

•

it is likely that the borrower will declare bankruptcy or other financial reorganization that generates losses for lenders;

•

the disappearance of an active market for that financial asset because of financial difficulties; or

•

observable data indicating that there has been a measurable reduction in the estimated future cash flows of a portfolio of financial assets, although the decrease cannot yet be identified through individual analysis financial assets in the portfolio. These data include:

(i)

adverse changes in the payment status of borrowers in the portfolio; and

(ii)

national or local economic conditions that correlate with defaults on assets in the portfolio.

The amount of the impairment loss is measured as the difference between the book value of the assets and the present value of the estimated future cash flows discounted by the original interest rate to the financial assets in force. Where impairment losses are identified, they are recognized directly in the profit or loss for the year. If, in a subsequent period, the value of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment being recognized, the reversal of the impairment loss is also recognized in the statement of income for the year.

e.2

Financial liabilities

The main financial liabilities recognized by the Company and its subsidiaries are: supplier accounts payable, unrealized losses on derivative transactions, borrowings and financing and leasing. They are classified into the categories below according to their nature:

Financial liabilities valued at fair value through profit or loss: At each balance sheet date, these liabilities are measured at fair value. Interest, monetary restatement, exchange rate variations and variations arising from measurement at fair value, if any, are recognized in profit or loss as incurred, as finance income or expenses. On the disclosure date of this quarterly information, this category is composed basically of derivative financial instruments.

Financial liabilities measured at amortized cost: are basically non-derivative financial liabilities that are not usually traded before maturity. At the initial recognition, such liabilities are recorded at their fair value. After initial recognition, they are measured using the effective interest rate method. Under this method, transaction costs impact the liability initial amount, affecting the determination of the effective interest rate .. This rate is the one that discounts exactly all the cash flows from the financial instrument. The allocation of finance costs, according to the effective interest rate method, is recognized in the income statement under finance expenses. On disclosure date of this quarterly information, this category includes mainly borrowings and financing and suppliers accounts payable.

f.

Derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value as of the date of the derivative agreement, being subsequently adjusted to fair value.  The method used for recognizing any gain or loss depends on whether the derivative is assigned or not as a hedge instrument in cases where hedge accounting is adopted.

The Company now adopts hedge accounting, and accordingly designates certain derivatives as hedge for specific risks associated with an asset or liability recognized, or a transaction that is very likely to occur (cash flow hedge).

The effective portion of variation in the fair value of derivatives designated and qualified as cash flow hedge is recognized in the “Equity Valuation Adjustment” account, in Shareholders’ Equity.  Any gains or losses related to the non-effective portion are immediately recorded in the statement of income.

g.

Trade accounts receivable

Trade accounts receivable from users of telecommunications services, from network use (interconnection) and from sales of handsets and accessories are recorded at the price charged at the time of the transaction. The balances of accounts receivable also include services provided and not billed until the balance sheet date. Accounts receivable from clients are initially recognized at fair value and are subsequently measured at amortized cost using the effective interest rate method less the allowance for doubtful accounts (“impairment”) ..

The allowance for doubtful accounts is disclosed as a reduction at accounts receivable and is recorded based on the profile of the subscriber portfolio, the overdue aging of accounts receivable, the economic situation, the risks involved in each case and the collection curve at an amount that covers any losses from the realization of such credits.

h.

Inventories

Inventories are stated at average acquisition cost. A provision is recognized to adjust the cost of handsets and accessories to net realizable value (selling price) when this amount is less than the average acquisition cost.

i.

Indirect and direct taxes and contributions recoverable

These are stated at historical cost and, if applicable, adjusted according to the legislation in force.

j.

Prepaid expenses

These are initially stated at actual amounts disbursed and are allocated to income according to the accrual method as they are incurred.

k.

Judicial deposits

These are stated at historical cost and adjusted according to the legislation in force.

l.

Investments

Equity interests in subsidiaries are valued using the equity method only in the individual quarterly information.

m.

Property, plant and equipment

Property, plant and equipment are stated at acquisition and/or construction cost, less accumulated depreciation and the provision for impairment (the latter, only if applicable). Depreciation is calculated on the straight-line method over terms that take into account the expected useful lives of the assets and their residual values (Note 17). The Company recognizes its assets by individual component.

The estimated costs of dismantling towers and equipment on rented properties are capitalized and depreciated over the useful life of these assets. The Company recognizes the present value of these costs in property, plant and equipment with a counter-entry to the liability “provision for future asset retirement”. Interest incurred on updating the provision is classified as finance expenses. The accounting for this obligation is made according to ICPC 12 (IFRIC 1), approved by CVM Deliberation.

Gains and losses from disposals are determined by comparing the amounts of these disposals with the carrying values at the time of the transaction and are recognized in “other operating expenses (revenues), net” in the statement of income.

On January 1st, 2009, Intelig on its first adoption of IFRS / CPCs, used deemed cost to measure its property, plant and equipment assets, according to ICPC 10, approved by CVM Deliberation. After initial measurement, its property, plant and equipment is stated at acquisition and / or construction historical cost. Both (deemed cost and historical cost) are decreased by the accumulated depreciation and from the impairment losses (this one, if applicable).

As the Group does not build assets requiring long periods of time for their completion, the Company does not capitalize interest on borrowings and financing.

n.

Intangible assets

Intangible assets are measured at historical cost less accumulated amortization and impairment losses (if applicable), and comprise: (i) licenses and rights to use radio frequency bands and (ii) software in use and/or development. Intangibles also include (i) right to use the infrastructure of other companies, (ii) customer lists, and (iii) goodwill on business combinations.

Amortization charges are calculated on the straight-line method over the estimated useful life of the assets contracted and over the terms of the authorizations. The useful life estimates of intangible assets are reviewed regularly (note 18).

Any financial charges on funds generically raised (that is, without a specific destination) and used for obtaining qualified assets, which are assets that necessarily require a significant time to be ready for use, are capitalized as part of the cost of the asset when it is likely to bring future economic benefits for the entity and such costs can be accurately measured. These costs are amortized throughout the estimated useful life of assets.

Goodwill

Goodwill is the positive difference between the amount paid and/or payable for an entity acquired and its net assets fair value on acquisition date. These net assets are the difference between the net fair value of assets and liabilities of the acquired entity. If the purchaser identifies a negative difference between the amount paid and/or payable for the entity acquired and its net assets (“bargain purchase”), this amount should be recorded as a gain in the statement of income for the period on acquisition date.

The goodwill is not amortized but must be tested annually to identify probable impairment in its value. The carrying amount of the goodwill is its cost amount less these losses (if any).

For the purposes of impairment test, the goodwill is allocated to Cash Generating Units (“CGUs”). The allocation is made to the CGUs or groups of CGUs that benefit from the business combination from which the goodwill arose.

Gains and losses arising from the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Software

The costs associated with maintaining software are recognized as expenses as incurred. Identifiable and unique development costs that are directly attributable to the design and testing of software products, controlled by the Group, are recognized as intangible assets when the following criteria are met:

•

it is technically feasible to complete the software to make it available for use;

•

Management plans to complete the software and use it or sell it;

•

the software will generate probable future economic benefits that can be demonstrated;

•

technical, financial and other resources are available to conclude development and use or sell the software; and

•

the expenditure attributable to the software during its development can be measured reliably.

Directly attributable costs, which are capitalized as part of the software product, relates to costs with employees directly allocated to its development.

Other development expenditures that do not meet these criteria are recognized as expense as incurred.

o.

Impairment of non-financial assets

Goodwill is tested for impairment annually. For other assets, impairment analysis is made whenever events or changes in circumstances indicate that the carrying value of the asset may exceed its recoverable value. The latter is the higher between the fair value of an asset less costs to sell and the value in use. For purposes of impairment test, assets are grouped at the lowest levels for which there are separately identifiable cash flows (Cash Generating Units – “CGUs”). The discount of expected cash flows is made by taking into account the time value of money and the specific risks related to the asset being analyzed.

The impairment provisions (or part of them) on these assets, except goodwill, may be reversed in case the reasons (or part of them) that gave rise to the provisions no longer exist on the quarterly information reporting date.

p.

Provisions

Provisions are recognized in the balance sheet when the Company has a present obligation and it is probable that an outflow of funds that embody economic benefits will be required to settle it.

q.

Suppliers accounts payable

Suppliers accounts payable are obligations to pay for goods or services that were purchased in the normal course of business. They are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method. Given the short maturity term of these obligations, in practical terms, they are usually recognized at invoice value.

r.

Employee benefits

Profit sharing

The Company and its subsidiaries record a provision on a monthly basis for the estimated amount of employee profit sharing, with a counter-entry to income. The provision calculation takes into account the targets disclosed to its employees and approved by the Board of Directors. Such amounts are recorded as personnel expenses and allocated to the statement of income in accordance with the employee’s cost center.

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO QUARTERLY INFORMATION - Continuation
At September 30, 2015

(In thousands of Reais, unless otherwise indicated)

Pension plans and other post-employment benefits

The Company and its subsidiaries have in place defined contribution and defined benefit plans. In general, defined benefit plans establish a specific retirement benefit amount that an employee will receive upon retirement, usually dependent on one or more factors such as age, length of service and remuneration.

The liability recognized in the balance sheet with respect to defined benefit pension plans is the present value of the defined benefit liability at the balance sheet date, less the fair value of plan assets, with adjustments for unrecognized past service costs. The defined benefit obligation is calculated annually by independent actuaries, using the projected unit credit method. The present value of defined benefit obligations is determined by discounting estimated future cash outflows, using interest rates consistent with market yields, which are denominated in the currency in which benefits will be paid and which have maturities close to those of the respective pension plan liability.

Past service costs are recognized immediately as expenses. Actuarial gains and losses arising from adjustments based on past experience and changes in the actuarial assumptions are recorded in the shareholders’ equity, as other comprehensive income, as incurred.

Regarding defined contribution plans, the Company makes contributions to public and private pension insurance plans obligatorily, contractually or voluntarily. The defined contribution plans carry no additional obligation for the Company over and above the monthly contributions mentioned, for as long as the employee is a member of the staff of the Company or its subsidiaries. If the employee leaves the Company and its subsidiaries within the vesting period, the amounts to which the employee is no longer entitled, and which may represent a reduction in the future contributions by the Company and its subsidiaries to active employees or a reimbursement in cash of these values to the Company, are recorded as assets.

Stock options

The Company operates share-based compensation plans, which are settled with shares, for which the entity receives the services of certain employees in consideration for equity instruments (options) granted. The Company calculates and records the effects of the stock options in accordance with CPC 10 (R1) (IFRS 2), approved by CVM Deliberation. The fair value of employee services is recognized as an expense with a counter-entry to capital reserve, and is determined by reference to the fair value of the options granted.

Social contributions payable in connection with the granting of share options are deemed an integral part of the grant itself and the payment is treated as a transaction settled in cash.

s.

Income tax and social contribution

Include current and deferred income tax and social contribution which are taken to income. Income and social contribution tax credit and debit balances are stated at their net amount only when there is both a right and the intention to offset them upon settlement ..

Current balances

The current income tax and social contribution charges are calculated based on the tax laws enacted or substantially enacted up to the balance sheet date. Management periodically reviews the positions taken by the Company in its income tax returns with respect to tax regulations subject to interpretation.

Brazilian tax legislation allows companies to opt for quarterly or monthly payments of income tax and social contribution. The Company and its subsidiaries opted to pay income tax and social contribution quarterly.

Deferred balances

Deferred income and social contribution taxes are recognized on (1) accumulated income tax and social contribution losses carry forward and on (2) temporary differences arising from differences between the tax bases of assets and liabilities and their carrying values in the quarterly information. Deferred income tax is determined using enacted tax rates (and tax laws), or substantially enacted, up to the balance sheet date. Subsequent changes in tax rates or tax legislation may modify deferred tax credit and debit balances.

Deferred income and social contribution tax credits are recognized only in the event of a profitable track record and/or when the annual forecast prepared by the Company, examined by the Fiscal Council and approved by Management, indicates the likelihood of future offset of those tax credits.

Deferred income and social contribution tax credits and debits are shown in the balance sheet at the net amount, when there is both a legal right and the intention to offset them exist at the time when current taxes are ascertained, usually in relation to the same legal entity and the same tax authority. Thus deferred tax credits and debits in different entities are in general shown separately, not at their net amount.

t.

Provision for legal and administrative proceedings

This is set up at an amount deemed sufficient to cover losses and risks considered probable, based on analysis by the Company’s internal and external legal consultants and by Management. Situations where losses are considered possible are subject to disclosure considering their historical values and those where losses are considered remote are not disclosed.

u.

Leases

Leases where a significant portion of the risks and benefits is retained by the lessor are classified as operating leases and their effects are recognized in the statement of income as expense for the year over the lease period.

Leases in which the Company, as lessee, substantially holds the risks and benefits of ownership are classified as financial leases, which are capitalized at the beginning of the lease at the lower of the fair value of the leased item and the present value of the payments provided for in the agreement. Interests related to the lease are taken to income over the contractual term.

The subsidiary TIM Celular entered into tower lease agreements, as a lessee, arising from a sale and financial leaseback operation involving the sale of an asset and the concomitant lease of this asset by the purchaser to the seller.

The subsidiary TIM Celular recognized a liability corresponding to the present value of the compulsory minimum installments of the agreement.

Leases in which the Company, as lessor, substantially transfers the risks and benefits of ownership to the other part (lessee) are classified as financial leases. These leases values are transferred from intangible asset of the Company and are recognized as a receivable lease at the lower of the fair value of the leased item and the present value of the receipts provided for in the agreement. Interests related to the lease are taken to income as financial income over the contractual term.

v.

Shareholders’ equity

The principal items which affect the Company’s shareholders’ equity are subject to the following accounting practices:

Paid-in capital

It is stated at the amount effectively raised from shareholders, net of the costs directly linked to the issuance process.

When a company within the Group purchases the Company’s shares, aiming to hold them as treasury shares, the amount paid, including any directly attributable additional costs, is deducted from the Company’s shareholders’ equity until the shares are cancelled or reissued. When these shares are reissued subsequently, any amount received, net of additional costs directly attributable to the transaction, is included in shareholders’ equity.

Reserves

These are constituted and utilized according to the Corporate Law and the Company’s By-laws.

Distribution of dividends

The distribution of minimum compulsory dividends, calculated pursuant to the By-laws, is recognized as a liability at the end of each fiscal year. Any other amount to be distributed as interim dividends or payment of dividends exceeding the minimum compulsory amount is provided for only on the date when the additional distribution is approved by the shareholders in a General Meeting ..

w.

Revenue recognition

As a rule, revenues are only recognized to the extent that it is probable that the economic benefits from the transactions will flow to the Company and that their values can be measured reliably.

Revenues from services rendered

The principal service revenues derives from monthly subscription, the provision of separate voice, SMS and data services, and user packages combining these services, roaming charges and interconnection revenue. The revenues are recognized as the services are used, net of sales taxes and discounts granted on services. These revenues are recognized only when the amount of services rendered can be estimated reliably.

The revenues are recognized monthly via invoicing, and billable revenues between the billing date and the end of the month (unbilled) are identified, processed and recognized in the month in which the service was rendered. Calculations of unbilled revenues from the previous month are reversed out and unbilled provisions are calculated at each month end.

Interconnection traffic and roaming revenues are recorded separately, without offsetting the amounts owed to other telecom operators (the latter are accounted for as operating costs).

The minutes not used by customers in the prepaid service system are recorded as deferred revenues and allocated to income when these services are actually used by customers.

Revenues from product sales

Revenues from product sales (telephones, mini-modems, tablets and other equipment) are recognized when the significant risks and benefits of the ownership of such products are transferred to the buyer.

x.

New standards, changes and interpretations of standards not yet in force

The following new standards were issued by the IASB, but they are not in force for the year 2015. The early adoption of these standards, although encouraged by IASB, was not allowed in Brazil by CVM, based on CPC pronouncements.

IFRS 9

“Financial Instruments” deals with the classification, measurement and recognition of financial assets and liabilities. IFRS 9 was issued in November 2009 and October 2010 and replaces the parts of IAS 39 relating to the classification and measurement of financial instruments. IFRS 9 requires the classification of financial assets in two categories: (i) measured at fair value and (ii) measured at amortized cost. The determination is made at the initial recognition. The classification basis depends on the entity’s business model and on the contractual characteristics of the financial instruments’ cash flow. Regarding financial liabilities, the standard maintains the majority of the requirements set forth in IAS 39. The main change is that, in cases where the fair value option is adopted for financial liabilities, the portion of the change in fair value which is due to the entity’s own credit risk is recorded in other comprehensive income, not in the income statement, except when this would result in an accounting mismatch. The Group is assessing the overall impact of IFRS 9, which comes into force on January 1st, 2018 ..

IFRS 15

This new standard determines the concepts that an entity has to apply in revenue measurement and when it must be recognized. It was initially issued to come into effect on January 1st, 2017 and replace IAS 11 – “Construction Contracts”, IAS 18 – “Revenues” and related interpretations. The Management is assessing the impacts of its adoption and has not yet defined the transition method to be used. At July 22, 2015, IASB confirmed the postponement of the date of effectiveness of the new standard to January 1st, 2018. On September 11, 2015, IASB amended IFRS 15 to formalize the above postponement.

There are no other IFRS standards or IFRIC interpretations not yet in force that could have a significant impact to the Group.

5.

Critical judgment in the application of accounting policies

Accounting estimates and judgments are continuously reassessed. They are based on our historical experience and other factors such as expectations of future events considering the circumstances presented as at the base date of the quarterly information.

By definition, the accounting estimates resulting from such assumptions rarely equal the actual outcome. The estimates and assumptions that present significant risk to cause relevant adjustments in the book values of assets and liabilities for the next fiscal year are shown below:

(a)

Loss on impairment of non-financial assets

Losses from impairment take place when the book value of assets or cash generation units exceeds their recoverable value, which is considered as the fair value less costs to sell, or the value in use, whichever is greater. The calculation of the fair value less costs to sell is based on the information available from sale transactions involving similar assets or market prices, less the additional costs incurred to dispose of those assets. The value in use is based on the discounted cash flow model. Cash flows derive from the Company’s business plan for a period equivalent to the useful life of the asset being analyzed. Any reorganization activities to which the Company has not committed itself on the date on which the quarterly information is reported or any material future investments aimed at improving the asset base of the cash generation unit being tested is excluded for the purposes of the impairment test.

The recoverable value is sensitive to the discount rates used in the discounted cash flow method, as well as to the expected future cash receivables and the growth rate of revenue and expenses used for extrapolation purposes. Adverse economic conditions may lead to significant changes in these assumptions.

At December 31, 2014 and 2013, tangible and intangible assets were assessed for indications of impairment, and there was found to be no need for impairment testing. According to accounting standards, the goodwill in the Company and its subsidiaries was tested for impairment (see notes 17 and 18).

In the period ended September 30, 2015, there were no changes in estimates and premises presenting a significant risk, with the probability of causing a relevant adjustment in the accounting values of property, plant and equipment and intangible assets during this period.

(b)

 Asset retirement obligation (see note 26)

The estimated costs of dismantling towers and equipment on rented property are capitalized and depreciated over the useful life of the assets. The Company recognizes through estimates the present value of these costs and their depreciation period. These estimates involve projected dismantling costs, the average duration of the lease agreements and the discount rate to determine their present value. This estimate is sensible to a variety of economic conditions that may not be confirmed when the assets are actually dismantled.

(c)

Income tax and social contribution (current and deferred)

Income tax and social contribution (current and deferred) are calculated in accordance with prudent interpretations of the legislation currently in force. This process normally includes complex estimates in order to define the taxable income and deductible or taxable temporary differences. In particular, deferred tax assets on income tax and social contribution losses and temporary differences are recognized to the extent that it is probable that future taxable income will be available and can be offset. The recoverability of the deferred income tax on tax losses and temporary differences takes into account estimates of future taxable income and is based on conservative tax assumptions (see note 12).

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO QUARTERLY INFORMATION - Continuation
At September 30, 2015

(In thousands of Reais, unless otherwise indicated)

(d)

Allowance for doubtful accounts

The allowance for doubtful accounts is shown as a reduction from trade accounts receivable and is recorded based on the customer portfolio profile, the aging of past due accounts, the economic scenario, collection curve and the risks involved in each case, in an amount considered sufficient to reflect cover any possible losses on receivables (see note 8).

(e)

Provision for legal and administrative proceedings

Legal and administrative proceedings are analyzed by the Company’s management and internal and external legal advisors. The Company’s reviews take into account factors such as the hierarchy of laws, case law available, recent court decisions and their relevance in the legal order. Such reviews involve Management’s judgment (see note 25).

(f)

Fair value of derivatives and other financial instruments (see note 41)

Financial instruments presented at fair value in the balance sheet are measured using evaluation techniques that considers observable data or observable data derived from the market.

(g)

Unbilled revenues

Considering that some billing cut-off dates occur at intermediate dates within the months, at the end of each month there are revenues already incurred by the Company but not effectively billed to the customers. These unbilled revenues are recorded based on estimates which take into account historical data of usage, number of days since the last billing date, among other factors.

Cash and cash equivalents

	Parent Company		Consolidated

	09/2015	12/2014	09/2015	12/2014

Cash and banks	208	(164)	72,428	134,719
Financial investments:
CDB/Repurchase/DI Fund	50,706	43,619	4,336,022	5,098,273
	50,914	43,455	4,408,450	5,232,992

Bank Deposit Certificates (“CDB”) and Repurchases are nominative securities issued by banks and sold to the public as a means of raising funds. Such securities can be traded during the contracted period, at any time, without any significant loss of value and are used to repay short-term obligations of the Company.

The annual average return of the Company’s investments referring to CDBs, Repurchases and DI Fund, including those not classified as cash and cash equivalents, is 101.27% of the Interbank Deposit Certificate - CDI rate, equivalent to a profitability of 13.22% p.a. from January to September 2015.

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO QUARTERLY INFORMATION - Continuation
At September 30, 2015

(In thousands of Reais, unless otherwise indicated)

Securities

	Parent company		Consolidated

	09/2015	12/2014	09/2015	12/2014

CDB/Repurchases/DI Fund	-	98	-	41,149
Foreign exchange fund	-	-	420,654	-

Current portion	-	-	(420.654)	-
Non-current portion	-	98	-	41,149

The total investments classified as non-current were restricted for use by virtue of legal actions.

The foreign exchange fund has daily liquidity in order to follow the variations of the US Dollar, and is basically formed by highly liquid public securities. Taking into account all investments made during the period, the fund’s profitability up to the end of the quarter was 26%. The investment is intended to reduce foreign exchange risk on payments made to suppliers in foreign currency. As of September 30, 2015, the amount of R$36 million was assigned for hedge accounting transaction.

Trade accounts receivable

	Consolidated

	09/2015	12/2014

Billed services	1,048,668	1,021,573
Unbilled services	656,374	642,950
Network use	436,605	492,748
Sale of goods	1,203,194	1,780, 685
Other accounts receivable	2,383	2,924
	3,347,224	3,940,880

Allowance for doubtful accounts	(339,544)	(373,577)
	3,007,680	3,567,303

Current portion	(2,981,349)	(3,537,417)
Non-current portion	26,331	29,886

The fair value of accounts receivable is similar to the book value recorded at September 30, 2015 and December 31, 2014. The accounts receivable guarantees the total amount of BNDES borrowings and financings (see note 21).

Variation in the allowance of doubtful accounts is as follows:

	Consolidated

	09/2015	12/2014
	(9 months)	(12 months)
Opening balance	373,577	353,925

Provision recorded	179,288	248,576
Provision written-off	(213,321)	(228,924)

Closing balance	339,544	373,577

The aging of the accounts receivable is as follows:

	Consolidated
	09/2015	12/2014

Falling due	2,224,922	2,887,221
Past due for up to 30 days	229,677	161,726
Past due for up to 60 days	84,023	59,178
Past due for up to 90 days	402,592	385,012
Past due for more than 90 days	406,010	447,743

	3,347,224	3,940,880

Inventories

	Consolidated

	09/2015	12/2014

Handsets and tablets	137,982	237,164
Accessories and pre-paid cards	16,379	22,868
TIM chips	19,497	20,943
	173,858	280,975

Provision for adjustment to realizable amount	(13,145)	(16,942)
	160,713	264,033

The change in provision for adjustment to the realizable amount was as follows:

	Consolidated

	09/2015	12/2014
	(9 months)	(12 months)

Opening balance	16,942	15,540

Provision recorded	-	2,059
Provision written-off	(3,797)	(657)

Closing balance	13,145	16,942

Indirect taxes and contributions recoverable

	Consolidated

	09/2015	12/2014

ICMS	1,773,029	1,850,569
Others	32,147	9,064
	1,805,176	1,859,633

Current portion	(1,145,930)	(1,285,143)
Non-current portion	659,246	574,490

ICMS amounts recoverable basically refer to credits on the acquisition of property, plant and equipment directly related to the provision of telecommunication services (credits divided into 48 installments through the CIAP Book - “Control of ICMS Credits on Permanent Assets”), as well as to ICMS tax substitution amounts from goods acquired for resale, mainly mobile handsets, SIM Cards, tablets and modems sold by TIM Celular.

Direct taxes and contributions recoverable

	Parent company		Consolidated

	09/2015	12/2014	09/2015	12/2014

Income tax and social contribution	407	-	33,113	28,385
PIS/Cofins	20,185	20,185	232,950	309,186
Others	990	463	49,001	43,257
	21,582	20,648	315,064	380,828

Current portion	(21,582)	(20,648)	(290,681)	(357,482)
Non-current portion	-	-	24,383	23,346

The PIS/COFINS amounts recoverable refer to (i) credits arising from a judgment made final and unappealable involving the unconstitutionality of the expansion of the calculation base for these contributions pursuant to Law 9718, as well as (ii) credits regarding the purchase of inventories of goods for resale, basically handsets, tablets and modems.

Deferred income tax and social contribution

Deferred income tax and social contribution are calculated using the prevailing rates for each tax. As at September 30, 2015 and December 31, 2014, the prevailing rates were 25% for income tax and 9% for social contribution. They also take into account the tax incentives shown in note 36.

The amounts recorded are as follows:

	Parent company		Consolidated

	09/2015	12/2014	09/2015	12/2014

Deferred taxes – Liabilities

Deemed cost - Intelig	-	-	(123,374)	(129,206)
Amortized goodwill – TIM Fibers	-	-	(248,760)	(201,125)
Derivative financial instruments	-	-	(338,873)	(150,842)
Capitalized interest - 4G	-	-	(62,698)	-
	-	-	(773,705)	(481,173)

Deferred taxes – Assets

Tax losses	25,100	21,738	1,082,357	1,184,366
Social contribution losses	9,100	7,890	403,371	440,095
Temporary differences
Allowance for doubtful accounts	-	-	119,676	130,288
Provision for legal and administrative proceedings	1,265	1,225	145,500	138,151
Adjustment to present value - 3G license	-	-	15,435	16,892
Deferred tax on CPC adjustments
Depreciation related to asset retirement obligations	-	-	7,394	25,280
Monetary restatements related to asset retirement obligations	-	-	4,606	14,107
Capitalized interests	-	-	619	1,020
Authorization charges	-	-	774	1,934
Acquisition of stocks from minority shareholders	53,569	53,569	53,569	53,569
Business combination - Intelig acquisition	-	-	71,405	71,405
Lease of LT Amazonas Infrastructure	-	-	9,757	8,381
Effect of merger of TIM Fibers	-	-	812	940
Profit sharing	346	495	31,929	26,047
Taxes with suspended enforceability	-	-	12,872	12,872
Capitalized interests 4G	-	-	-	(4,310)
Others	-	-	11,909	(3,764)
	89,380	84,917	1,971,985	2,117,273
Provision for devaluation of tax assets (Intelig and TIM Participações)	(89,380)	(84,917)	(1,232,699)	(1,228,209)
	-	-	739,286	889,064

TIM Celular

TIM Celular has set up deferred income tax and social contribution assets on its total tax losses, social contribution losses and temporary differences, based on projected future taxable earnings.

Based on these projections, the subsidiary expects to recover the credits as follows:

Deferred income tax and social contribution

2015	61,078
2016	174,989
2017	206,312
Tax losses	442,379

Temporary differences	296,907

Total credits recoverable	739,286

The estimates for recovery of tax assets were calculated taking into account the financial and business assumptions available at the close of 2014. It is not necessary to discount the credits to their present values to show the credit recovery. Accordingly, no discount rates were used on this analysis. As mentioned in note 5, due to the uncertainties inherent in making estimates, these projections may not be confirmed in the future.

The subsidiary TIM Celular used credits related to tax losses carried forward and negative basis of social contribution in the amount of R$ 139,331 in the nine-month period ended September 30, 2015 (R$ 159,366 as at September 30, 2014).

Intelig

Based on estimates of future taxable income and taking into account tax losses and social contribution historical losses, Intelig believes that it currently does not meet the minimum requisites for recording deferred income tax and social contribution. Accordingly the subsidiary has maintained the provisions for the whole of these tax assets. At September 30, 2015, the total amount provided was R$ 1,143,319 (R$ 1,143,292 at December 31, 2014), of which R$ 1,009,149 refers to income tax losses and social contribution losses, while R$ 134,170 refers to temporary differences. Intelig’s liabilities show deferred income tax and social contribution amounting to R$ 123,374 (R$ 129,206 at December 31, 2014), from the adoption of deemed cost to the fixed assets on the date of the first adoption of IFRS.

TIM Participações S.A.

As it is a holding company, TIM Participações has no activities which could normally be offset by income tax losses, social contribution losses and temporary differences. At September 30, 2015 the provision for losses on these deferred tax assets amounted to R$ 89,380 (R$ 84,917 at December 31, 2014).

Prepaid expenses

	Consolidated

	09/2015	12/2014

Fistel (*)	257,190	-
Rentals and insurance	41,530	46,434
Advertising not released	56,900	225,423
Network swap (**)	39,860	46,417
Others	19,646	18,577
	415,126	336,851

Current portion	(358,982)	(266,264)
Non-current portion	56,144	70,587

(*) Fistel Rate amounting to R$1,028,760, paid in March 2015, refers to 2015 and is being amortized on a monthly basis according to its taxable event.

(**) On April 1st, 2010, the subsidiary Intelig and GVT entered into onerous reciprocal cession agreement of assignment of fiber optic infrastructure (network swap), in order to expand their respective areas at operation. Given the economic nature of the transaction, the amount was recognized in the current and non-current prepaid expenses account against a corresponding entry to deferred revenues (current and non-current). At September 30, 2015, the current balances were R$8,742 (R$8,742 at December 31, 2014) and the long-term balances were R$31,118 (R$37,675 at December 31, 2014). Both amounts are being appropriated to income in the same proportion over a period of 10 years.

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO QUARTERLY INFORMATION - Continuation
At September 30, 2015

(In thousands of Reais, unless otherwise indicated)

Judicial deposits

	Parent company		Consolidated

	09/2015	12/2014	09/2015	12/2014

Civil	9,089	11,209	362,659	392,270
Labor	55,885	53,127	397,290	347,673
Tax	1,399	1,295	262,511	245,966
Regulatory	-	-	108	108
Others	123	-	47,846	-

Non-current portion	66,496	65,631	1,070,414	986,017

Other assets

	Parent company		Consolidated

	09/2015	12/2014	09/2015	12/2014

Advances to suppliers	4,040	56	101,372	137,321
Advances to employees	104	50	22,139	4,253
Fiscal incentives	-	-	6,554	6,554
Rights receivable – TIM Celular	12,035	12,259	-	-
Other rights	370	378	80,070	45,816
	16,549	12,743	210,135	193,944

Current portion	(16,549)	(12,743)	(161,628)	(182,018)
Non-current portion	-	-	48,507	11,926

Investments - Parent company

(a)

Interest in subsidiaries

	09/2015
	TIM Celular	Intelig	Total

Number of shares held	38,254,833,561	3,279,157,266

Interest in total capital	100%	100%

Shareholders’ equity	15,713,519	1,008,421
Unrealized earnings	-	(1,359)
Adjusted shareholders’ equity	15,713,519	1,007,062

Net profit for the period	1,606,618	1,786
Unrealized earnings	-	606
Adjusted net profit for the period	1,606,618	2,392	1,609,010

Income from equity accounting	1,606,618	2,392	1,609,010

Investment amount	15,713,519	1,007,062	16,720,581

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO QUARTERLY INFORMATION - Continuation
At September 30, 2015

(In thousands of Reais, unless otherwise indicated)

	12/2014
	TIM Celular	Intelig	Total

Number of shares held	38,254,833,561	3,279,157,266

Interest in total capital	100%	100%

Shareholders’ equity	14,101,630	1,001,566
Unrealized earnings	-	(1,965)
Adjusted shareholders’ equity	14,101,630	999,601

Profit (loss) for the year	1,624,569	(46,188)
Unrealized earnings	-	807
Adjusted profit (loss) for the year	1,624,569	(45,381)	1,579,188

Income from equity accounting	1,624,569	(45,381)	1,579,188

Investment amount	14,101,630	999,601	15,101,231

(b)

Changes in investment in subsidiaries

	TIM Celular	Intelig	Total

Balance of investments at December 31, 201 3	13,340,411	1,044,847	14,385,258

Income from equity accounting	1,624,569	(45,381)	1,579,188
Stock options	4,681	135	4,816
Supplementary dividends	(482,486)	-	(482,486)
Allocation of dividends	(385,835)	-	(385,835)
Reflection of the supplement amount of post-employment benefit	290	-	290
Balance of investments at December 31, 2014	14,101,630	999,601	15,101,231

Income from equity accounting	1,606,618	2,392	1,609,010
Stock options	2,623	90	2,713
Cash flow hedge	2,648	4,979	7,627

Balance of investments at September 30, 2015	15,713,519	1,007,062	16,720,581

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO QUARTERLY INFORMATION - Continuation
At September 30, 2015

(In thousands of Reais, unless otherwise indicated)

Property, Plant and Equipment

(a)

Changes in property, plant and equipment

	Consolidated
	Balance at 12/2014	Additions	Write-offs	Transfers	Balance at 09/2015
Cost of property, plant and equipment, gross
Commutation / transmission equipment	15,352,349	-	(652,710)	1,320,175	16,019,814
Fiber optic cables	517,647	-	(720)	49,840	566,767
Borrowinged handsets	1,800,938	-	(15,515)	126,562	1,911,985
Infrastructure	4,391,570	1,206,963	(1,152,850)	403,650	4,849,333
Informatics assets	1,468,792	11	(8,493)	37,683	1,497,993
General use assets	613,588	-	(7,159)	29,662	636,091
Land	40,451	-	-	343	40,794
Construction in progress	671,845	1,822,318	-	(1,967,915)	526,248

Total property, plant and equipment, gross	24,857,180	3,029,292	(1,837,447)	-	26,049,025

Accumulated depreciation
Commutation/transmission equipment	(10,140,317)	(886,041)	616,170	-	(10,410,188)
Fiber optic cables	(161,975)	(28,253)	70	-	(190,158)
Borrowinged handsets	(1,673,641)	(88,337)	5,969	-	(1,756,009)
Infrastructure	(2,327,097)	(272,053)	789,177	(3)	(1,809,976)
Informatics assets	(1,234,678)	(62,474)	8,493	-	(1,288,659)
General use assets	(404,543)	(32,393)	6,951	3	(429,982)

Total accumulated depreciation	(15,942,251)	(1,369,551)	1,426,830	-	(15,884,972)

Property, plant and equipment, net
Commutation / transmission equipment	5,212,032	(886,041)	(36,540)	1,320,175	5,609,626
Fiber optic cables	355,672	(28,253)	(650)	49,840	376,609
Borrowinged handsets	127,297	(88,337)	(9,546)	126,562	155,976
Infrastructure	2,064,473	934,910	(363,673)	403,647	3,039,357
Informatics assets	234,114	(62,463)	-	37,683	209,334
General use assets	209,045	(32,393)	(208)	29,665	206,109
Land	40,451	-	-	343	40,794
Construction in progress	671,845	1,822,318	-	(1,967,915)	526,248

	8,914,929	1,659,741	(410,617)	-	10,164,053

The amounts consolidated in the period include a total effect of R$414,379 ( R$306,656 – 1st tranche and R$107,723 – 2nd tranche) arising from the net write-off related to the sale of towers and an addition in the amount of R$ 1,206,963 (R$ 976,544 – 1st tranche and R$230,419 – 2nd tranche) related to the amount of the assets leased as referred to above (sale and leaseback).

(b)

Depreciation rates

Annual rate %
Commutation / transmission equipment	8 to 14.29
Fiber optic cables	4 to 10
Borrowinged handsets	50
Infrastructure	4 to 10
Informatics assets	20
General use assets	4 to 10

In 2014, pursuant to IAS 16 (CPC 27), approved by CVM Deliberation, the Company and its subsidiaries assessed the useful life estimates for their property, plant and equipment, concluding that there was no significant change or alteration to the circumstances on which the estimates had been based that would justify changes to the useful lives currently in use. To determine the useful life of the assets, the Company considers the type of the asset, also in conjunction with the way it is used and the conditions to which the asset is submitted during its use.

Intangible assets

The amounts of the SMP authorizations and radio frequency right to use, as well as software, goodwill and other items, were recorded as follows:

	Consolidated
	Balance at 12/2014	Additions	Transfer	Write-offs	Capitalized Interests	Balance at 09/2015
Cost of intangible assets, gross
Software rights to use	11,502,962	-	1,169,861	(15,894)	-	12,656,929
Authorizations	5,078,310	58,431	28,798	-	-	5,165,539
Goodwill	1,527,219	-	-	-	-	1,527,219
List of clients	95,200	-	-	-	-	95,200
Right to use infrastructure LT Amazonas	198,202	-	-	-	-	198,202
Other assets	164,182	-	2,943	-	-	167,125
Intangible assets in development	2,954,175	1,342,771	(1,201,602)	-	197,401	3,292,745

Intangible assets, gross	21,520,250	1,401,202	-	(15,894)	197,401	23,102,959

Accumulated amortization
Software rights to use	(8,477,702)	(837,022)	2,877	15,587	-	(9,296,260)
Authorizations	(3,614,957)	(259,897)	(2,877)	-	-	(3,877,731)
List of clients	(53,200)	(12,600)	-	-	-	(65,800)
Right to use infrastructure LT Amazonas	(12,802)	(7,432)	-	-	-	(20,234)
Other assets	(38,955)	(6,625)	-	-	-	(45,580)
Total accumulated amortization	(12,197,616)	(1,123,576)	-	15, 587	-	(13,305,605)

Intangible assets, net
Software rights to use	3,025,260	(837,022)	1,172,738	(307)	-	3,360,669
Authorizations	1,463,353	(201,466)	25,921	-	-	1,287,808
Goodwill (b)	1,527,219	-	-		-	1,527,219
List of clients (c)	42,000	(12,600)	-	-	-	29,400
Right to use infrastructure LT Amazonas (d)	185,400	(7,432)	-	-	-	177,968
Other assets	125,227	(6,625)	2,943	-	-	121,545
Intangible assets in development (e)	2,954,175	1,342,771	(1,201,602)	-	197,401	3,292,745
Intangible assets, net	9,322,634	277,626	-	(307)	197,401	9,797,354

(a)

Amortization rates

Annual rate - %

Software rights to use	20
Authorizations	5 to 50
Customer list	17.65
Right to use infrastructure - LT Amazonas	5
Other assets	20

(b) Goodwill from previous years

(b.1) Intelig´s acquisition

During the year ended December 31, 2009, as a result of having valued at fair value the identifiable assets acquired and the liabilities assumed from Intelig on the acquisition date, the fair value of net assets acquired amounted to R$529,714. Accordingly the amount paid for acquiring Intelig amounting to R$739,729 at December 30, 2009 was R$210,015 higher than the fair value of the net assets acquired. This surplus amount was allocated as goodwill and is represented by/based on the Company’s expected future earnings. As required for all goodwill, its recoverability is tested annually through an impairment test.

At December 31, 2014, the Company used the value in use method to perform the impairment test, using the following assumptions:

•

Intelig’s network is fundamental for the Group’s business development, allowing and supporting the development of the current and new service offers as well as creating a significant leased lines’ cost reduction. To determine the cost savings related to the leased lines, the Company used the market prices of circuit rents, taking into consideration also their locations. The present value of these potential rents are deducted from the net value of Intelig’s fixed and intangible assets at December 31, 2014;

•

the projection of Intelig’s network maintenance and operation costs was based on the Company’s expected inflation rate (5.2% p.a.) which is consistent with the projections prepared by market participants;

•

the term used for the impairment test was 12 years, consistent with the average useful life of Intelig’s network assets; and

•

the discount rate applied over the projected cash flows was 12.32% p.a.

The results of the test held at December 31st, 2014 indicated that there was no need of impairment to be recorded.

At September 30, 2015 the Company revised the impairment indicators and did not identify any need to revise the impairment test in the period.

(b.2)

Goodwill arising from TIM Fiber SP and TIM Fiber RJ acquisitions

TIM Celular acquired, at the end of 2011, Eletropaulo Telecomunicações Ltda. (which, subsequently, had its trade name changed to TIM Fiber SP Ltda. – “TIM Fiber SP”) and AES Communications Rio de Janeiro S.A. (which, subsequently, had its trade name changed to TIM Fiber RJ S.A. – “TIM Fiber RJ”). These companies were SCM providers in the main municipalities of the Greater São Paulo and Greater Rio de Janeiro areas, respectively. The objective of these acquisitions was to allow the Company to expand its operations in high-speed data communications, enabling the offer of new products to its customers and the reduction of the cost of rental of infrastructure, as well as achieve other important synergies related to the fiber optic network.

TIM Fiber SP Ltda. and TIM Fiber RJ. S.A. were merged into TIM Celular S.A. on August 29, 2012.

The subsidiary TIM Celular recorded the goodwill allocation related to the purchase of the companies TIM Fiber SP and TIM Fiber RJ, at the end of the process of the purchase price allocation, at the amount of R$1,159,648. One of the items that supports the goodwill related to these transactions is the future profitability of the operation from the residential broadband business. The impairment test of goodwill considered this CGU and the value in use methodology. The following assumptions were taken into consideration:

•

Growth percentages in the client base, aligned with the Company’s business plans;

•

Increase in provided service revenues due to the mix of granted speed performance and the option voice over IP;

•

Projections of operation and maintenance costs considering the growth in the client base, eventual scale gains and inflation effects. The Company’s expected inflation rate for the operating expenditures of Fiber (5.2% p.a.) is aligned with the projections prepared by the main market participants;

•

Considering that the business has an indefinite life, as from the 11th year, it was estimated a perpetuity with a nominal growth in cash flows of 3% p.a.; and

•

The discount rate for the future cash flows was 13.25% p.a.

It is important to emphasize that the network synergies from the formers TIM Fibers (leased line savings, like it occurs in the case of Intelig network) also support the future profitability regarding the goodwill from the acquisition of these companies. Bearing in mind that the cash flows relating to residential broadband are already sufficient to support the goodwill registered, the Company did not extend its impairment test to calculate the value in use of the network synergies. If necessary, these synergies can also be taken into account in the annual impairment tests ..

The result of these impairment tests performed in December 31, 2014 showed no evidence of the need to provide for losses.

At September 30, 2015 the Company revised the impairment indicators and did not identify any need to revise the impairment test in the period.

 (b.3)

Acquisition of minority interests of TIM Sul and TIM Nordeste

In 2005, the Company acquired all the shares of the minority shareholders of TIM Sul and TIM Nordeste, in exchange for shares issued by TIM Participações S.A., converting these companies in wholly-owned subsidiaries. At that time, the transaction was recorded at the book value of those shares in the financial statements, with no goodwill being recorded for the difference in market value between the shares traded. For the purposes of the initial adoption of IFRS in 2010, the Company opted to apply the exemption permitted under IFRS 1, recording goodwill of R$157,556, which was ascertained when the financial statements according to IFRS were prepared for the Company’s parent company in 2005.

The Group´s combined estimates (that includes landline and mobile telephone services, broadband business, leased lines, etc) adjusted to the present value, indicate that there is no need for constitution of impairment provision. The assumptions used for these estimates were detailed above.

(c)

List of clients

As part of the purchase price allocation process involving the acquisitions of TIM Fiber SP Ltda. and TIM Fiber RJ S.A., contractual rights were identified for the companies acquired to provide future services. These contractual rights were evaluated at their fair value on the acquisition date and are being amortized in accordance with their estimated useful life on the same date.

(d)

Right to use of infrastructure - LT Amazonas

Subsidiary TIM Celular signed agreements for the right to use infrastructure with companies that operate electric power transmission lines in Northern Brazil. Such agreements fall within the scope of ICPC 3 (IFRIC 4) and are classified as financial leases.

Additionally TIM Celular entered into network infrastructure sharing contracts with Telefónica Brasil S.A. also in the Northern region. In these contracts, both operators optimize resources and reduce their operational costs.

 (e)

Auction and payment of 700 MHz 4G License

On September 30, 2014, TIM Celular purchased Lot 2 in the Auction of the 700 MHz band in the amount of R$1,739 million. In December 2014, the Company paid R$1,678 million. The balance remaining of R$61 million, was recorded as a debt, as set forth in the call notice.

TIM Celular is challenging the remaining balance with Anatel, which is subject to interest rates (1% p.m.) and monetary restatement by the IGP-DI, and these amounts are capitalized by the Company. The impacts on the balance for the period ended September 30, 2015 were of R$5,744 (R$468 in December 2014) of interest and R$4,348 (R$719 in December 2014) of monetary restatement.

Additionally, as set forth on the call notice the Company will bear the costs regarding the cleaning of the frequency band purchased. The nominal due amount by the Company regarding the cleaning of the 700 MHZ frequency of the lot purchased is R$904 million. The Company has also an additional cost of R$295 million related to the portion that has not been bought in the auction and that was subsequently splited by Anatel among the companies that won the auction of, totaling R$1,199 million to be paid related to this costs.

In order to perform the activities for cleaning the spectrum, TIM, together with other companies that won the auction constituted in March 2015 a managing entity, named “EAD”. On a yearly basis, from 2015 to 2018, TIM, as the other companies that won the auction, will disburse amounts, according to the timetable established in the public notice, to afford, by means of the EAD, with the costs related to this cleaning activities. As the amount payable of R$1,199 million relates to a long-term obligation, it was reduced in R$47 million from the application of the present value adjustments (“AVP”). Monthly, AVP interests are recognized, as well as there are monetary restatements based on the IGP-DI index. During the period ended September 30, 2015, the impact generated by the appropriation of AVP interest was R$19,928 (R$2,068 in December 2014), while the impact from monetary restatement was R$53,191 (R$10,466 in December 2014).

As at April 9, 2015, the first payment in the amount of R$370,379 was made to EAD.

The licenses mentioned above were considered qualifying asset. Consequently, the finance charges on funds that are raised without a specific destination, used to obtain a qualifying asset, are capitalized at an average rate of 13.26% from the borrowings and financings that are active in the period. The amount capitalized at the period ended September 30, 2015 was R$171,729 (R$12,677 in December 2014).

Leasing

Assets

	Consolidated
	09/2015	12/2014

LT Amazonas	198,764	195,036
	198,764	195,036

Current portion	(1,881)	(1,525)
Non-current portion	196,883	193,511

LT Amazonas

As a result of the agreement entered into with LT Amazonas, the subsidiary TIM Celular entered into network infrastructure sharing agreements with Telefónica Brasil S.A. In these agreements, TIM Celular and Telefónica Brasil S.A. share investments in the Northern region of Brazil. The subsidiary has receivables against Telefónica Brasil S.A. that have to be paid on a monthly basis for a period of 20 years. These amounts are annually restated by IPC-A. The consolidated nominal amount of future installments receivable by TIM Celular is R$374,818.

The table below includes the schedule of cash receipts of the agreement entered into with Telefónica Brasil S.A. regarding the LT Amazonas Project. The amounts represent the cash receipts estimated in the signed agreements and are stated at their nominal amount. It must be mentioned that these balances differ from those recorded in the accounting books, where amounts are recorded at present value:

Nominal amounts

Until September 2016	22,089
From October 2016 to September 2020	80,832
From October 2020 onwards	271,897
374,818

The present value of installments receivable is R$ 198,764 (R$195,036 in 2014), of which R$185,558 of principal and R$ 13,206 of interest accrued until September 30, 2015. It was estimated on the date of execution of agreements entered into with the transmission companies, projecting future cash receipts based on an inflation rate of 5.22%, discounted at 12.56%.

Liabilities

	Consolidated
	09/2015	12/2014

LT Amazonas	337,899	329,669
Sale of Towers	1,227,760	-
	1,565,659	329,669

Current portion	(25,819)	(3,642)
Non-current portion	1,539,840	326,027

i) LT Amazonas

Subsidiary TIM Celular executed agreements for the right to use infrastructure with companies that operate electric power transmission lines in Northern Brazil (“LT Amazonas”). The terms of these agreements are for 20 years, counted as from the date the assets are ready to operate. The contracts provide for monthly payments to the electric power transmission companies, annually restated by IPC-A.

The table below presents the future payments schedule for the agreements in force related to the LT Amazonas Project. These amounts represent the estimated disbursements under the agreements executed with the distributors and are shown at their nominal amount. It is important to stress that these balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value :

Nominal amount

Until September 2016	42,074
From October 2016 until September 2020	148,211
From October 2020 onwards	497,755
688,040

The consolidated nominal value of future installments due by TIM Celular is R$ 688,040 .. Its present value is R$ 337,899 (R$329,669 in 2014), that is composed by R$313,001 of principal and R$ 24,898 of interest accrued until September 30, 2015 and was estimated on the date the agreements were signed with the transmission companies by projecting future payments at an inflation rate of 5.22% and discounting these at 14.44%. Additionally, the amount of the right of use of LT Amazonas also considers R$70,759 related to investments in property, plant and equipment made by TIM Celular and subsequently donated to the electric power transmission companies. These donations were already included in the contract signed by the parties.

ii) Sale and Leaseback of Towers

As a result of the tower lease agreements (MLA), TIM Celular agreed to lease part of the infrastructure space existing on the same towers for a period of 20 years to be counted as from the date of transfer of each tower. The agreements provide for monthly lease amounts according to the type of tower (greenfield and rooftop), annually restated by the IGP-M index.

The table below includes the schedule of payments of the agreement in force regarding the MLA. The amounts represent the disbursements estimated in the agreement signed with ATC and are stated at their nominal amount. It must be mentioned that these balances differ from those recorded in the accounting books, where amounts are recorded at present value:

Nominal amount

Until September 2016	153,921
From October 2016 to September 2020	532,496
From October 2020 onwards	1,942,175
2,628,592

The consolidated nominal amount of the sum of future installments payable by TIM Celular is R$2,628,592. Their present value is R$ 1,227,760 , of which R$ 1,206,963 of principal and R$ 20,797 of interest accrued until September 2015. These amounts above were calculated and estimated on the date of execution of the agreement, projecting future payments based on an inflation rate of 5% and discounted at i) 14.39% for the amount disbursed in April 2015, and 17.08% for the amount disbursed in September 2015.

Suppliers

	Parent Company		Consolidated

	09/2015	12/2014	09/2015	12/2014

Local currency
Suppliers of materials and services	1,627	1,218	3,063,220	5,083,718
Interconnection (a)	-	-	62,976	154,641
Roaming (b)	-	-	1,068	635
Co-billing (c)	-	-	72,091	56,388
	1,627	1,218	3,199,355	5,295,382

Foreign currency
Suppliers of materials and services	396	-	75,739	82,780
Interconnection (a)	-	-	-	323
Roaming (b)	-	-	26,498	23,719
	396	-	102,237	106,822

Current portion	2,023	1,218	3,301,592	5,402,204

(a)

This refers to the use of the networks of other landline and mobile telephone operators, when calls are initiated from TIM’s network and ending in the network of other operators.

(b)

This refers to calls made by customers outside their registration area, who are therefore considered visitors in the other network.

(c)

This refers to calls made by a customer who chooses another long-distance operator.

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO QUARTERLY INFORMATION - Continuation
At September 30, 2015

(In thousands of Reais, unless otherwise indicated)

Borrowings and financing

					Consolidated
			Maturity
Description	Currency	Charges	date	Collateral	09/2015	12/2014
BNDES	URTJLP	TJLP to TJLP + 3.62% p.a.	Jul/17 to Jul/22	Secured by TIM Part. and receivables from TIM Celular	2,215,609	2,522,781

BNDES	UMIPCA	UMIPCA + 2.62% p.a.	Jul/17	Secured by TIM Part. and receivables from TIM Celular	65,111	92,939

BNDES	UM143	SELIC + 2.52%	Jul/22	Secured by TIM Part. and receivables from TIM Celular	1,000,533	913,208

BNDES (PSI)	R$	2.50% to 4.50% p.a.	Jul/18 to Jan/21	Secured by TIM Part. and receivables from TIM Celular	344,454	386,420

BNB	R$	10.00% p.a.	Jan/16	Bank surety and security by TIM Part.	3,681	11,966
Banco do Brasil (CCB)	R$	106.50% of CDI	Sep/15 to Dec/15	-		413,458
Banco BNP Paribas	USD	Libor 6M + 2.53% p.a.	Dec/17	Security by TIM Part.	239,660	190,841
Banco Europeu de Investimento (BEI)	USD	Libor 6M + 0.57% to 1.32% p.a.	Sep/16 to Feb/20	Bank surety and security by TIM Part.	1,888,537	1,264,463
Bank of America (Res. 4131)	USD	Libor 3M + 1.35% p.a.	Sep/16	-	476,226	318,387
KFW	USD	Libor 6M+ 1.35% p.a.	Apr/19	Security by TIM Part.	356,039	266,509
JP Morgan (Res. 4131)	USD	1.73% p.a.	Sep/15	-	-	133,448
Cisco Capital	USD	1.80% p.a.	Sep/18 to Nov/19	-	299,385	239,999
Total					6,889,235	6,754,419

Current					(1,873,274)	1,281,554
Non-current					5,015,961	5,472,865

The parent company TIM Participações does not have borrowings or financing at September 30, 2015.

The foreign currency borrowing taken out with Banco BNP Paribas and the financing obtained by TIM Celular signed with BNDES, were obtained to expand the mobile telephone network, and they have restrictive clauses that require compliance with certain financial ratios that are calculated on a half-yearly basis (“covenants”). The subsidiary TIM Celular has been complying with all covenants.

In December 2013, TIM Celular entered into a financing agreement with BNDES in the total amount of R$5,700 million, to finance investments in network and information technology in the years 2014, 2015 and 2016. The total amount contracted with the BNDES is divided as follows: i) R$2,402 million at a cost of TJLP + 2.52% and a total term of 8 years; ii) 2,636 million at a cost of SELIC + 2.52% and a total term of 8 years; iii) R$428 million at a cost of 3.50% p.a. and a total term of 7 years (regarding PSI line); iv) R$189 million at a cost of TJLP + 1.42% and a total term of 8 years; and v) R$45 million at a cost of TJLP and a total term of 8 years.

In April 2014, TIM Celular received the first release of this line in the amount of R$1,749 million, of which i) R$770 million at a cost of TJLP + 2.52%; ii) R$845.5 million at a cost of SELIC + 2.52%; iii) 4.5 million at a cost of TJLP and; iv) 129 million at a fixed cost of 3.5% p.a. (PSI).

In December 2014, TIM Celular made the second withdrawal from BNDES in the amount of R$12 million, at TJLP cost and total term of 8 years.

The transactions related to the PSI credit lines qualify within the scope of IAS 20 (CPC 07 – R1, approved by CVM Resolution) – Accounting for Government Grants and Disclosures of Government Assistance. Therefore, using the effective interest rate method defined in IAS 39 (CPC 38, approved by CVM Resolution) - Financial Instruments: Recognition and Measurement, a comparison was made between (i) the total debt amount calculated using the rates set forth in the agreement and (ii) the total debt amount calculated using market rates (fair value). The balance at September 30, 2015, corresponding to the adjustment of the subsidy granted by the BNDES for all the PSI lines is approximately R$78 million. This amount was recorded in the “Deferred Revenues” group of accounts under “Government Grants” and is deferred for the useful life of the asset being financed and periodically taken to the income as “Other Subsidies Revenue”.

In April 2014, TIM Celular entered into a credit agreement with KFW Bank in the amount of USD 100 million. Simultaneously, a forward swap transaction was contracted in advance in order to eliminate any exchange rate variation. The cost of this transaction after factoring in the swap was 102.5% of the CDI rate with a final term of 4.5 years. The disbursement regarding this transaction was made in October 2014.

In September and December 2014, the Company entered into the amendments to the Bank Credit Certificates (Cédulas de Crédito Bancário, or CCBs) existing with Banco do Brasil in the amount of R$150 million each (totaling R$300 million), extending for one more year the maturities originally agreed for September and December 2014.

In July 2015, TIM Celular made an early settlement of the CCBs existing with Banco do Brasil in the total amount of R$300 million at a cost of 106.5% of the CDI. This early settlement occurred on July 1, 2015 and aimed at the efficient management of the Company’s indebtedness through the payment of its more expensive debts.

In October 2014, TIM Celular entered into a new financing agreement with Cisco Systems Capital, in the amount of USD50 million. Simultaneously, a forward swap was contracted in advance in order to protect against any exchange rate variation. The cost of this transaction after the contracting of the swap was 91.9% of CDI with final term of 5 years. The disbursement regarding this transaction was made in November 2014.

In the nine-month period ended September 30, 2015, no new borrowings and/or financings were contracted by the company or any of its subsidiaries.

The subsidiary TIM Celular engages into swap transactions to fully protect itself against any devaluation of the Brazilian currency vis-à-vis the US Dollar in borrowing and financing transactions. Nevertheless, this is not subject to “hedge accounting”.

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO QUARTERLY INFORMATION - Continuation
At September 30, 2015

(In thousands of Reais, unless otherwise indicated)

The long-term portions of borrowings and financing at September 30, 2015 mature as follows:

Consolidated

2016	627,960
2017	1,075,475
2018	878,895
2019	1,221,291
2020 onwards	1,212,340
5,015,961

Fair value of the borrowings

In Brazil there is no consolidated long-term debt market with the characteristics of the BNDES and BNB facilities. In addition to the returns on long-term debt, the institutions take into account the social benefits of each project for which financing is granted. For the purpose of our analysis of fair value, given the absence of a similar market and the requirement that the projects address governmental interests, the fair value of the borrowing is usually taken to be that shown in the accounting records.

The PSI credit lines, obtained from BNDES, refer to specific programs of this institution and have interest rates lower than those used in ordinary BNDES operations. As mentioned, these credit lines qualify for IAS 20 (CPC 07-R1, approved by CVM Resolution). The PSI credit lines are recorded at their fair value at the withdrawal date and the fair value is calculated considering the CDI rate at the withdrawal date. If the fair value was calculated as at September 30, 2015, the PSI credit lines would have an amount lower than that presented in the quarterly information by approximately R$24 million.

A further transaction with extremely specific features is the borrowing obtained with BNP. This is secured by SACE, an Italian insurance company, which also operates as a development institution. Given the features of the transaction, we believe that its fair value is equal to that shown on the Company’s balance sheet.

Regarding the funds raised with Bank of America, Cisco Capital, and KFW, current market conditions do not indicate the existence of any factor that might lead to a different fair value for these transactions to that shown in the accounting records.

After applying the evaluation criterion that takes into account the characteristics of similar transactions, the Company identified differences between the fair and book values of the funds raised from the European Investment Bank (“BEI”). The fair value of the transaction is approximately R$4 million less than the accounting balance.

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO QUARTERLY INFORMATION - Continuation
At September 30, 2015

(In thousands of Reais, unless otherwise indicated)

Indirect taxes, fees and contributions payable

	Parent company		Consolidated

	09/2015	12/2014	09/2015	12/2014

ICMS	-	-	439,013	561,845
ANATEL taxes and fees	-	-	20,693	35,627
ISS	155	35	38,794	38,776
Others	17	190	6,147	9,742
	172	225	504,647	645,990

Current portion	(172)	(225)	(504,547)	(645,896)
Non-current portion	-	-	100	94

Direct taxes, fees and contributions payable

	Parent company		Consolidated

	09/2015	12/2014	09/2015	12/2014

Income tax and social contribution	-	-	214,771	267,030
PIS/COFINS	34	-	62,236	71,836
Others (*)	7	14	52,050	52,472
	41	14	329,057	391,338

Current portion	(41)	(14)	(89,429)	(162,311)
Non-current portion	-	-	239,628	229,027

(*) Refers basically to the subsidiary TIM Celular, which, in 2009, joined the REFIS program - a federal fiscal program that permits the Companies to refinance liabilities arrears on federal taxes (PIS, Cofins, IR and CSL) in installments.

Deferred revenues

	Consolidated

	09/2015		12/2014

Prepaid services to be provided (1)	360,041		393,585
Government grants (2)	78,293		92,295
Network swap (3)	39,860	4	46,417
Anticipated receipts	27,595		33,150
Deferred receipt for sale of towers (4)	971,713		-
	1,477,502		565,447

Current portion	(443,717)		(427,862)
Non-current portion	1,033,785		137,585

(1)

This refers to minutes not used by customers of pre-paid system services, which are appropriated to income when customers actually use these services.

(2)

Refers to funds withdraw released under the credit facility from the BNDES Investment Sustainability Program (BNDES PSI), up to September 2015, the amount disbursed totaled R$602,500 (R$602,500 at December 31, 2014). This transaction is classified within the scope of IAS 20 (CPC 07-R1 - Accounting for Government Grants and Disclosures of Government Assistance, approved by CVM Resolution). The total sum of the subsidies granted by the BNDES to date was R$130,688. This amount is being amortized according to the useful life of the asset being financed and appropriated to the “Other (expenses) revenues, net” group (note 33).

(3)

Refers mainly to the transfer of onerous reciprocal cession contracts for infrastructure of fiber optics (note 13).

(4)

Refers to the net balance of residual amounts from the disposal of towers which will be transferred to income upon the fulfillment of the conditions for accounting recognition (note 1.b).

Provision for legal and administrative proceedings

The Company and its subsidiaries are parties to legal and administrative proceedings on civil, labor, tax and regulatory areas which arise in the normal course of their business. Provisions are set up whenever Management, based on the opinion of its legal advisors, concludes that there is a probable risk of loss.

The provision set up for legal and administrative proceedings is made up as follows:

	Parent company		Consolidated

	09/2015	12/2014	09/2015	12/2014

Civil (a)	-	-	106,854	103,303
Labor (b)	3,720	3,103	66,942	62,947
Tax (c)	-	-	225,146	194,845
Regulatory (d)	-	500	29,181	45,414
	3,720	3,603	428,123	406,509

The changes in the provision for legal and administrative proceedings is summarized as follows:

	12/2014	Additions, net of reversals	Payments	Monetary restatement	09/2015

Civil (a)	103,303	234,511	(274,128)	43,168	106,854
Labor (b)	62,947	5,963	(2,711)	743	66,942
Tax (c)	194,845	17,134	(1,508)	14,675	225,146
Regulatory (d)	45,414	191	(18,723)	2,299	29,181
	406,509	257,799	(297,070)	60,885	428,123

(a)

Civil proceedings

The Company and its subsidiaries are subject to various legal and administrative proceedings filed against them by consumers, suppliers, service providers and consumer protection agencies, in connection with a number of issues that arise in the regular course of business of the entities. Management analyzes each legal or administrative proceeding with the aim of reaching a conclusion in relation to any particular contingency, classifying it as representing a probable, possible or remote risk of loss. This assessment made by management is based upon the opinion of lawyers who are hired to deal with such cases. Such assessment is regularly reviewed, and can be changed over the course of the proceedings, in light of new facts or events, such as changes in case law. Below, we present the main lawsuits for which a provision has been recorded:

a.1.

Consumer lawsuits

The subsidiaries are parties to lawsuits which refer to claims that have been filed by consumers at the legal and administrative levels. These lawsuits relate to questions regarding the relationship between the subsidiaries and their clients, amounting to R$ 62,888 (R$66,531 as of December 31, 2014). The principal reasons for these lawsuits are, among others, alleged undue billing, contract cancellation, service quality, deficiencies and failures in equipment delivery, and unjustified inclusion in credit protection services.

a.2.

Procon and Public Prosecutor’s Office

TIM is a party to court and administrative lawsuits filed by the Public Prosecutor’s Office and Procon (Consumer Protection Agency) arising from consumer complaints that include, among others (i) alleged failure in the provision of network services; (ii) alleged sales of products tied to services; (iii) challenges about the quality of client assistance; (iv) alleged violation of SAC Decree; (v) alleged violation of agreements; (vi) alleged false advertising; and (vii) discussion about the charging of loyalty fine in cases of theft of handset. The amounts involved total R$4,318 (R$3,743 as of December 31, 2014).

a.3. Former trade partners

TIM is a defendant in lawsuits filed by former trade partners that claim, among others, amounts on the basis of alleged non-compliance with agreements. The amounts involved total R$18,859 (R$14,918 as of December 31, 2014).

a.4 Others

TIM is a defendant in other non-consumer lawsuits filed by different agents to challenge, among other: (i) renewal of lease agreements; (ii) share subscription; (iii) indemnities; (iv) alleged non-compliance with agreements; and (v) collection suit. The amounts involved total R$17,117 (R$12,709 as of December 31, 2014)

a.5 Social and environmental, and infrastructure

a.5.1 Lawsuits regarding Licensing

The subsidiaries are parties to lawsuits involving different agents that challenge several licensing aspects, such as (i) Environmental licensing; and (ii) Structure licensing (installation/operation). The amounts involved total R$3,536 (R$4,276 as of December 31, 2014).

a.5.2 Others

The subsidiaries are parties to other lawsuits essentially related to infrastructure, environmental regulations, or cases of breach of confidentiality (Criminal/Civil), involving several agents and discussing among other: (i) electromagnetic radiation emitted by telecom structures; (ii) renewal of agreements on leasing of land for installation of sites; (iii) eviction of land leased for installation of sites; and (iv) presentation of record data. The amounts involved total R$136 (R$1,126 as of December 31, 2014).

(b)

Labor claims

These refer both to claims filed by former employees, in relation to matters such as salary differences, wage parity, payments of variable compensation/commissions, additional legal payments, overtime and other provisions established during the period prior to privatization, as well as by former employees of service providers who, in accordance with the labor legislation in force, have filed claims against the Company and/or its subsidiaries on the grounds that they are responsible for labor related obligations that were not satisfied by the service provider companies.

Out of the 1,147 labor claims at September 30, 2015 (1,072 at December 31, 2014) filed against the Company and its subsidiaries, most of them relate to claims that involve former employees of service providers.

Another significant portion of the existing provisions relates to the organizational restructuring processes, especially the closure of the Client Relationship Centers (call centers) in Fortaleza, Salvador and Belo Horizonte, which resulted in the termination of some 800 in-house staff and outsourced personnel. At September 30, 2015, the provision for these cases amounts to R$9,890 (R$15,235 at December 31, 2014).

(c)

Tax proceedings

The Company and its subsidiaries have tax assessments in which our external legal counsel consider the risk of loss as probable. Most of these assessments refer to one-off operational issues where some supporting documentation required has not yet been complied with in full as of the date of this positioning, or where formal procedures have not been strictly observed.

The total provision recorded is substantially composed by the following proceedings:

In the case of federal taxes, a provision for TIM Celular has been made for nine cases referring to questionings regarding the taxes levied on CIDE, CPMF, CSLL, IRRF transactions, and spontaneous confession of the fine on FUST payment, currently totaling R$ 46,801 (R$32,801 as of December 31, 2014) .. From these cases, the main amounts relate to court actions in which TIM intends to have the right not to pay for the CPMF allegedly due to simultaneous purchase and sale transactions of foreign currency and change of accountholder as result of merger. The updated amounts provided currently total R$30,876, as well as the amount regarding the fine and interest on FUST contribution for the year 2009, where the benefit of spontaneous confession is not been taken into account. The updated amount provisioned is R$11,223.

The provision for Intelig regarding federal taxes has been accounted for five cases of dismissal of federal tax offsetting with IRPJ negative balance and using the CSLL for periods before the offsettings, currently totaling R$ 5,769 (R$843 as of December 31, 2014) ..

Regarding state lawsuits, the provision recorded for TIM Celular includes the total updated amount of R$ 54,849 (R$45,478 as of December 31, 2014). This total includes the amounts for tax assessments questioning the reversal of ICMS debits, as well as the documentation supporting the credits appropriated by the Company, for which the updated amount provided is R$24,022.

The provision made for Intelig’s state taxes currently amount to R$21,453 (R$20,070 as of December 31, 2014). This total includes the amounts for assessments questioning the documentation that supported the credits appropriated by the Company, for which the updated amount provided is R$17,052.

Regarding municipal taxes, the provision recorded for TIM Celular supports the updated total amount of R$ 1,439 (R$1,573 as of December 31, 2014) .. This total includes the amounts involved in assessments questioning the withholding and payment of the ISS-source on services provided by third parties with no employment relationship, as well as the payment of own ISS regarding co-billing services provided.

Tax proceedings arising from the acquisition of Intelig and included in its PPA process, amount to R$94,835 (R$94,080 as of December 31, 2014) ..

(d)

Regulatory proceedings

Anatel has brought administrative proceedings against the subsidiaries for: (i) failure to meet with certain quality service indicators; (ii) default on certain obligations assumed under the Instruments of Authorization; and (iii) non-compliance with the regulations of SMP and STFC, among others.

The subsidiaries submitted to Anatel administrative defenses, filed administrative appeals and requests for reconsideration (through the courts whenever necessary), explaining that the alleged violations often occurred due to several factors, most of them involuntary and not related to the activities and actions performed by the companies.

In 2015, payments were made to Anatel due to non-compliance with the General Quality Plan (PGMQ) and the obligations regarding Users’ Rights and Guarantees (DGU), in the amount of R$18,723.

On September 30, 2015, the amount provisioned, including monetary restatement, was R$29,181 (R$45,414 as of December 31, 2014).

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO QUARTERLY INFORMATION - Continuation
At September 30, 2015

(In thousands of Reais, unless otherwise indicated)

(e)

Legal and administrative proceedings involving possible losses

Civil, labor, tax and regulatory actions have been filed against the Company and its subsidiaries involving risk of loss that is classified as possible by the Company’s legal advisors and the Management. No provisions have been set up for these legal and administrative proceedings and no materially adverse effects are expected on the quarterly information as shown below:

	09/2015	12/2014

Civil (e.1)	1,089,390	863,303
Labor (e.2)	458,522	489,790
Tax (e.3)	8,745,277	9,088,630
Regulatory (e.4)	62,487	91,934
	10,355,676	10,533,657

The administrative and legal proceedings assessed as possible losses are monitored by the Management and disclosed at their historical values.

The main actions where the risk of loss is classified as possible are described below:

e.1.

Civil

	Consolidated
	09/2015	12/2014

Actions filed by consumers (e.1.1)	490,218	408,702
Anatel (e.1.2)	129,161	115,309
Procon and Public Prosecutor’s Office (e.1.3)	246,793	165,670
Former trade partners (e.1.4)	111,365	82,034
Social and environmental, and infrastructure (e.1.5)	32,573	25,377
Others (e.1.6)	79,280	66,211
	1,089,390	863,303

e.1.1 Actions filed by consumers

The subsidiaries are parties to lawsuits that refer to claims that have been filed by consumers at the legal and administrative levels. These lawsuits relate to questions regarding the relationship between the subsidiaries and their clients, amounting to R$ 490,218 (R$408,702 as of December 31, 2014). Among other, these actions refer to alleged undue billing, contract cancellation, service quality, deficiencies and failures in equipment delivery, and unjustified inclusion in bad debtors’ lists.

e.1.2.

Anatel

The subsidiaries are parties to lawsuits filed against Anatel, due to the following reasons, among others: (i) debit regarding the collection of 2% on the revenues obtained from value-added services – VAS and interconnection; (ii) pro rata monetary restatement applied to the price proposal established in the call notice for use of 4G frequencies; and (iii) alleged non-compliance with service quality targets. The amounts involved total R$129,161 (R$115,309 as of December 31, 2014).

e.1.3 Procon and Public Prosecutor’s Office

 TIM is a party to court and administrative lawsuits filed by the Public Prosecutor’s Office and Procon (Consumer Protection Agency) arising from consumer complaints that include, among others: (i) alleged failure in the provision of network services; (ii) alleged failure in the delivery of devices; (iii) alleged non-compliance with state legislations; (iv) contract model and alleged undue charging of Value-Added Services - VAS; (v) alleged violation of SAC Decree; (vi) alleged violation of agreements; and (vii) blocking of data. The amounts involved total R$246,793 (R$165,670 as of December 31, 2014) ..

e.1.4 Former trade partners

TIM is a defendant in actions filed by several former trade partners who are claiming, among others, amounts on the basis of alleged non-compliance with agreements. The amounts involved total R$111,365 (R$82,034 as of December 31, 2014).

e.1.5 Social and environmental, and infrastructure

a.5.1 Lawsuits regarding Licensing

The subsidiaries are parties to lawsuits involving different agents that challenge several licensing aspects, such as (i) Environmental licensing; and (ii) Structure licensing (installation/operation). The amounts involved total R$30,945 (R$21,597 as of December 31, 2014).

e.1.5.2 Others

The subsidiaries are parties to other lawsuits essentially related to infrastructure, environmental regulations, or cases of breach of confidentiality (Criminal/Civil), involving several agents and discussing among other: (i) electromagnetic radiation emitted by telecom structures; (ii) renewal of agreements on leasing of land for installation of sites; (iii) eviction of land leased for installation of sites; and (iv) presentation of record data. The amounts involved total R$1,628 (R$3,780 as of December 31, 2014).

e.1.6 Others

The subsidiaries are parties to other non-consumer lawsuits filed by different agents to challenge, among other: (i) renewal of lease agreements; (ii) share subscription; (iii) indemnities; (iv) evictions; (v) copyrights; (vi) presentation of documents. The amounts involved total R$79,280 (R$66,211 as of December 31, 2014)

e.2.

Labor claims

Most of the 3,368 labor claims filed against the Company and its subsidiaries as of September 30, 2015 (5,400 as of December 31, 2014) refer to claims made by former employees of service providers.

A significant percentage of the existing proceedings relate to organizational restructuring processes, with highlight going to the closure of the Client Relationship Centers (Call centers) in Fortaleza, Salvador and Belo Horizonte, and other internal sites of TIM, which resulted in the termination of some 800 employees, including in-house staff and outsourced personnel. In addition to these proceedings, there are also those filed by outsourced service providers alleging an employment relationship with TIM, in the total amount of R$23,110 (R$20,274 as of December 2014).

The Company is a party to public civil actions filed by the Labor District Attorney’s Office alleging irregular outsourcing practices and requesting collective moral damages due to outsourcing.

A group of actions have been filed in the State of Paraná, involving claims for damages in connection with contractual provisions stamped in the employees` work cards. According to an internal rule, TELEPAR undertook to supplement the retirement benefits of employees hired up until 1982. Prior to privatization, TELEPAR had proposed to implement this benefit by means of the payment of a certain amount in cash (R$3,000).

It should also be pointed out that there is a group of labor claims, particularly in São Paulo and Rio de Janeiro, from former Gazeta Mercantil, Jornal do Brasil and JB Editora employees who have filed claims requesting inclusion of Holdco as defendant, since, prior to the merger with TIM Participações, Holdco belonged to the Docas economic group, of which Gazeta Mercantil and Jornal do Brasil are part.

e.2.1. Social Security

In São Paulo TIM Celular received a Debit Assessment Notice referring to alleged irregularity in the payment of social security contributions in connection with the payment of profit-sharing amounting to R$4,713.

In May 2006, TIM Celular was assessed for social security contributions allegedly due in connection with the following: (i) hiring bonus; (ii) non-adjusted bonus; (iii) payments to self-employed persons; and (iv) sales incentives, in the amount of R$3,000.

Intelig in Rio de Janeiro received Tax Assessments for Entry of Debits regarding alleged irregularity in the payment of social security contributions levied on the following cases: (i) profit sharing; (ii) retention of 11% on service agreements; (iii) failure to deduct and pay on management’s fees and (iv) failure to properly fill out the FGTS Payment Bill – GFIP, in the amount of R$22,000.

e.3. Taxes

Consolidated

	09/2015	12/2014
Federal Taxes (e.3.1)	1,915,137	2,397,853
State Taxes (e.3.2)	4,964,342	4,980,731
Municipal Taxes (e.3.3)	344,633	318,817
FUST, FUNTTEL and EBC (e.3.4)	1,521,165	1,391,229
	8,745,277	9,088,630

e.3.1. Federal Taxes

Regarding federal taxes, the contingency assessed against the TIM Group amounts to R$1,915,137 (R$2,397,853 as of December 31, 2014).

Of the total amount as of September 30, 2015, the following issues stand out:

(i)

Amortization of goodwill paid on the acquisition of mobile phone companies, deduction of goodwill amortization expenses, exclusion of goodwill reversal, other effects and the disallowance of set-offs and estimated deductions paid, allegedly improper use of SUDENE benefits caused by lack of formalization on this benefits on Federal Revenue Department (RFB) and failure to pay the IRPJ and CSLL amounts due by estimative.

(ii)

Method of offsetting tax losses and negative bases.

(iii)

 Collection of CSLL on monetary variations for swap transactions, registered through on a cash basis.

(iv)

 Payment of IRRF on revenues from overseas residents, including those remitted for international roaming and payment to unidentified beneficiaries, as well as collection of CIDE on royalties remitted overseas, including remittances for international roaming.

(v)

Charge of IRPJ, PIS/COFINS and CSLL debts for the non-approval or partial approval of offsettings carried out by the company using credits from withholding tax on financial investments and negative IRPJ balance.

e.3.2. State Taxes

Regarding state taxes, the contingency assessed against the TIM Group amounts to R$4,964,342 (R$4,980,731 as of December 31, 2014).

Of the total amount as of September, 2015, the following issues stand out:

(i)

 Alleged failure to pay ICMS arising from debts reversed regarding pre-paid services, as well as alleged undue ICMS credit regarding outgoing goods allegedly benefited from a reduction in the calculation base.

(ii)

 ICMS credits booked and debits reversed as well as identification and supporting documentation for amounts and information passed to customer bills, such as tax rates and credit granted.

(iii)

 Taxation of international roaming services.

(iv)

 Credits booked for the return of cell phones on free borrowing.

(v)

 Failure to include unconditional discounts offered to customers in the ICMS calculation base, and a fine for alleged failure to comply with related ancillary obligations, including failure to submit register 60i of the SINTEGRA file.

(vi)

 Alleged conflict between ancillary obligations data and the payment of the tax.

(vii)

Use of tax benefit (Program for Promoting the Integrated Sustainable Economic Development of the Federal District - PRÓ-DF) granted by the tax authority itself, but subsequently declared unconstitutional and alleged undue credit of ICMS on interstate purchases of goods with tax benefits granted in the State of origin.

(viii)

Alleged failure to deduct tax on network lease of means operations where the tax originally deferred was allegedly not paid in the subsequent phase, pursuant to Agreement 128/98.

(ix)

ICMS incidence and FECOP (State Anti-Poverty Fund) on fixed asset purchases and other transactions and on the provision of telecommunications services in specific cases determined by the law.

(x)

Use of credit to purchase electricity for the companies’ production processes.

(xi)

Credit reversal and late use of credit for purchase of permanent assets.

(xii)

Cancellation of telecommunications service due to improper invoicing/subscription fraud, and alleged incorrect use of credit and duplication of ICMS.

e.3.3. Municipal Taxes

Regarding municipal taxes, the contingency assessed against the TIM Group amounts to R$344,633 (R$318,817 as of December 31, 2014).

Of the total amount as of September 30, 2015, the following issues stand out:

(i)

payment of ISS and of a punitive fine for failure to pay the alleged tax on various revenue accounts of the Company;

(ii)

collection of ISS on import of services.

e.3.4. FUST, FUNTTEL and EBC

The contingency assessed against the TIM Group amounts to R$1,521,165 (R$1,391,229 as of December 31, 2014).

The main issue refers to the collection of FUST (Telecommunications Services Universalization Fund) and FUNTTEL (Telecommunications Technical Development Fund) contributions as from the issue by ANATEL of Ruling No. 07/2005, relating primarily to the payment of FUST and FUNTTEL contributions on interconnection revenues earned by telecommunications service providers, as from the effective date of Law No. 9998/2000.

Additionally, we are challenging the legality of charging the contribution for development of public radio broadcasting (Contribution to EBC, Brazil’s Communication Agency), according to Law No. 11652/2008.

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO QUARTERLY INFORMATION - Continuation
At September 30, 2015

(In thousands of Reais, unless otherwise indicated)

e.4. Regulatory

Anatel filed administrative lawsuits against the subsidiaries due to their non-compliance with: (i) certain quality indices; (ii) other obligations arising from the Instruments of Authorization; and (iii) SMP and STFC regulations, among others.

As of September 30, 2015, the total amount indicated, including interest and monetary restatements, was R$62,487 (R$91,934 as of December 31, 2014).

On obtaining an extension of the period of authorization for the use of SMP-related radio frequencies, the subsidiary TIM Celular became liable for the contractual payments on net revenues from the service plans sold under the terms of each authorization. Since 2011, however, Anatel has also been including in the calculation base for this liability the revenues from interconnection and, since 2012, the revenues from Value Added Services. The Company’s position is that these revenues should not be included, since this is not specifically stated in the original Instrument of Authorization. Administrative appeals were therefore lodged against these payments, and if they are unsuccessful appeals will be filed in the courts.

Also, in view of the renewals of authorization for the use of radio frequencies, the subsidiary was ordered by Anatel, improperly in its opinion, to pay the new Facilities Inspection Fee (“TFI”) for all its licensed radio base and mobile stations, even though all of them have already been licensed, of operation in the areas where it provides services.

The new demand for payment of TFI is not supported by the current legislation, in the Company’s view, and accordingly, the collection of the nominal amount of R$546,402 has been challenged at the administrative level, but it was refuted by Anatel after completion of the administrative proceeding is being treated on legal level, where a favorable injunction has been obtained suspending execution of payment until a final ruling is issued on the case.

Asset retirement obligations

The changes in the obligations deriving from future asset retirement are set forth below:

	Consolidated

	09/2015	12/2014
	(9 months)	(12 months)

Opening balance	286,275	299,813

Write-offs during the period, net of additions (*)	(241,728)	(21,453)
Monetary restatement	3,465	7,915

Closing balance	48,012	286,275

(*) The amounts consolidated in the period include the effect of R$153,532 (1st tranche) and R$35,438 (2nd tranche), arising from the write-off related to the sale of towers (see note 1b).

The provision is recorded based on the following assumptions:

•

the unitary dismantling costs are estimated, taking into account the services and materials involved in the process. The estimate is prepared by the network department based on the information currently available;

•

a timetable for the dismantling is estimated based on the useful life of the assets and the estimated initial costs are allocated through this timetable updated by the expected inflation rate. The expected inflation rate is aligned with the projections prepared by the main market participants; and

•

the rate used to discount the cash flows is the Company´s average debt cost, that was 12.11% p.a. at September 30, 2015 (9.98% p.a. at December 31, 2014).

Shareholders’ equity

a

Paid-up Capital

The Company is authorized to increase its capital upon resolution by the Board of Directors, without amending the bylaws, up to the limit of 4,450,000,000 common shares.

The subscribed and paid-up capital is represented as follows:

	09/2015	12/2014

Value paid up	9,913,415	9,913,415
(-) Funding costs	(47,117)	(47,117)
Net value paid-up	9,866,298	9,866,298

Number of common shares	2,421,032,479	2,421,032,479

At meetings held on September 5, 2014 and October 6, 2014 the Board of Directors of TIM Participações approved the increase of paid-in capital of R$19,301 and R$7,227, respectively, by issuing 2,503,353 and 896,479 new common shares arising from the exercise of call options by the beneficiaries of the Company’s Long-Term Incentive Plan in that order (see note 28).

b

Capital reserves

The use of capital reserves is according to the provisions of Article 200 of Law No. 6404/76. These reserves are comprised as follows:

	09/2015	12/2014

Special goodwill reserve	380,560	380,560
Stock options	19,432	16,372
Tax benefit reserve	947,538	947,538
	1,347,530	1,344,470

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO QUARTERLY INFORMATION - Continuation
At September 30, 2015

(In thousands of Reais, unless otherwise indicated)

b.1 Special goodwill reserve

The special goodwill reserve arose from the following transactions:

(i)

Takeover of the former subsidiaries TIM Sul and TIM NE - acquisition of minority shares

In 2005 the Company acquired all the shares held by the minority shareholders of TIM Sul S.A. and TIM Nordeste Telecomunicações S.A. This acquisition took place by issuing new shares of TIM Participações S.A., converting those companies into full subsidiaries. At that time, this transaction was recorded at the book value of the shares, no goodwill being recorded arising from the difference between market value and the shares negotiated.

When first adopting IFRS, the Company availed itself of the exemption that allows a subsidiary, when it adopts international accounting practices subsequent to its parent company having adopted IFRS, to consider the balances previously reported to the parent company for consolidation purposes. In the balance sheet of the transition to IFRS, the Company recorded the acquisition price based on the market value of the shares of TIM Participações S.A. at that time, recording goodwill amounting to R$157,556.

(ii)

Acquisition of the shares of Holdco - purchase of Intelig

On December 30, 2009, the Special General Meeting of TIM Participações S.A. approved the takeover of Holdco, a company that held 100% of the equity of Intelig, by TIM Participações. As a result of this transaction, the Company issued 127,288,023 shares.

Based on the former BRGAAP, the acquisition was recorded at the net book value of the assets acquired on the base date November 30, 2009.

When IFRS was first adopted, the acquisition was recorded based on balances at December 31, 2009, taking into account the market value of the common and preferred shares of TIM Participações on December 30, 2009, amounting to R$739,729. The difference between this amount and the book value recorded under the former BR GAAP (R$516,725) created goodwill against capital reserves of R$223,004.

b.2 Stock options

The balances recorded in these items represent the expenses of the Company and its subsidiaries for the stock options granted to their employees (note 28).

b.3 Tax benefit reserve

TIM Celular enjoys tax benefits that provide for restrictions in the distribution of profits of this subsidiary. According to the legislation that establishes such tax benefits, the amount of taxes waived as a result of exemptions and reductions in the tax charge may not be distributed to shareholders and must be registered as a tax incentive reserve of the legal entity. This reserve should only be used for absorption of losses or capital increase. The accumulated amount of benefits which TIM Celular enjoyed at September 30, 2015 and December 31, 2014 was R$947,538.

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO QUARTERLY INFORMATION - Continuation
At September 30, 2015

(In thousands of Reais, unless otherwise indicated)

c

Revenue reserves

c.1 Legal reserve

This refers to 5% of profit for every year ended December 31, until the legal reserve equals 20% of capital. Additionally, the Company is authorized to stop setting up a legal reserve when, together with the capital reserves, it exceeds 30% of capital stock. This reserve can only be used for capital increase or offsetting of accumulated losses.

c.2 Statutory reserve for expansion

This reserve is set up based on paragraph 2, Article 46 of the Company’s bylaws and Article 194 of Law No. 6404/76 and is intended for the expansion of the corporate business.

The balance of profits that are not compulsorily allocated to other reserves and that is not allocated for the payment of dividends is allocated to this reserve, which may not exceed 80% of the capital. Once this limit is reached, it is incumbent on the shareholders’ meeting to decide on the balance, either distributing this to shareholders or increasing the capital.

d

Dividends

Dividends are calculated in accordance with the bylaws and Brazilian Corporate Law.

As stipulated in its latest bylaws, approved on December 12, 2013, the Company must distribute a mandatory dividend for each business year ended December 31, provided that funds are available for distribution, equivalent to 25% of the adjusted profit.

At December 31, 2014, the dividends were calculated as follows:

12/2014

Net Profit for the year	1,546,419
(-) Legal reserve constitution	(77,322)
Adjusted net profit	1,469,097

Dividends to be distributed
Minimum dividends calculated considering 25% of the adjusted net profit
367,274

Dividends per share (Reais per share)	0.1518

An Annual and Extraordinary General Meeting (“AGOE”) of TIM Participações S.A., held on April 14, 2015, approved payment of mandatory minimum dividends amounting to R$367,274. This amount was distributed on June 16, 2015.

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO QUARTERLY INFORMATION - Continuation
At September 30, 2015

(In thousands of Reais, unless otherwise indicated)

Stock options

2011-2013 Plan

At the annual meeting on August 5, 2011, the shareholders of TIM Participações S.A. approved the long-term incentives plan for senior management and key executives of the Company and its subsidiaries.

The exercise of options depends on the simultaneous achievement of two performance targets: (1) an increase in the price of the common shares of TIM Participações; and (2) performance of the share price of TIM Participações against a benchmark defined by TIM’s Management and composed of shares of other telecommunications, technology and media companies.

Stock options are effective for 6 years, and the Company has no legal or informal obligation to repurchase or settle the options in cash.

•

2011 Grant

Regarding the 2011 Grant, one third of the options could have been exercised by the end of July 2012. However, at the end of July 2013, two thirds of the options could not be exercised as the minimum performance conditions accumulated between 2011 and 2013 were not met. At the end of the first semester of 2014, three thirds could be exercised. The performance conditions of this grant were measured over the 2012-2014 three-year period, with measurements made in July of each year.

The exercise value on the grant date (08/05/2011) of options granted was calculated by taking the weighted average price of TIM Participações S.A. shares. This average takes into account the volume traded and the trading price of TIM Participações shares during the 30-day period preceding 07/20/2011 (the date on which the Board of Directors approved the benefit).

On 08/05/2011, options were granted for the purchase of 2,833,596 shares. As at September 30, 2014, all the 1,532,132 vested options had been exercised. The remaining 1,301,464 options are considered to have lapsed, since the minimum eligibility conditions provided for in the Plan had not been fulfilled.

As at September 30, 2015, there are no vested options outstanding.

The significant items included in the model were: weighted average share price of R$8.31 on the grant date, exercise price of R$8.84, volatility of 51.73% p.a., anticipated option life of 6 years and a risk-free interest rate of 11.94% p.a. Volatility was measured on the basis of the price of common shares over a period of 6 years.

•

2012 Grant

Regarding the 2012 Grant, one third of the options could not be exercised at the beginning of September 2013 due to non-compliance with the minimum performance conditions. Two thirds could be exercised at the beginning of September 2014. Three thirds may be exercised in 2015, provided the minimum performance conditions, which are currently being ascertained, are complied with. The performance conditions for this grant are measured in the 2013-2015 three-year period, with the measurement calculated in July and August of each year.

The exercise value on the grant date (09/05/2012) of options granted was calculated by taking the weighted average price of TIM Participações S.A. shares. This average took into account the volume traded and the trading price of TIM Participações shares during the period 07/01/2012 to 08/31/2012.

On 09/05/2012, options were granted for the purchase of 2,661,752 shares. As at September 30, 2015, there were 153,670 vested options. As of this date, 896,479 options have been exercised and there are still 372,742 unvested options, which will have to await the next calculation window for a definition of the exercise terms.

The significant items included in the model were: weighted average share price of R$8.96 on the grant date, volatility of 50.46% p.a., anticipated option life of 6 years and a risk-free interest rate of 8.89% p.a. Volatility was measured on the basis of the price of TIM common shares over a period of 6 years.

•

2013 Grant

With regard to the 2013 Grant, one third of the options could be exercised by the end of July 2014; two thirds could not be exercised at the end of July 2015 due to non-fulfillment of minimum performance conditions; and three thirds may be exercised in 2016, provided the minimum performance conditions are met. The performance conditions of this grant are measured in the three-year period from 2014 to 2016, and the measurement is made in July of each year.

The exercise value on the grant date (07/30/2013) of options granted was calculated by taking the weighted average price of TIM Participações S.A. shares. This average took into account the volume traded and the trading price of TIM Participações shares during the 30-day period preceding 07/20/2013.

On 07/30/2013, options were granted for the purchase of 3,072,418 shares. As at September 30, 2015, there were no vested options. As of this date, 971,221 options have been exercised, and there are still 1,531,984 unvested options, which will have to await the next calculation window for a definition of the exercise terms.

The significant items included in the model were: weighted average share price of R$8.13 on the grant date, volatility of 48.45% p.a., anticipated option life of 6 years and a risk-free interest rate of 10.66% p.a. Volatility was measured on the basis of the price of TIM common shares over a period of 6 years.

2014-2016 Plan

On April 10, 2014, a General Meeting of the shareholders of TIM Participações S.A. approved a new long-term incentive plan for senior management and people holding key positions in the Company and its subsidiaries.

The exercise of these options is not conditional on the attainment of specific performance targets.

The options are for a period of 6 years and the company has no legal or implicit obligation to repurchase the options or to settle them in cash.

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO QUARTERLY INFORMATION - Continuation
At September 30, 2015

(In thousands of Reais, unless otherwise indicated)

•

2014 Grant

The performance conditions for the 2014 Grant will be measured over the three-year period 2015 to 2017, with measurement being carried out over the 30 days preceding the date defined by the Board of Directors (September 29 of each year).

On the grant date (09/29/2014), the exercise price of the options granted was calculated using the weighted average share price of TIM Participações S.A. Such average took into account the trading volume and trading price of the shares of TIM Participações over the 30 days preceding the date determined by the Board of Directors (September 29, 2014).

On 09/29/2014, options were granted representing the right to purchase 1,456,353 shares. As at September 30, 2015, there were no vested shares, since the determination of results of the 1st vesting is still underway at this date. Of the total options referred to above, 150,791 were considered null and void, as they failed to comply with the minimum eligibility conditions for exercise set forth in the Plan.

The significant data included in the model were: the weighted average share price (base price) of R$13.42 on the grant date, volatility of 44.6% p.a., a 6-year expected option life and a risk-free annual interest rate of 10.66% p.a. Volatility was calculated based on the price of the common shares of TIM over a period of 6 years.

Using the accrual basis of accounting, the expenses related to the long-term benefit plan are being accounted for on a monthly basis and, at the end of 9 months, totaled R$3,060 (see note 27).

Net operating revenue

	Consolidated

	09/2015	09/2014

Service revenue - Mobile
Subscription and use	7,404,905	8,291,440
Network use	1,217,279	2,008,638
Long distance	2,077,212	2,347,194
VAS - Additional services	5,726,047	4,753,901
Others	244,913	199,978
	16,670,356	17,601,151

Service revenue - Landline	735,911	674,999
Service revenue	17,406,267	18,276,150

Goods sold	2,276,186	3,157,420
Gross operating revenue	19,682,453	21,433,570

Deductions from gross revenue
Taxes	(4,786,690)	(4,969,160)
Discounts given	(1,723,396)	(1,968,692)
Returns and others	(155,590)	(165,997)
	(6,665,676)	(7,103,849)

Total net revenue	13,016,777	14,329,721

Cost of services provided and goods sold

Consolidated

	09/2015	09/2014

Personnel	(69,086)	(57,168)
Third party services	(377,956)	(331,662)
Interconnection and means of connection	(2,141,992)	(2,602,094)
Depreciation and amortization	(1,884,843)	(1,727,087)
ANATEL fees	(11,061)	(10,010)
Rentals and insurance Training	(362,257) (22)	(309,204) (124)
Others	(13,515)	(17,339)
Cost of services provided	(4,860,732)	(5,054,688)

Cost of goods sold	(1,706,356)	(2,327,709)
	(6,567,088)	(7,382,397)

Sales expenses

Consolidated

	09/2015	09/2014

Personnel	(503,386)	(460,975)
Third party services	(1,565,101)	(1,652,558)
Advertising and publicity	(435,852)	(494,422)
Allowance for doubtful accounts	(179,288)	(211,326)
ANATEL fees	(727,302)	(774,974)
Depreciation and amortization	(121,077)	(119,294)
Rentals and insurance Training	(65,136) (442)	(70,417) (1,387)
Others	(23,520)	(34,987)
	(3,621,104)	(3,820,340)

General and administrative expenses

	Parent company		Consolidated

	09/2015	09/2014	09/2015	09/2014

Personnel	(8,445)	(8,130)	(197,529)	(188,635)
Third party services	(6,861)	(9,168)	(323,496)	(400,715)
Depreciation and amortization	-	-	(227,310)	(141,396)
Rentals and insurance Training	(161)	(145)	(50,482) (9,120)	(48,558) (9,801)
Others	(1,462)	(1,011)	(39,666)	(36,503)
	(16,929)	(18,454)	(847,603)	(825,608)

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO QUARTERLY INFORMATION - Continuation
At September 30, 2015

(In thousands of Reais, unless otherwise indicated)

Other revenues (expenses), net

	Parent company		Consolidated

	09/2015	09/2014	09/2015	09/2014

Revenues
Subsidy grant income, net	-	-	16,846	7,844
Fines on telecommunications services	-	-	28,266	26,052
Result from the disposal of assets (*)	-	-	1,188,974	-
Other revenues	716	-	35,491	3,749
	716	-	1,269,577	37,645
Expenses
FUST/FUNTTEL	-	-	(121,648)	(138,271)
Taxes, fees and contributions	-	-	(1,888)	(1,920)
Provision for legal and administrative proceedings, net of reversal	(1,366)	(609)	(250,481)	(189,299)
Other expenses	(16)	(21)	(18,003)	(17,221)
	(1,382)	(630)	(392,020)	(346,711)

Amortization of authorizations	-	-	(259,897)	(262,237)
	(1,382)	(630)	(651,917)	(608,948)

Other revenues (expenses), net
	(666)	(630)	617,660	(571,303)

(*) On April 29 and September 30, 2015, TIM Celular transferred 4,176 and 1,125 towers to ATC regarding the 1st and 2nd tranches, respectively, according to the agreements entered into between the parties (see notes 1 and 19). Each sale and lease transaction was considered a sale and leaseback transaction, as set forth in IAS17/CPC 06 (R1) , approved by CVM Resolution .. The leaseback was analyzed and classified as financial lease, taking into account the requirements set forth in IAS17/CPC 06 (R1) , approved by CVM Resolution ..

The risks and benefits of the assets were transferred to the purchaser on April 2015 and September 30, 2015, respectively, and a total of R$1,207,184 (R$1,184,071, net of residual values and ARO write-off) was recognized as other operating revenues due to the disposal of the assets.

Financial income

	Parent company		Consolidated
	09/2015	09/2014	09/2015	09/2014

Interest on financial investments	4,522	1,171	463,519	369,195
Interest received from clients	-	-	42,227	39,719
Swap interest	-	-	37,655	38,093
Interest on leasing	-	-	17,910	26,311
Monetary restatements	854	514	43,299	41,776
Exchange variation	32	118	1,193,377	100,499
Other revenue	-	-	6,165	4,759
	5,408	1,803	1,804,152	620,352

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO QUARTERLY INFORMATION - Continuation
At September 30, 2015

(In thousands of Reais, unless otherwise indicated)

Financial expenses

	Parent company		Consolidated
	09/2015	09/2014	09/2015	09/2014

Interest on borrowings and financing	-	-	(131,200)	(254,946)
Interest paid to suppliers	-	-	(97,554)	(87,529)
Interest on taxes and fees	(47)	11	(15,638)	(5,247)
Swap interest	-	-	(338,418)	(119,003)
Interest on leasing	-	-	(90,136)	(32,816)
Monetary restatement	(644)	(11,032)	(126,055)	(112,877)
Discounts granted	-	-	(45,434)	(58,108)
Exchange variation	(249)	(26)	(1,191,524)	(101,527)
Other expenses	(321)	(201)	(51,170)	(31,176)
	(1,261)	(11,248)	(2,087,129)	(803,229)

The exchange variation for the period relates to borrowings and financing and suppliers in foreign currency. Derivative transactions were used to reduce their effects. See note 41.

 Income tax and social contribution expenses

Consolidated

	09/2015	09/2014
Current income tax and social contribution
Income tax for the period	(238,498)	(265,310)
Social contribution for the period	(88,512)	(98,379)
Tax incentive – SUDENE/SUDAM	52,680	98,859
	(274,330)	(264,830)
Deferred income tax and social contribution
Deferred income tax	(325,228)	(144,311)
Deferred social contribution	(117,081)	(51,952)
	(442,309)	(196,263)

Provision for income tax and social contribution contingencies	(3,464)	(27)

	(720,103)	(461,120)

The reconciliation between the income tax and social contribution expenses calculated at the applicable combined tax rates and the amounts charged to the statement of income is set forth below:

	Parent Company		Consolidated

	09/2015	09/2014	09/2015	09/2014

Income before income tax and social contribution	1,595,562	1,086,076	2,315,66	1,547,196

Combined tax rate	34%	34%	34%	34%
Income and social contribution taxes at the combined tax rate	(542,491)	(369,266)	(787,326)	(526,047)

(Additions)/exclusions:
Unrecognized tax losses and temporary differences	(4,462)	(9,694)	(4,490)	(24,461)
Income from equity accounting	547,064	378,966	-	-

Permanent additions and exclusions
Undeductible donations	-	-	(2,376)	(4,106)
Undeductible fines	(111)	(6)	(7,546)	(6,990)
Losses accounts receivable – Co billing	-	-	(3,856)	(8,495)
ARO disposal – sale of towers	-	-	67,306	-
Others permanent additions and exclusions	-	-	(10,612)	(689)
Tax incentive – SUDENE/SUDAM	-	-	52,680	98,859
Deferred IR and CS - ARO write-off	-	-	(29,049)	-
Other amounts	-	-	5,166	10,809
	542,491	369,266	67,223	64,927
Income tax and social contribution charged to income for the period	-	-	(720,103)	(461,120)

Effective tax rate	-	-	31.10%	29.80%

According to Article 443, item I, of Decree 3000/1999, to subsidies for investments not to be considered within the taxable income, they must be recorded as capital reserves, to be used only to absorb losses or increase the share capital. The subsidiary TIM Celular has tax benefits compliant to these rules.

The Company analyzed the potential tax impacts related to the dividends distribution in excess of amounts calculated according to the accounting practices in effect in Brazil as at December 31, 2007 (previous date in relation to the application of Law No. 11638/07). The maximum effect of the adoption of Provisional Measure 627/13, converted into Law No. 12973/14, would not produce relevant impacts for the Company, the reason why it did not opt for the application of the referred rule as from 2014. This procedure is in accordance with articles 75 and 96 of Law No. 12.973/14. For 2015, the Company has taken all the measures necessary to comply with the new rule.

Earnings per share

(a)

Basic

Basic earnings per share are calculated by dividing income attributable to shareholders of the Company by the weighted average number of shares issued during the period.

	09/2015	09/2014

Income attributable to shareholders of the Company	1,595,562	1,086,076

Weighted average number of common shares issued (thousands)	2,420,237	2,417,115

Basic earnings per share (expressed in R$)	0.6593	0.4493

(b)

Diluted

Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding, to assume conversion of all dilutive potential shares.

	09/2015	09/2014

Income attributable to shareholders of the Company	1,595,562	1,086,076

Weighted average number of common shares issued (thousands)	2,420,408	2,418,834

Diluted earnings per share (expressed in R$)	0.6592	0.4490

Transactions with Telecom Italia Group

The consolidated balances of transactions with companies of the Telecom Italia Group are as follows:

	Assets

	09/2015	12/2014

Telecom Argentina Group (1)	1,520	2,843
Telecom Italia Sparkle (1)	6,183	7,282
Lan Group (4)	4,509	6,345
TIM Brasil (6)	2,458	2,458
Others	674	674
Total	15,344	19,602

	Liabilities

	09/2015	12/2014

Telecom Italia S.p.A. (2)	26,062	31,095
Telecom Argentina Group (1)	955	1,246
Telecom Italia Sparkle (1)	15,007	14,638
Italtel (3)	52,007	36,849
Lan Group (4)	6,822	3,094
TIM Brasil (6)	16,420	3,780
Others	41	3,683
Total	117,314	94,385

	Revenue
	09/2015	09/2014

Telecom Italia S.p.A. (2)	2,510	2,104
Telecom Argentina Group (1)	3,757	5,918
Lan Group (4)	1,094	510
Telecom Italia Sparkle (1)	4,082	8,327
Total	11,443	16,859

	Cost/Expense
	09/2015	09/2014

Telecom Italia S.p.A. (2)	5,147	4,729
Telecom Italia Sparkle (1)	27,008	17,525
Telecom Argentina Group (1)	2,141	2,235
Lan Group (4)	32,121	33,489
Generali (5)	762	5,635
Others	106	-
Total	67,285	63,613

(1)

These amounts refer to roaming, value-added services (VAS), assignment of means and international voice data - wholesale. The “Telecom Argentina Group” consists of the companies Telecom Personal, Telecom Argentina and Nucleo.

(2)

These amounts refer to international roaming, technical post-sales assistance and value-added services (VAS).

(3)

The amounts refer to the development and maintenance of software used in invoicing telecommunications services.

(4)

The amounts refer to the lease of links and EILD, lease of means (submarine cables) and signaling services.

(5)

The amounts refer to insurance coverage taken out for operating risks, civil liability and health insurance, among others.

(6)

The amounts refer mainly to judicial deposits related to civil proceedings.

The balance sheet account balances are recorded in the following groups: accounts receivable, prepaid expenses, suppliers and other current assets and liabilities.

Management Compensation

Key Management personnel include statutory officers and the Board of Directors. Compensation of key Management personnel for services rendered is shown below:

	09/2015	09/2014

Salaries and other short-term benefits	9,065	8,896
Share-based payments	2,101	2,479
	11,166	11,375

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO QUARTERLY INFORMATION - Continuation
At September 30, 2015

(In thousands of Reais, unless otherwise indicated)

Transactions with Telefónica Group

On April 28, 2007, Assicurazioni Generali SpA, Intesa San Paolo S.p.A, Mediobanca S.p.A, Sintonia S.p.A and Telefónica S.A., entered into an agreement to hold, through the holding Telco S.p.A (“Telco”), 23.6% of the voting capital of Telecom Italia S.p.A., the indirect parent company of TIM Participações. This transaction was approved by ANATEL on November 5, 2007 together with certain restrictions on the rights of Telefónica S.A. to guarantee absolute segregation of businesses and operations performed by the Telefónica and TIM groups in Brazil.

Subsequently, in April 2010, as a condition for the approval of the transaction by the CADE, Telco´s controlling companies signed a Performance Commitment Instrument (“TCD”), determining the rules of Telefónica participation on Telecom Italia deliberations and its governance restrictions on the subsidiary in the Brazilian market. TIM Brasil, controlling company of TIM Participações, also signed this TCD agreement as stakeholder part.

On December 4, 2013, while inspecting compliance with the TCD, CADE imposed a penalty to TIM Brasil because the company had allegedly failed to submit the agreement entered into with a company of the Telefónica Group before entering into the TCD. On December 16, 2013, TIM Brasil submitted a motion for clarification, which automatically suspended the obligation to pay the penalty until CADE has judged the appeal.

On December 22, 2014, the Steering Committee of Anatel agreed with the request Telco S.p.A. split, submitted by Assicurazioni Generali S.p.A., Mediobanca S.p.A., Intesa Sanpaolo S.p.A. and Telefónica S.A., the spin-off transaction being conditional on the suspension of Telefónica’s entire political rights in Telecom Italia and its subsidiaries and revoking the monitoring commitments previously stipulated. Furthermore, Anatel ruled that any equity interest of Telefónica in Telecom Italia must be eliminated within eighteen (18) months.

The Concentration Act referring to the split was approved by CADE on March 25, 2015, conditional on Telefónica’s executing and complying with a Concentration Control Agreement (“ACC”), intended to facilitate Telefónica’s complete disinvestment from Telecom Italia, and setting the obligations considered necessary by the CADE to minimize any anti-trust concerns arising from this direct holding from Telefónica on Telecom Italia.

Concomitantly with the analysis of Telco’s spin-off, Anatel and CADE approved the acquisition of GVT by Telefónica Brasil S.A., on December 2014 and March 2015, respectively. As part of the payment for the acquisition of GVT, and successive transactions between Vivendi, Telefónica and acquisitions on the free market, Vivendi currently holds 19.88% of voting shares in Telecom Italia, and 0.95% of total shares in Telefónica. In this context, in the case records related to the operation of Telco, CADE confirmed the extinguishment of the obligations established in the TCD also with respect to TIM Brasil.

Simultaneously, through a material fact disclosed on June 24, 2015, Telefónica informed “ the total divestiture of its interest in Telecom Italia S.p.A., in accordance with the regulatory and competition commitments assumed ”.

At September 30, 2015, there were in force between TIM Group companies controlled by TIM Participações and the operators of the Telefónica group in Brazil agreements involving telecommunications services covering exclusively interconnection, roaming, site-sharing, infrastructure-sharing, industrial exploitation for dedicated lines, as well as co-billing long distance calls agreements, all entered into on an arm’s length basis and, when applicable, considering the Brazilian legislation on providing such services as shown below:

	Consolidated
	09/2015	12/2014

Assets	325,425	310,732
Liabilities	(109,038)	(75,083)

	09/2015	09/2014

Revenues	701.013	627,389
Costs/Expenses	451.564	428,487

Financial instruments and risk management

Through its subsidiaries, the Company performs non-speculative derivative transactions, to (i) reduce the exchange variation risks; and (ii) manage exposure to the interest risks involved. The Company’s derivative financial transactions consist primarily of swap contracts.

The Company’s financial instruments are presented, through its subsidiaries, in compliance with IAS 32 (CPC 39).

Accordingly, the major risk factors to which the Company and its subsidiaries are exposed are as follows:

(i) Exchange variation risks

Exchange variation risks refer to the possibility of subsidiaries incurring i) losses on unfavorable exchange rate fluctuation, which would increase the outstanding balances of borrowings and financings taken in the market along with the related financial expenses; or ii) cost increase in commercial agreements somehow connected with variations in the exchange rate. In order to eliminate this kind of risk, the subsidiaries enter into swap contracts with first-class financial institutions to reduce the impacts on borrowings and financing; and ii) investment in foreign exchange funds in order to reduce the impacts on trade agreements.

At September 30, 2015, the borrowings and financing of the subsidiaries indexed to foreign currency were fully hedged by swap contracts in terms of time and amount. Any gains or losses arising from these swap contracts are charged to earnings of the subsidiaries.

The amount invested in the foreign exchange funds is intended to hedge foreign exchange exposure linked to dollar-denominated trade agreements. However, hedge accounting was only used in one portion of the agreements having characteristics that match IFRS rules.

Besides the risks referred to above, no other significant financial assets and liabilities are indexed to foreign currencies.

(ii) Interest rate risks

Interest rate risks relate to:

- the possibility of variations in the fair value of TJLP-indexed financing taken by the subsidiary TIM Celular, when these rates are not proportional to that of the Interbank Deposit Certificates (CDI). As at September 30, 2015, the parent company TIM Celular has no swap transactions linked to the TJLP.

- the possibility of unfavorable changes in interest rates would result in higher financial expenses for the subsidiaries due to the indebtedness and the obligations assumed by the subsidiaries under the swap contracts indexed to floating interest rates (CDI percentage). However, at September 30, 2015, the subsidiaries’ financial funds were invested in Interbank Deposit Certificates (CDI) and this considerably reduces such risk.

(iii) Credit risk inherent to the provision of services

This risk involves the possibility of the subsidiaries incurring losses arising from subscribers’ inability to pay the amounts billed. To minimize this risk the subsidiaries engage in preventive credit analysis of all requests submitted by the sales area and monitor the accounts receivable from subscribers, freezing the ability to use the services, among other actions, in case customers do not pay their debts. No customers contributed with more than 10% of the net account receivables for services rendered at September 30, 2015 and December 31, 2014 or services revenue on periods ended as at September 30, 2015 and 2014.

(iv) Credit risk inherent to the sale of handsets and prepaid telephone cards

The policy of the subsidiaries in selling handsets and distributing prepaid telephone cards is directly related to the credit risk levels acceptable during the normal course of business. The choice of partners, the diversification of the portfolio of accounts receivables, monitoring borrowing conditions, positions and order limits established for traders and the constitution of real guarantees are the procedures adopted by the subsidiaries to contain possible problems in collecting from their business partners. There are no customers that contributed with more than 10% of the net accounts receivable from sales of goods at September 30, 2015, and December 31, 2014. Nor there is any customer who individually accounted for more than 10% of accumulated sales revenue from goods in the periods ended September 30, 2015 and 2014.

(v) Financial credit risk

This risk relates to the possibility of the subsidiaries incurring losses from difficulty in realizing their short-term investments and swap contracts due to bankruptcy of the counterparties. The subsidiaries minimize the risk associated with these financial instruments by operating only with sound financial institutions and adopting policies that establish maximum risk concentration levels by institution.

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO QUARTERLY INFORMATION - Continuation
At September 30, 2015

(In thousands of Reais, unless otherwise indicated)

Fair value of derivative financial instruments

The consolidated derivative financial instruments are shown as follows:

	09/2015			12/2014
	Assets	Liabilities	Net	Assets	Liabilities	Net

Transactions with derivatives	1,191,171	(194,488)	996,683	510,698	(67,044)	443,654

Current portion	416,223	(194,488)	221,735	47,541	(67,044)	(19,503)
Non-current portion	774,948	-	774,948	463,157	-	463,157

The consolidated financial derivative instruments with long-term maturities at September 30, 2015 are as follows:

	Assets	Liabilities
2016	264,136	-
2017	199,085	-
2018	66,403	-
2019	117,163	-
2020 onwards	128,161	-
	774,948	-

Consolidated financial assets and liabilities valued at fair value:

09/2015
	Level 1	Level 2	Total balance
Assets
Financial assets valued at fair value
Trading securities	384,902		384,902
Derivatives used for hedging purposes		1,191,171	1,191,171
Total assets	384,902	1,191,171	1,5 76,073

Liabilities
Financial liabilities valued at fair value through profit or loss
Derivatives used for hedging purposes		194,488	194,488
Total liabilities		194,488	194,488

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO QUARTERLY INFORMATION - Continuation
At September 30, 2015

(In thousands of Reais, unless otherwise indicated)

12/2014
	Level 1	Level 2	Total balance
Assets
Financial assets valued at fair value
Trading securities	41,149		41,149
Derivatives used for hedging purposes		510,698	510,698
Total assets	41,149	510,698	551,847

Liabilities
Financial liabilities valued at fair value through profit or loss
Derivatives used for hedging purposes		67,044	67,044
Total liabilities		67,044	67,044

The fair value of financial instruments traded on active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. These instruments are included in Level 1. The instruments included in Level 1 comprise, mainly, equity investments of Bank Deposit Certificates (CDBs) and Repurchases (Repos) classified as trading securities.

The fair value of financial instruments that are not traded on an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.

Specific valuation techniques used to value financial instruments include:

•

Quoted market prices of financial institutions or dealer quotes for similar instruments;

•

The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves; or

•

Other techniques, such as discounted cash flow analysis, are used to determine fair value for remaining financial instruments not comprised in the categories above.

The fair values of derivative financial instruments of the subsidiaries were determined based on future cash flows (asset and liability position), taking into account the contracted conditions and bringing those flows to present value by means of the discounted future interest rates disclosed in the market. The fair values were estimated at a specific time, based on information available and on Company’s own valuation methodologies.

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO QUARTERLY INFORMATION - Continuation
At September 30, 2015

(In thousands of Reais, unless otherwise indicated)

Financial instruments by category

The Company’s financial instruments by category can be summarized as follows:

	Consolidated

	Borrowings and Receivables	Assets valued at fair value	Assets held to maturity	Assets held for trading	Total

At September 30, 2015
Assets, as per balance sheet
Derivative financial instruments		1,191,171			1,191,171
Trade accounts receivable and other accounts receivable, excluding prepayments	3,007,680				3,007,680
Securities			35,752	384,902	420,654
Cash and cash equivalents	4,408,450				4,408,450
Leasing	198,764				198,764
	7,614,894	1,191,171	35,752	384,902	9,226,719

	Consolidated
	Liabilities valued at fair value through profit or loss	Other financial liabilities	Total
At September 30, 2015
Liabilities, as per balance sheet
Borrowings and financings		6,889,235	6,889,235
Derivative financial instruments	194,488		194,488
Suppliers and other obligations, excluding legal obligations		3,301,592	3,301,592
Leasing		1,565,659	1,565,659

	194,488	11,756,486	11,950,974

	Consolidated

	Borrowings and Receivables	Assets at fair value through profit or loss	Total

At December 31, 2014
Assets, as per balance sheet
Derivative financial instruments		510,698	510,698
Trade accounts receivable and other accounts receivable, excluding prepayments	3,567,303		3,567,303
Securities		41,149	41,149
Cash and cash equivalents	5,232,992		5,232,992
Leasing	195,036		195,036
	8,995,331	551,847	9,547,178

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO QUARTERLY INFORMATION - Continuation
At September 30, 2015

(In thousands of Reais, unless otherwise indicated)

	Consolidated
	Liabilities valued at fair value through profit or loss	Other financial liabilities	Total

At December 31, 2014
Liabilities, as per balance sheet
Borrowings and financings		6,754,419	6,754,419
Derivative financial instruments	67,044		67,044
Suppliers and other obligations, excluding legal obligations		5,402,204	5,402,204
Leasing		329,669	329,669

	67,044	12,486,292	12,553,336

Capital management

The Group’s objectives when managing capital are to safeguard the Groups ability to continue as going concern in order to provide returns to shareholders and benefits for other stakeholders, in addition to maintaining an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust its capital structure, the Company can review its policy on paying dividends, returning capital to the shareholders or also issuing new stock or selling assets to reduce its level of indebtedness, for example.

Financial risk hedge policy adopted by the Company – Synthesis

The Company’s policy states that mechanisms must be adopted to hedge against financial risks arising from borrowings and financings taken out in foreign currency, to manage the exposure to the risks associated with exchange variations.

Derivative financial instruments against exchange variations must be acquired simultaneously with the closing of the debt that gave rise to that exposure. The coverage level to be taken out for this exchange exposure is 100% of the risk, both in terms of maturity date and amount.

At September 30, 2015 no types of margins or collateral apply to the Company’s or the subsidiaries’ transactions involving derivative financial instruments.

The criteria for choosing the financial institutions abide by parameters that take into account the rating provided by reliable risk analysis agencies, shareholders’ equity and concentration levels of transactions and funding.

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO QUARTERLY INFORMATION - Continuation
At September 30, 2015

(In thousands of Reais, unless otherwise indicated)

The transactions involving derivative financial instruments entered into by the subsidiaries and outstanding at September 30, 2015 and December 31, 2014 are shown in the table below:

September 30, 2015

		COUNTERPARTY				% Coverage	AVERAGE SWAP RATES
CURRENCY	SWAP Type	DEBT	SWAP	Total Debt	Total Swap (Accrual Asset Side)		Asset Side	Liability Side

USD	LIBOR X DI	BEI	Santander, CITI, MS and BOFA	1,888,537	1,888,398	100%	LIBOR 6M + 0.89% p.a.	90.07% of CDI
USD	LIBOR X DI	BNP	CITI, JP Morgan	239,660	239,660	100%	LIBOR 6M + 2.53% p.a.	97.42% of CDI
USD	LIBOR X DI	KfW	JP Morgan	356,039	356,039	100%	LIBOR 6M + 1.35% p.a.	102.50% of CDI
USD	LIBOR X DI	BOFA	BOFA	476,226	476,226	100%	LIBOR 3M + 1.35% p.a.	102.00% of CDI
USD	PRE X DI	CISCO	Santander	299,38 6	299,38 5	100%	1.8% p.a.	92.64% of CDI

December 31, 2014

		COUNTERPARTY				% Coverage	AVERAGE SWAP RATES
CURRENCY	SWAP Type	DEBT	SWAP	Total Debt	Total Swap (Accrual Asset Side)		Asset Side	Liability Side
USD	LIBOR X DI	BEI	Santander, CITI MS and BOFA	1,264,369	1,264,463	100%	LIBOR 6M + 0.86% p.a.	95.25% of CDI
USD	LIBOR X DI	BNP	CITI, JP Morgan	190,841	190,841	100%	LIBOR 6M + 2.53% p.a.	97.42% of CDI
USD	LIBOR X DI	KfW	JP Morgan	266,509	266,509	100%	LIBOR 6M + 1.35% p.a.	102.5% of CDI
USD	LIBOR X DI	BOFA	BOFA	318,387	318,387	100%	LIBOR 3M + 1.35% p.a.	102.00% of CDI
USD	PRE X DI	JP Morgan	JP Morgan	133,448	133,448	100%	1.73% p.a.	101.50% of CDI
USD	PRE X DI	CISCO	Santander	239,998	239,999	100%	1.8% p.a.	92.72% of CDI

		Currency	Reference Amount		Fair Value
	Subject		(Notional)
			09/2015	12/2014	09/2015	12/2014

USD exchange risk against CDI	Full hedge of exchange variation risk obtained from the banks BNP Paribas, BEI, BOFA, Cisco, KFW and JP Morgan.	BRL	2,059,984	1,901,769
Asset position					3,416,589	2,377,645
Liability position					(2,419,906)	(1,933,991)

TOTAL			2,059,984	1,901,769	996,683	443,654

In March 2015, the Company reversed two swap transactions, with Bank of America and Santander, and simultaneously entered into two new swap transactions with the same banks, with the same interest rates for the dollar base (asset side) and changing only the interest rate for the CDI base (liability side). As a result, the Company continues to have 100% cover for its currency risk on borrowings and financing. The simultaneous reversal and contracting of swaps resulted in (i) monetization of the positive result of marking to market (MTM); (ii) reduction of counterparty risk; and (iii) lowering of the CDI % (liability side).

In addition to the swap transactions mentioned in the tables above, the Company took advantage of a favorable moment to close two forward swap transactions in advance in order to ensure attractive costs of 84.5% and 79.0% of CDI for two financing agreements in foreign currency that will be disbursed in the future to Cisco Capital and Finnvera/KfW, respectively. Swaps were closed based on the same payment flow as the debts to be disbursed in the future to ensure full hedging. This transaction does not hold foreign exchange risk, since the initial dollar for these two transactions (Debt and Swap) will be simultaneously based on pre-established dates in the future. On September 30, the MTM of the transactions registered in the books was R$1,378 - Assets.

Position showing the sensitivity analysis – effect of variation on the fair value of the swaps

In order to identify possible distortions arising from consolidated derivative financial instrument transactions currently outstanding, a sensitivity analysis was carried out taking into account three different scenarios (probable, possible and remote) and their respective impacts on results, as follows:

Description	09/2015	Probable Scenario	Possible Scenario	Remote Scenario

a) Debt in USD (BNP Paribas, BEI, BOFA, Cisco, and KFW)	3,416,589	3,416,589	4,289,918	5,170,920
b) Fair value of the asset side of the swap	3,416,589	3,416,589	4,289,918	5,170,920
c) Fair value of the liability side of the swap	(2,417,247)	(2,417,247)	(2,414,690)	(2,413,199)
d) = (b+c) Net exposure in the swap	999,342	999,342	1,875,228	2,757,721
Final Exposure (Scenario – Current Position)			(2,557)	(4,048)

Given the characteristics of the derivative financial instruments of the subsidiaries, our assumptions basically took into account the effect i) of the variation in the CDI and; ii) variations in the US dollar used in the transactions, achieving, respectively, the percentages and quotations indicated below:

Risk variable	Probable scenario	Possible scenario	Remote scenario
CDI	14.13%	17.66%	21.20%
USD	3.9729	4.9661	5.9594

As the subsidiaries hold derivative financial instruments to hedge their respective financial debt, the variations in the scenarios are monitored from the respective subject of the hedge, thereby showing that the counterpart of the effects involving the exposure created by the swaps will be reflected in the debt. In the case of these transactions the subsidiaries disclosed the fair value of the subject matter (debt) and the derivative financial instrument of the hedge on separate lines, as shown in the sensitivity analysis position above, so as to reveal the net exposure of its subsidiaries in each of the three scenarios.

We wish to draw attention to the fact that the sole purpose of the transactions closed by the subsidiaries involving derivative financial transactions is to protect their balance sheet position. Therefore, any improvement or deterioration in their respective market values will represent an inverse movement in the corresponding installments of the financial debt contracted, which is the subject matter of the subsidiaries’ derivative financial instruments.

Our sensitivity analyses referring to the derivative financial instruments outstanding at September 30, 2015 were conducted taking into account basically the assumptions surrounding the variations in market interest rates and the variation of the US dollar used in the swap agreements. The use of those assumptions in our analyses was exclusively due to the characteristics of our derivative financial instruments, which represent exposure to interest rate and exchange variations only.

Position showing gains and losses with derivatives in the period

09/2015

Net gains from USD vs. CDI transactions	859,310

As mentioned above, on March/15 the Company reversed two swap transactions and simultaneously entered into two new ones, with Bank of America and Santander, thus netting R$334 million in revenues.

Insurance

The Company and its subsidiaries maintain a policy for monitoring the risks inherent to their operations. Accordingly, at September 30, 2015, the Company and its subsidiaries had insurance coverage against operating risks, third party liability, and health, among others. The Management of the Company and its subsidiaries consider the insurance coverage sufficient to cover eventual losses. The table below shows the main assets, liabilities or interests insured and their respective amounts:

Types	Amounts insured

Operating risks	R$ 38,288,310
General Third Party Liability - RCG	R$80,000
Vehicles (Executive and Operational Fleets)	R$1,000 for Civil Liability Optional (Property Damages and Personal Injury) and R$100 for Moral Damages.

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO QUARTERLY INFORMATION - Continuation
At September 30, 2015

(In thousands of Reais, unless otherwise indicated)

Commitments

Rentals

The Company and its subsidiaries rent equipment and properties by means of signed many rental agreements with different maturity dates. Below is a list of minimum rental payments to be made under such agreements:

2016	666,959
2017	704,976
2018	740,225
2019	777,236
2020	816,098
3,705,494

Supplementary disclosure on consolidated cash flows

	09/2015	09/2014

Interest paid	342,169	260,046
Income tax and social contribution paid	221,482	161,376
Financial lease	1,206,963	3,287

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese

(Free translation of the original independent auditors’ report on interim financial information prepared in accordance with Brazilian and International financial reporting standards – IFRS)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

TIM Participações S.A.

Rio de Janeiro - RJ

We have reviewed the accompanying interim individual and consolidated financial information, which comprises the balance sheet of TIM Participações S.A. as of 30th. September 2015 and the related statements of income, of comprehensive income, of changes in equity and of cash flows for the nine-month period then ended, and a summary of significant accounting policies and other explanatory notes.

Management is responsible for the preparation and fair presentation of this interim individual and consolidated financial information in accordance with CVM Deliberation 672/11 (which approved the Accounting Committee Pronouncement  CPC 21 (R1) – Interim Financial Information) Brazilian and international financial reporting standards (IFRS/IAS 34 – Interim Financial Reporting) issued by IASB – International Accounting Standards Board, as well as the presentation of that interim individual and consolidated financial information in accordance with regulations of the Brazilian stock exchange commission (CVM) applicable to quarterly information (ITR).   Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity.   A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.   A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.   Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim, individual and consolidated financial information does not present fairly, in all material respects, the individual and consolidated financial position of the entity as at 30th. September 2015, and of its individual and consolidated financial performance and cash flows for the nine-month period then ended in accordance with Brazilian and international financial reporting standards (IFRS).

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese

(Free translation of the original independent auditors’ report on interim financial information prepared in accordance with Brazilian and International financial reporting standards – IFRS)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION (continued)

TIM Participações S.A.

Rio de Janeiro - RJ

Other Matters

Interim Statements of Added Value

Additionally, we reviewed the interim, individual and consolidated statements of added value for the nine-month period ended 30th. September 2015, as required by CVM regulations applicable to preparation of interim financial information and considered as supplementary information by IFRS, which do not require such statement.   Those individual and consolidated statements were submitted to the same review procedures referred to above and, based on our review, nothing has come to our attention that causes us to believe that the accompanying interim, individual and consolidated statement of added value were not prepared, in all material respects, in relation with the individual and consolidated interim financial information taken as a whole.

Prior year balances

The individual and consolidated interim financial information of TIM Participações S.A. for the nine-month period ended 30th. September 2014 were reviewed by other independent auditors, who issued an unqualified conclusion dated 4th. November 2014.

The individual and consolidated financial statements of TIM Participações S.A. for the year ended 31st. December 2014 were examined by other independent auditors, who issued an unqualified opinion dated 12th. February 2015.

São Paulo, 3rd. November 2015.

Ricardo Julio Rodil

Accountant – CRC-1SP111444/O-1

Baker Tilly Brasil Auditores Independentes S/S

CRC-2SP016754/O-1

 OPINION OF THE FISCAL COUNCIL

MEETING HELD ON OCTOBER 30th, 2015

The Members of the Fiscal Council of TIM Participações S.A. ("Company"), in the exercise of their attributions and legal duties, as provided in Article 163 of the Brazilian Corporate Law, conducted a review and analysis of quarterly financial statements, along with the limited review report of Baker Tilly Brasil Auditores Independentes S.S., for the period that ended on September 30th, 2015 and taking into account the information provided by the Company's management and the Independent Auditors, consider the information appropriate for presentation to the Board of Directors of the Company, in accordance to the Brazilian Corporate Law.

Rio de Janeiro (RJ), October 30th,  2015.

GUIDO VINCI Chairman of the Fiscal Council	JOSINO DE ALMEIDA FONSECA Member of the Fiscal Council
OSWALDO ORSOLIN Member of the Fiscal Council

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese

Opinions and Statements / Directors’ Statement on the Financial Statements

DIRECTORS’ STATEMENT

Rodrigo Modesto de Abreu (Chief Executive Officer), Guglielmo Noya (Chief Financial Officer), Daniel Junqueira Pinto Hermeto (Purchasing & Supply Chain Officer), Mario Girasole (Regulatory and Institutional Affairs Officer), Leonardo de Carvalho Capdeville (Chief Technology Officer), Rogério Tostes Lima (Investor Relations Officer) e Jaques Horn (Legal Officer), as statutory directors of TIM Participações S.A., declares, in accordance with article 25, paragraph 1, item VI of CVM Instruction 480 of December 7, 2009, that: reviewed, discussed and agreed with the Company’s Financial Statement for the period ended September 30, 2015.

Rio de Janeiro, November 3, 2015.

RODRIGO MODESTO DE ABREU Chief Executive Officer	GUGLIELMO NOYA Chief Financial Officer
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	LEONARDO DE CARVALHO CAPDEVILLE Chief Technology Officer
DANIEL JUNQUEIRA PINTO HERMETO Purchasing & Supply Chain Officer	ROGÉRIO TOSTES LIMA Investor Relations Officer
JAQUES HORN Legal Officer

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese

Opinions and Statements / Directors’ Statement on the Auditor’s Report on Special Review

DIRECTORS’ STATEMENT

Rodrigo Modesto de Abreu (Chief Executive Officer), Guglielmo Noya (Chief Financial Officer), Daniel Junqueira Pinto Hermeto (Purchasing & Supply Chain Officer), Mario Girasole (Regulatory and Institutional Affairs Officer), Leonardo de Carvalho Capdeville (Chief Technology Officer), Rogério Tostes Lima (Investor Relations Officer) e Jaques Horn (Legal Officer), as statutory directors of TIM Participações S.A., declares, in accordance with article 25, paragraph 1, item V of CVM Instruction 480 of December 7, 2009, that: reviewed, discussed and agreed with the views expressed in the special review report of independent auditors from the Company for the period ended September 30, 2015.

Rio de Janeiro, November 3, 2015.

RODRIGO MODESTO DE ABREU Chief Executive Officer	GUGLIELMO NOYA Chief Financial Officer
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	LEONARDO DE CARVALHO CAPDEVILLE Chief Technology Officer
DANIEL JUNQUEIRA PINTO HERMETO Purchasing & Supply Chain Officer	ROGÉRIO TOSTES LIMA Investor Relations Officer
JAQUES HORN Legal Officer

Footnotes

1 SINDEC in the National Information System of Consumer Protection, which integrates 406 agencies (PROCONs). It is estimated that these PROCONs represent 48% of total demands in Brazil. Figures consider both mobile and fixed business. The states of CE, DF and PB were not covered this quarter. Due to technical issues reported by agency, data may suffer modifications.

2 MBB project comprises actions on the entire the network: Access (4G, HSPA+ with dual carrier), Transport (backhaul and backbone using FTTS and high capacity microwave links), and IP-Core (caching, peering and transit)

3 GRI Global Reporting Initiative, an international reporting standard on performance indicators, used by TIM on its Sustainability Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: November 3, 2015	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.